

The Energy of Synergy

Annual Report 2008

RANBAXY

The coming together of Ranbaxy and Daiichi Sankyo is a path-breaking confluence that, in one sweep, catapults the new, empowered entity to the status of the world's 15th largest pharmaceutical Company. Individually, the two pharmaceutical giants are formidable - one, India's largest generics Company and the other, among the largest innovator companies in Japan. And now, this synchronisation of proven, individual competencies in a unified, complementary platform has catalysed a high-octane thrust into a far-reaching transformational trajectory.

This synergy of tested success mantras energises the combined business model manifold. It ushers in an expanded global footprint, a wider product portfolio, added revenue streams and better cost-competitiveness, while allowing both companies to optimise research & manufacturing capabilities and much more.





CONTENTS

CHAIRMAN, CEO & MANAGING DIRECTOR'S MESSAGE



Malvinder Mohan Singh
Chairman, CEO & Managing Director

A BROADER PERSPECTIVE OF LEADERSHIP

Dear Shareholders,

The year 2008 has been a significant one for Ranbaxy. The path-breaking partnership between Ranbaxy and Daiichi Sankyo has been recognised for its visionary and strategic intent and has opened up a new paradigm for the future of the global pharmaceutical industry. This combination has resulted in an innovator and generic powerhouse, which now ranks among the top 15 pharmaceutical companies, globally. The partnership will unlock significant and sustained operational and strategic synergies, thereby elevating Ranbaxy onto a faster growth trajectory.

The Energy of Synergy

Ranbaxy and Daiichi Sankyo share a common view on the nature of fundamental changes underway in the dynamics of the industry. We strongly believe that the future environment can be successfully leveraged through a hybrid model, combining the capabilities of an innovator and generics pharmaceutical company.

The partnership between Ranbaxy and Daiichi Sankyo has created a powerful hybrid business model, with complementary strengths ranging from excellence in new drug research & development to extensive reach across global markets. There is tremendous growth potential for both organisations which will be driven and realised in the form of synergies across the front and back ends of the pharmaceuticals business.

In November 2008, Daiichi Sankyo completed the acquisition of 63.92% shares of Ranbaxy and in the process infused

US $ 736 Mn into Ranbaxy's Balance Sheet. The current global business environment is under significant financial strain owing to the turmoil and uncertainty of the economic environment globally. Against this backdrop, Ranbaxy is in a relatively stronger position to supplement its organic growth momentum with inorganic growth opportunities.

Business Performance

Amidst a challenging business environment, Ranbaxy has achieved a growth of 4% on its top line. This was supported by the Company's focus on emerging markets, that contributed 54% to the business; consolidation in the business in developed markets and continued investment in building a high-value new product pipeline.

Russia, Ukraine, Brazil and India led the growth in the emerging markets. The Company recorded a strong performance in these markets that was higher than the industry averages. Amongst the developed markets, Canada and Japan outperformed while Germany and France delivered good results. For the first time, Ranbaxy launched Authorised Generics, Omeprazole and Felodipine, in USA. On both these products, we performed well and garnered good market positions.

The business in both emerging and developed markets was supported by increased number of new product launches and continuous focus on key emerging therapies.

On the innovation front, R&D saw a series of positive developments during the year. We expanded our Drug Discovery & Development collaboration model by successfully entering into a new collaboration with Merck in the field of anti-infectives. In our GSK alliance,




Global Markets Mix 2008
Emerging
Developed
Others
"The partnership between Ranbaxy and Daiichi Sankyo has created a powerful hybrid business model, with complementary strengths ranging from excellence in new drug research & development to extensive reach across global markets."

we maintained steady progress during the year, filing an IND (Investigational New Drug) application in India for Phase I trials on the Respiratory molecule. Our Anti-Malaria combination molecule, Arterolane, progressed well, having successfully completed Phase II studies and obtained approval for Phase III studies in India. On the generics side, we continue to drive a high value pipeline of differentiated and niche products to achieve greater productivity at the business end.

The year 2008 witnessed an unprecedented economic downturn across all markets globally. The volatility and uncertainty in the financial environment was exceptionally high and led to sharp fluctuation in foreign currency rates. Since our business is spread widely across multiple geographies and foreign currencies, the weakened and fluctuating financial and Forex environment created a substantial negative impact on our profitability for the year inspite of sustained performance, at an operating level.



BOARD OF DIRECTORS

left to right: Dr. Anthony H. Wild, Mr. Rajesh V. Shah, Mr. Sunil Godhwani, Mr. Atul Sobti, Mr. Malvinder Mohan Singh, Mr. Takashi Shoda, Dr. Tsutomu Une, Mr. Balinder Singh Dhillon, Mr. Akihiro Watanabe, Mr. Percy K. Shroff

"Ranbaxy's strong multicultural work force has been the bedrock of the Company's glorious past. I am confident that with the commitment and passion of our people, we will shape a bright future for the organisation."

In addition, the US FDA issued warning letters on two of our dosage form plants in India. As a precautionary measure, the US FDA also imposed an import alert on these facilities, which impacted our business performance in USA. There has however been a renewed and concerted effort by us on the technical and regulatory front to resolve these issues. The internal team along with a set of experts is engaged with a high degree of focus and commitment towards implementing a comprehensive plan of corrective actions. Our multi-pronged strategy currently underway will also enable restore and safeguard the current and future product portfolio in the US market.

Corporate Governance

Our strong Board with Independent Directors guides and works through Corporate Governance Committees that focus on aspects like Audit, Compensation, Science, Share transfer, Shareholder grievances etc. The Board Committees regularly scrutinize the policies and proposals made by the Operating Management and also provide an unbiased independent assessment of the state of robustness of the business processes in place. They also guide the management to continuously upgrade standards and proactively address potential vulnerability areas.

Ranbaxy, in 2008, proactively adopted the latest financial guidelines (AS-30) related with foreign currency instruments and harmonised its financial reporting accordingly. We were amongst the earliest companies in India to adopt these guidelines, ahead of time, thus aligning our Company with the global reporting norms while maintaining high standards of disclosure and complete transparency.

The Road Ahead

For the year 2009, Ranbaxy has a clear strategy to harness its growth potential in emerging markets, rebuild the US business through a series of actions on products and facilities; actualise significant revenue upsides through First-to-File and Day-1 launches; strengthen the product / therapeutic pipeline and look for M&A opportunities, complementing our geographic and therapeutic basket. Our focus will be to resolve regulatory compliance issues and continue to strengthen cGMP across all locations. Besides this, Ranbaxy and Daiichi Sankyo will identify key projects to realise synergies at both the front and back ends of the business, although, there will be much to contend with, considering that the industry is projected to grow at around 5% in 2009.



Conclusion

Before closing my remarks, I would like to acknowledge the substantial contribution made by the erstwhile Board in guiding Ranbaxy to its current position of leadership. A special and sincere thanks to my predecessor Chairman, Mr. Harpal Singh, who led the Board in the most exemplary and professional manner. His natural style of heeding business ethics, focusing on corporate governance and above all, taking care of people, has strengthened the very foundation from which the Company aspires to grow.

I also take this opportunity to welcome Mr. Takashi Shoda, Dr. Tsutomu Une, Mr. Balinder Singh Dhillon, Dr. Anthony H. Wild, Mr. Rajesh V. Shah, Mr. Akihiro Watanabe and Mr. Percy K. Shroff to the Board of Ranbaxy. With an enriched, international and experienced Board, Ranbaxy is truly set to establish itself as a research based international pharmaceutical Company.

Ranbaxy's strong multicultural work force has been the bedrock of the Company's glorious past. I am confident that with the commitment and passion of our people, we will shape a bright future for the organisation.

On behalf of the Board, I would like to thank all our shareholders for their continuous and unstinting support. I also look forward with confidence, as before, to your support in the coming years.



With Best Wishes,

Malvinder Mohan Singh
Chairman, CEO & Managing Director
March 29, 2009



Atul Sobti
Chief Operating Officer

Chief Operating Officer's Message

EXPANDING THE GROWTH VISION

2008 started very well, and the Half Year operational and financial results were good, and as planned. However, several events thereafter severely impacted the US and global business. On top of that, foreign exchange movements globally (and esp of the Rupee) only made the impact deeper. International business accounts for about 80% of total Ranbaxy business.

For 2008, Ranbaxy achieved Global Sales of US $ 1682 Mn, a growth of 4%. Emerging markets comprised 54% of the total sales.

The consolidated Loss before Interest, Depreciation, Amortization and Impairment was US $ 60.55 Mn. Loss before Tax was US $ 345.84 Mn. Loss after tax was US $ 215.55 Mn.

The EBITDA was at (3.6%); and excluding Forex gains/losses on translation, it was at 13%. On the same basis, Operational PBT and PAT were at US $ 143 Mn and US $ 273 Mn.

Focused efforts towards reducing Working Capital have resulted in a stronger cash flow position for the Company. Better Receivables and Inventory management helped in the reduction in working capital by 5% of total sales, from year end 2007.

Our **Global Pharmaceutical Business** has several pillars. The "big" USA and India, big on performance and potential, on both business and profits; the "diversified" EU, with challenges on business models; the "high potential" Romania within the EU; the consistent growth "mid markets" of Canada, CIS, South Africa, Brazil, and Nigeria, backed well by the Global Consumer Healthcare Business and Global API Business.

Within our Global Pharmaceutical Business, the US continued to be the largest market of the Company, generating sales of US $ 393 Mn (almost same as 2007, despite severe latter half impact). We also launched our first Authorized Generics in the US - Omeprazole and Felodipine.

We believe that our pending ANDA pipeline is still one of the strongest in the global generics industry, and comprises Niche products, FTFs and commodity generics. During 2008, we achieved some of the biggest and most comprehensive settlements, viz. Atorvastatin and Esomeprazole - the very top of the global drug products.

Canada has grown most impressively and consistently and is today a US $ 55 Mn business.

In India, we maintained our No. 2 position, and achieved secondary growth on par with the industry. Besides maintaining leadership positions in Anti-infective and other acute therapies, we grew much above industry average in the Cardiovascular and other Chronic therapies, thereby increasing contribution of our Chronic business to approximately 25%.

The European Union is well covered by Ranbaxy, with different market models. A key component is the Romania business, with sales at US $ 107 Mn, where Ranbaxy has manufacturing set up also. Ranbaxy is the No. 1 generic company in Romania. Other key markets are UK, France, Germany, Poland and Italy.

Asia Pacific (excluding India), CIS countries (Russia, Ukraine etc.), and Africa are each today around US $ 100 Mn markets for Ranbaxy. CIS is the high growth, and high profit sub-Region, on a consistent basis. In Africa, Nigeria has been a consistent performer. Ranbaxy has also consolidated its presence in




Key Market Sales 2008
111 Mn
Russia & Ukraine
55 Mn
Canada
49 Mn
Brazil

"During 2008, we achieved some of the biggest and most comprehensive settlements, viz. Atorvastatin and Esomeprazole - the very top of the global drug products."

South Africa, with the acquisition of Be-Tabs, and the construction of the new manufacturing facility is on course for a 2009 opening.

Brazil has been another very consistent performer and is a US $ 49 Mn market for Ranbaxy now.

Ranbaxy Global Consumer Healthcare (RGCH) has achieved a distinction for its Revital brand being in the top 15 pharmaceutical brands in India. This is now a US $ 44 Mn business, growing well consistently. During 2008, RGCH also launched Volini SR 100 in the Analgesics category and Chyawan Active, a sugar free Chyawanprash.

Finally, the **API Business** is a global US $ 120 Mn business, with good support from Ranbaxy Chemical Research.

The Company's **Global ARV** business continues to perform well, with sales of US $ 53 Mn during the year. In this period ARVs were supplied for treatment programs in

"Being now a part of the global Daiichi Sankyo Group, Ranbaxy has a wonderful opportunity to participate in the Japanese generic market, which has the potential to be one of the largest globally..."





various countries across the developing world. Further, the World Health Organization (WHO), Geneva, included three additional ARV products of the company in its pre-qualification list - Abacavir tablets, Fixed Dose Combination (FDC) tablets of Abacavir, Lamivudine and Zidovudine and FDC tablets of Lamivudine, Zidovudine and Nevirapine. This has taken the total number of ARV products on the pre-qualification list to 18.

The opportunity of Biosimilars at Zenotech Laboratories Ltd. has been postponed a while, due to the on-going open offer.

In **Global Manufacturing**, we have progressed well on the Special Economic Zone (SEZ) at Mohali in Punjab as well as our facility in South Africa. Both would be operational in 2009.

Through **Research & Development**, the Company filed 6 (including 1 PEPFAR) ANDAs in the US and received 5 approvals. The cumulative ANDA filings stood at 241 and approvals at 142, as of December 31, 2008. From the ANDAs pending approval, we believe that we have a FTF status on 19 products, valued at an innovator market size of US $ 27 Bn.

In the European Union, the Company received 51 National approvals for 35 products in 10 EU Reference Member States and 4 MRP approvals in 22 EU Concerned Member States. The Company also received 3 approvals under De-centralized Procedure in 27 EU Concerned Member States.

On a Global basis, the Company made 273 product filings, comprising various drug formulations across multiple therapies and received approval for 278.

In the area of **Information Technology**, we focused our efforts on leveraging our technology base and existing platforms to improve productivity and compliance. This enabled the Company to make a positive difference to its business performance.

Having one source for business critical information enables streamlining of the regulatory management process. Continuing on the path to speed product to market, the e-submission system has also been upgraded. Till date, Ranbaxy has submitted 22 ANDA filings electronically to the US FDA in the eCTD format.

Integral to our strategy for growth and sustainable development, we have made "Going Green" a part of our work culture. Implementing server and storage consolidation has reduced our electricity consumption. As we continue to deploy more energy efficient solutions in our data centers and desktops, the monetary savings and energy efficiency will grow.

Further, in line with technology advances and our commitment to expand, we will continue to upgrade the Company's communications networks to support the business needs.

On the **Human Resource** front, various engagement actions are under way, based on a Global Employee Engagement Survey.

Most notable are actions under Compensation, Recognition and Career Planning.

Looking ahead at 2009, apart from the on-going challenges in the US, with the FDA as well as the abnormal rupee and global Forex movements, Ranbaxy also has to cope with a global "depression" scenario. In 2008, Ranbaxy had received warning letters and an import alert on the Paonta Sahib and Dewas plants from the US FDA. We have formed an integrated team of internal and external experts and are engaging closely with the US FDA to address the issues and work towards an early resolution. Various mitigation actions, including de-risking, have already been implemented (eg capacity at Ohm Labs in the US has been increased, external opportunities are constantly being evaluated). Our focus on monetizing the FTF opportunities and launching niche new products will enable us to drive the growth in the US business.

The Ranbaxy and Daiichi Sankyo partnership, established in June 2008, creates tremendous synergistic opportunities through collaboration on the front end in global markets and the back end in R&D, Manufacturing, etc. Being now a part of the global Daiichi Sankyo Group, Ranbaxy has a wonderful opportunity to participate in the Japanese generic market, which has the potential to be one of the largest globally, as well as offer a global business base to Daiichi Sankyo, from the almost 50 countries that Ranbaxy has physical presence in.

There is of course also great scope in the usage of Ranbaxy resources and skills in R&D, Manufacturing and Supply Chain and many specialist functions (eg IT, IP).



The Ranbaxy Team has weathered quite a storm, together, in 2008; it would have challenged the best. Together, we will come out of this, in better shape, through 2009.

Atul Sobti
Chief Operating Officer
March 29, 2009





KEY MARKETS REVIEW

WIDER HORIZONS GREATER OPPORTUNITIES



North America

The year 2008 was characterised by both opportunities and challenges for Ranbaxy's North American operations comprising USA and Canada. The region achieved sales of US $ 449 Mn, a growth of 7%. The market environment remained challenging and competitive, witnessing further consolidation.

Ranbaxy's commercial businesses in the US, comprising generic, branded and OTC private label, recorded healthy growth with sales of US $ 393 Mn. In Canada, Ranbaxy 's business recorded a significant growth of 91% with sales of US $ 55 Mn.

USA

Imparting stability and certainty to the Company's future revenue stream, Ranbaxy announced two major litigation settlements. The Company entered into an agreement with Pfizer to settle most of the patent litigation worldwide involving Atorvastatin (Lipitor), the world's largest selling drug. The decision will allow for an earlier introduction of a generic formulation that will benefit patients and many healthcare systems throughout the world including US and Canada. Ranbaxy is taking appropriate steps to launch Atorvastatin in November 2011 in the US with 180 days marketing exclusivity. The settlement will also allow the Company an early entry in other select markets.

The Company also settled patent litigation with AstraZeneca. Two of these agreements concern Esomeprazole magnesium capsules (Nexium), the world's second largest selling drug. The third agreement pertains to Omeprazole 40mg tablets, and the fourth agreement pertains to Felodipine ER (Extended Release) capsules. All the agreements are specific to the US market. The settlement will allow Ranbaxy to commence sales of a generic version of


ohm LABORATORIES, INC.

Nexium under a license from AstraZeneca in May 2014 with 180 days exclusivity in the US market.

During the year, settlement was also reached with Boerhinger-Ingelheim, that will allow Ranbaxy Pharmaceuticals Inc. (RPI) to launch Tamsulosin in March 2010.

In another significant development, Ranbaxy received an approval to manufacture and market Valganciclovir Hydrochloride tablets. The Company believes it has First-to-File (FTF) status on the product that is slated for launch in 2014.

In the generic segment, Ranbaxy launched products in various therapeutic areas which included Hydroxychloroquine tablets, Verapamil tablets, Ranitidine Syrup and Hydrocodone + Acetaminophen tablets. The Company emerged as the sole generic supplier for both suspension and tablet dosage forms of Cefuroxime Axetil. During the second half of the year, Omeprazole 40 mg tablets and Felodipine ER tablets were successfully launched as Authorised Generics (AG), opening a new business channel.

The branded business delivered a strong performance led by dermatology products. The Company improved its ranking in this segment to 12 from 16 in 2007 (IMS MAT Mar 2008). Sotret (Isotretinion capsules) reached a peak market share of 54% in 2008 with the 30 mg dosage strength garnering a 68% share (IMS MAT July 2008).

A moisturising agent LacHydrin 5% received the award as the Best Beauty Buy by Parents magazine. The Company signed a co-promotion deal to promote Halog, Exelderm and Eurax in the primary care market. A number of licensing transactions including an agreement with Cipher Pharmaceuticals for a proprietary formulation of Isotretinion, were achieved.

During the year, Ranbaxy faced some regulatory issues in the US. The US Department of Justice (DOJ) filed a Motion against the Company seeking certain documents. The Motion was later withdrawn after Ranbaxy provided the DOJ with a comprehensive set of audit documents. The Company also received two warning letters from US FDA on its Dewas and Batamandi facilities followed by an Import Alert in the US market for 30 formulations and seven API products. The US FDA however maintained that all drugs manufactured by Ranbaxy have repeatedly tested safe and effective and strongly advised US patients to continue taking Ranbaxy products. The Company is taking a series of actions on the technical and regulatory side to address the Import Alert that was invoked in September 2008, and is cooperating with the US FDA to resolve the matters swiftly.

Meanwhile, to provide an alternate manufacturing facility, Ohm Laboratories Inc. (Ohm) increased its capacity to meet the needs of the US marketplace.

Ohm expanded its market share with product formulations including Loratadine D-24 and Loratadine Orally Disintegrating tablets. Cetirizine 10 mg tablets and oral suspension were launched in the vibrant and growing allergy segment of the Private Label market.

Ranbaxy filed six new ANDAs (Abbreviated New Drug Application) during the year and received five final approvals and two tentative approvals taking the cumulative ANDA filings to 241 with 142 approved products and 99 pending. The Company believes it has a FTF status on approximately 19 potential Para IV ANDA filings, with an innovator size in excess of US $ 27 Bn, at innovator prices.

Canada

In 2008, Ranbaxy Pharmaceuticals Canada Inc. (RPCI) achieved an important milestone, with US $ 55 Mn sales, recording consistent growth for the third consecutive year. RPCI has been identified as the fastest growing generics company in Canada, growing at over 91% in comparison to the total generics market, which grew by 19.4%. Fueling this growth is a product portfolio comprising 22 approved ANDAs from Health Canada, seven of which came in 2008. RPCI launched two ultra generics in 2008, Pantoprazole and Rabiprazole, with Pantoprazole achieving 37.1% market share. The Company also launched Pravastatin in 2008 and achieved a market share of 11.4%, placing RPCI at No. 3 in the Canadian generics market. RPCI garnered the largest market share (25.7%) for Ciprofloxacin and ranks second in Fentanyl, Risperidone, and Lisinopril molecule sales.



Ranbaxy Canada achieved an important milestone with US $ 55 Mn in sales, recording consistent growth for the third consecutive year. Ranbaxy has been identified as the fastest growing generics company in Canada, growing at over 91%.

The Company was awarded "The Outstanding Pharmaceutical Supplier Award" during the year by London Drugs in Western Canada.

European Union

Amidst the prevailing highly competitive business environment, Ranbaxy's European business (including Romania) recorded sales of US $ 330 Mn, a de-growth of 10%. Sales in the region were impacted due to severe pricing pressures, currency devaluation and overall difficult conditions, in several markets.

The Company's business in the Rest of Europe recorded a healthy growth of 14% with sales at US $ 84 Mn. The product portfolio across Europe was strengthened by a number of new regulatory submissions. Ranbaxy streamlined the complex process of delivering pharmaceuticals into Europe by establishing a combined import, processing and distribution center at the port of Antwerp. This move led to a significant improvement in customer service and reduced both time and costs previously incurred at multiple landing sites across Europe.



United Kingdom

The UK pharmaceutical market witnessed a significant drop of around 15% in the prices of generic drugs because of strong pricing pressures. Ranbaxy's business in UK registered sales of US $ 38 Mn, reflecting a de-growth of 20% over the previous year. The Company launched six new products, including two Day-1 launches of Bicalutamide and Venlafaxine tablets/XL. Simvastatin was the leading brand. In a major development, the English Crown Court quashed the UK SFO prosecution of Ranbaxy's UK subsidiary.

Germany

Ranbaxy's Germany business recorded sales of US $ 38 Mn. The pharmaceutical environment in the region was affected by healthcare reforms geared at strengthening the competitiveness of local health insurance companies. As a result, the demand for generic products was influenced by "rebate contracts" of which Ranbaxy concluded 45, leading to patient coverage of around 24 million. The Company launched five products during the year including the Day-1 launch of Bicalutamid in Germany. The other new products launched were Lamotrigine, Sumatriptan and Finasterid. Progress was also made in expanding the customer base with several new business partners. The Company also entered the medical device and food supplement market with the launch of the "Fiebo" fever thermometer and a food supplement "Probiotico".

France

Ranbaxy's France operation recorded sales of US $ 64 Mn despite an average price erosion of 15% and flat growth in the pharmaceutical market. The market witnessed pressure from regulators to decrease prices and prescription volumes leading to a negative market trend in the "off patented" substitutable market. Sales of Ranbaxy to industrial customers however doubled from 2007. In the retail generic market segment, Ranbaxy was ranked at No 9 (GERS data) with a stable market share. The Company launched three products on Day-1 including Loratadine, Clarithromycine and Bicalutamide. The other key launches included Indapamide, Alendronic Acid and the Linea range (mainly food supplements).

Romania

Terapia Ranbaxy retained its No. 1 rank in the Romanian generics market with a market share of 12% (Cegedim, MAT Dec 2008). The prevailing tough market conditions in the EU had an impact on Romania as well with the Company, registering sales of US $ 107 Mn, a de-growth of 12%. It may however be noted that during the year, Terapia Ranbaxy grew faster than the market at 11.9% in comparison to the market growth of 9.7% and attained a rank of No. 7 amongst all pharmaceutical companies in Romania (Cegedim, MAT Dec 2008).

The Company further strengthened its position in the high growth therapeutic segments of Cardiovascular (CVS), Central Nervous System (CNS) and Chronic therapies. Specialised business units capitalised on the ensuing opportunities in the branded generics, traded generics as well as OTC segment.

Terapia Ranbaxy received 48 market authorisations and launched 9 new products during the year. Significant investments have been made to upgrade the Bio-Equivalence Center, making it a state-of-the-art facility. Recently, the Clinical Unit at the BE Centre at Cluj, received approval from NMA to conduct Phase I clinical studies.

Rest of Europe

Ranbaxy's business in Rest of Europe region delivered a robust performance with sales at US $ 84 Mn, reflecting a strong growth of 14%. A series of new products were launched across the region. In Portugal, Ranbaxy was the first Company to launch Tramadol Retard generic as well as 15 additional products. Ten new products were introduced in Spain. Poland completed the regulatory harmonisation process and also launched five new products including an entry in the CNS segment. Isotretinoin gained No. 1 market position in Hungary. Six new products were introduced in this market including Atorvastatin. Distribution agreements were signed in Greece and Turkey and a new distributor was appointed in Ireland. Venalafaxine tablets were introduced on Day-1 in Ireland.

In Northern Europe, the Netherlands market achieved almost 70% market share for Simvastatin and Finland signed an Atorvastatin out-licensing deal. Six new supply deals were signed and there were 21 new launches in this region.

India

Ranbaxy further consolidated its business in India despite an overall slowdown. While the overall domestic market registered a growth of 10.3% (MAT Nov 2008), Ranbaxy grew by 13.9%. The Company recorded sales of US $ 299 Mn. Maintaining its strong position in India, Ranbaxy was ranked No.2 with a market share of 5.08%. Ranbaxy continued its dominance in metro Class I and IA tier cities (top 500 cities/towns of India) with the highest market share amongst all companies (5.47% share in Sep 08 MAT).

The Company's Chronic business segment that contributes around 25% to the business grew faster than the market registering 18.4% growth. In the Cardiovascular therapy area, Ranbaxy registered an even higher growth of 26.5% against 14.9% growth for the segment (MAT Nov 2008). In the Acute therapy area, Ranbaxy grew by 12.6% against the market growth of 9%. The Company continued its leadership position in Anti-infectives, Ranbaxy's major therapeutic segment, with a buoyant 14.7% growth (MAT Nov 2008).

Ranbaxy today holds leadership positions in many product categories across therapies with 19 brands in the top 300 products list, out of which 5 are in the top 30 and 10 are in the top 100 (MAT Nov 2008). Some of the leading brands include the Cifran range, Sporidex, Zanocin, Mox, Faronem, Cilanem from Acute therapy and Storvas, Pioglar G, Rosuvas, Synasma, Flotral and Niftran from the Chronic therapy segment.

During the year, Ranbaxy realigned its operations to cater to the demand in the high growth pharmaceutical segments. The structuring of domestic operations is in line with customer groups and high growth potential markets. This has resulted in the further strengthening of its Chronic franchise and has reinforced the Company's leadership position in the Acute therapy segment. Ranbaxy also capitalised on innovative products in the niche fields of Intensive Care, Urology, Aesthetic Dermatology, Oncology and Bone Disorders.

In 2008, Ranbaxy successfully launched a number of molecules in the Acute and Chronic therapies, of which many were 'Firsts' in the country. One such example in the Urology segment was a Novel Drug Delivery Systems (NDDS) product, Contiflo ICON (Tamsulosin OD tablets 0.4 mg) for patients suffering with Benign Prostate Hyperplasia.





Ranbaxy's business in Russia and Ukraine progressed significantly during the year, registering sales of US $ 111 Mn, a healthy growth of 25% over the previous year.



The Company continues to pursue avenues of in-licensing and in-house development of NDDS to sustain its competitive advantage. Ranbaxy introduced 13 NDDS formulations from its robust pipeline of which 8 were 'First to Launch' in the domestic market.

The Company has established one of the largest distribution networks in the country that comprises 2500+ skilled field force. The Company's operations have been awarded ISO certification in the area of distribution practices. As a part of this exercise, the ISO 9001:2000 and Good Distribution Practices (WHO guidelines) implementation initiative was undertaken in 11 markets. across India. Under this initiative a QMS (Quality Management System) has been established, covering requirements of ISO 9001:2000 and Good Distribution Practices (WHO guidelines). The initiative has resulted in large scale training and knowledge upgradation of employees.

Recognising the potential of rural India and extra urban markets, Ranbaxy has structured a separate dedicated 'Reach Out' team to utilise opportunities in the rural segment. Currently five states with the highest rural population are being covered under this initiative.

As an established leader in the Lipid regulator therapy area in India, Ranbaxy continued to play a pivotal role in creating awareness and understanding of Statins / Lipid regulators amongst individuals prone to the disease state or those at risk to developing complications.

The year witnessed an overall improvement in operational efficiency through better management of financial resources and hygiene parameters including an improved product mix and investment in working capital.

Asia Pacific (excluding India)

The Asia Pacific region recorded sales of US $ 100 Mn witnessing a growth of 11%. Several countries in the region including China, Thailand, Australia and Japan contributed to the growth.

Ranbaxy's business operation in China, Ranbaxy Guangzhou China Limited (RGCL), registered a growth of 17% with sales at US $ 20 Mn. Simcor, the CVS product, emerged as the No 1 brand for RGCL by sales, registering a 32% growth and strengthening the Company's leadership position amongst generic Simvastatins. In the Anti-infective segment, the key brands were Bacqure, Cifran and Keflor. Bacqure continued to be the No.1 generic Imipenem in China with a growth of 136%. Tomiron, the original research compound, licensed from Toyama, continued to grow at a healthy pace. RGCL signed a licensing agreement with Yuhan of Korea for "Cefpiran", the originator brand of Cefpiramide Sodium.

RGCL 's manufacturing plant successfully cleared 5 inspections including a GMP inspection. In line with government regulations, the Company implemented the new QP (Qualified Person) system in 2008.

Ranbaxy's operation in Thailand, RUCL (Ranbaxy Unichem Co. Ltd.) recorded a growth of 4% for the generic business. Ranbaxy's key brands in Thailand include Ranclav (Amoxicillin + Clavulanic Acid), FBC Group (Hematinic), Aspent M (low dose Aspirin), Vercef (Cefaclor), Crixan (Clarithromycin), Magnaspor (Cefuroxime), Sotret (Isotretenoin), Corpril (Ramipril). The Company introduced five new brands during the year, including a first-to-launch generic, Serlift, in the Neuropsychiatry segment.

In Australia, Ranbaxy Australia Pty Limited (RAPL) received six new product marketing approvals in 2008 taking the total number of approvals to 24. The new product launches during the year will enable Ranbaxy to increase its supply coverage to Australian Pharmacies and augment its market share. RAPL also filed five new products for TGA evaluations in 2008. The supply agreement


祝
Congratulations!
First Launch of Amlodipine Tab. 「RLL」
July 2008
by Ranbaxy Laboratories & From Pharmaceutical

business in Australia and New Zealand grew over the previous year and the Company was awarded new tenders in New Zealand. Ranbaxy achieved sales of US $ 20 Mn in Japan, registering a growth of 38%.

Russia & Ukraine

Ranbaxy's business in Russia and Ukraine progressed significantly during the year, registering sales of US $ 111 Mn, a healthy growth of 25% over the previous year. The Company's Russian operation closed the year with sales of US $ 68 Mn, a growth of 31%.



The Company focused its efforts on pharmacy chains, development of regional distributors and increased its coverage to gain momentum. The leading brands for Ranbaxy in Russia were Ketanov, Faringosept, Coldact Flu Plus and Ciprofloxacin.

The new launches included Omsulosin, Klabex XL & Retapress. Ranbaxy's sales in Ukraine grew by 16% at US $ 44 Mn. The Company gained leadership position in majority of segments with Loxof in Levofloxacin, Ketanov in Ketorolac, Ranselex in Celecoxib and Pyoglar in Glitosons being exceedingly popular amongst doctors and patients.

Africa

The Africa region recorded sales of US $ 130 Mn, a growth of 3.5% over the previous year. The market environment remained tough due to various factors including rising input costs as a result of devaluing local currency.

In South Africa, Ranbaxy recorded 3% growth with sales at US $ 55 Mn. The sales in the region grew, inspite of a very challenging business environment. The Anti-infective range of products led by Clarithromycin and Cepodem performed well. A number of new licensing arrangements were finalised during the year. This is expected to improve the future revenue earnings of the Company. The integration with Be-Tabs, the fifth largest generic company in South Africa was successfully accomplished. Be-Tabs was acquired by Ranbaxy in 2007. Another Ranbaxy subsidiary, Sonke Pharmaceuticals, which commenced commercial operations in 2008 and is responsible for manufacturing and marketing Anti-retroviral (ARV) drugs, achieved major success when it was awarded a three year government tender for three key ARVs. Ranbaxy is currently ranked 5th among the generic pharmaceutical companies in South Africa (IMS Dec 2008).

Ranbaxy completed 30 years of operations in Nigeria. The Company achieved sales of US $ 31 Mn during the year registering a robust growth of 41%. Several new products were introduced in the Chronic therapy area. The Company was a proud recipient of several awards during the year including West Africa's world class ARV manufacturer of the Year, the Advertising Standard Award, from APCON and the Award for the Best Kept Industrial Premises.

In Rest of Africa, the French West and Central African markets, where Ranbaxy is one of leading generic pharmaceutical companies, grew well, on the back of several new product launches.

The Company continued to make notable achievements in the ARV segment in 2008. During the year Ranbaxy received supply awards from various Ministries of Health. Among these was a two-year supply contract for Sonke, in South Africa. Sonke sells ARV products in Nigeria and Cameroon.

Latin America

The Latin American markets led by Brazil, achieved sales of US $ 74 Mn in 2008, a growth of 14%. The key markets were impacted by currency devaluation.

Ranbaxy Brazil clocked a noteworthy performance during the year recording 25% growth with sales at US $ 49 Mn. At the time when the Brazilian retail market was growing at 24% (IMS MAT Oct 2008), Ranbaxy grew by 40%. The Company launched eight new products including three Day-1 launches. Ranbaxy is ranked 6th in the generics market and has improved its market share to 4% from 3.5% in 2007 (IMS Dec 2008).

The markets of Colombia and Ecuador showed an upward trend. In the ARV segment, the Company received contracts to supply Efavirenz under a compulsory licensing arrangement, to Brazil.



THERAPY FOCUS

EVOLVING HEALING PARADIGMS



Dr. Arun K. Purohit
VP & Head, Global Therapy Management

Anti-infectives

The global Anti-infective market is currently valued at US $ 66.5 Bn with Antibacterial agents accounting for over 50% of sales. The Antibacterial market is expected to cross US $ 45 Bn by 2012, driven by a growing demand for newer Antibacterials. Ranbaxy's diverse product portfolio in the Anti-infectives market positions the Company favourably to capitalise on the opportunities in this segment. The Anti-infectives franchise remained the largest revenue generator for the Company during 2008, accounting for 37% of global dosage form sales.

Co-Amoxiclav was the leading contributor, which grossed over US $ 67 Mn in 2008. During the year, the Pharmaceutical and Medical Devices Agency (PMDA), Japan, approved Ranbaxy's Levofloxacin tablets. The Company also received tentative approval to manufacture and market Valganciclovir Hydrochloride tablets in the US for which 180-days of marketing exclusivity is anticipated. Ranbaxy also launched Clarithromycin on Day-1 in France. In India, Ranbaxy continued to maintain its leadership in the Anti-infectives segment, garnering 10.9% market share.
The Penem portfolio in particular, captured 19.4% market share.

Cardiovasculars

Ranbaxy continued to enjoy its dominant position in this segment. This was the second largest therapeutic segment for the Company in the year 2008, registering sales of over US $ 265 Mn.
The Company settled most of the patent litigations worldwide with Pfizer, on Lipitor (Atorvastatin) and Caduet (Atorvastatin-Amlodipine combination) whereby Ranbaxy can introduce Atorvastatin in the US market with 180-days exclusivity from November 2011 and an early entry in other select markets.
Ranbaxy took the lead to launch Cilostazole OD and Atorvastatin-Finofibrate combination for the first time in India.
In Japan, Ranbaxy launched Amlodopine on Day-1 of patent expiry. This was the first independent product approval in Japan and with the distinction of being the first product developed by any foreign generic pharmaceutical company outside Japan.
Ranbaxy entered into a settlement with AstraZeneca and commercialised the Authorised Generic versions of Felodipine ER tablets in the US.

Gastrointestinals

The gastrointestinals continues to be another focus therapeutic segment for Ranbaxy as is evident from a growth of 56% in revenues in 2008. Ranbaxy entered into two key settlements for its

First-to-File (FTF) products in this segment; a multi-pronged settlement with AstraZeneca for Nexium (Esomeprazole magnesium) whereby Ranbaxy will enter the US market under a license from AstraZeneca, in May 2014 with 180-days exclusivity. Further, it will formulate a significant portion of AstraZeneca's US supply of Nexium from May 2010, with provision for the manufacture of Esomeprazole magnesium Active Pharmaceutical Ingredient (API) from May 2009. The Company was designated as the US distributor for the Authorised Generic versions of Omeprazole 40 mg tablets, garnering 43% market share. Ranbaxy also made two promising launches, Rabeprazole and Pantoprazole, in this segment in Canada in 2008.

Musculoskeletal

This segment emerged as the fourth largest therapeutic segment for Ranbaxy in 2008 and posted a healthy growth of 18%.

Rheumatology and Musculoskeletal drugs grossed about US $ 130 Mn. Ketorolac Tromethamine emerged as a leading product in this segment, clocking robust growth of just over 100%. Ranbaxy became the first company to launch Teriparatide injection, a biogeneric product for the treatment of Osteoporosis, in India.

Central Nervous System (CNS)

Ranbaxy's Central Nervous System portfolio garnered over US $ 94 Mn in total sales in 2008. Gabapentin and Sertraline were the key contributors in this segment. In UK, the Company launched three additional strengths of Gabapentin this year. Risperidone, which was launched on Day-1 in major markets of Europe in 2007, continued to record a robust growth of 57%.

Respiratory

Antihistamines form the core of Ranbaxy's presence in the respiratory segment. The respiratory franchise recorded over US $ 98 Mn in sales during 2008 with Loratadine being the leading product contributing US $ 33 Mn. The Company launched Loratadine product on Day-1 in France and other major markets of Europe. Other key products for the Company in this segment include Chlorpheniramine, Cetirizine and their combinations which registered growth of about 134% and 160%, respectively.

Other Milestones

Ranbaxy signed an exclusive in-licensing agreement with CD Pharma (VSL Pharmaceuticals) to market the Inersan brand in India and Nepal. This patented, probiotic preparation is used for the treatment of dental problems such as periodontitis, gingivitis and halitosis and is first-of-its-kind to be introduced in India. The Company also entered into a marketing pact with US drug firm BioPro Pharmaceuticals, to sell its brain tumor drug 'Gliadel Wafer' in India. Gliadel is the only US FDA approved chemotherapeutic implant for use during surgical resection, providing localised delivery of chemotherapy.


FELODIPINE
10 mg
ATENOLOL
Tablets, USP

Ranbaxy's Top-20 Products

Simvastatin
AmoxiClav Potassium
Isotretinoin
Amoxycillin and Combinations
Ciprofloxacin and Combinations
Ketorolac Tromethamine
Omeprazole and Combinations
Cefuroxime Axetil
Cephalexin
Loratadine and Combinations
Clarithromycin
Ginseng+Vitamins
Diclofenac and Combinations
Ranitidine
Cefaclor
Cefpodoxime Proxetil
Efavirenz
Atorvastatin and Combinations
Fenofibrate
Ofloxacin and Combinations

RESEARCH & DEVELOPMENT

DISCOVERING NEW REALMS



Dr. Sudershan K. Arora (L)
President - R&D (Generics, NDDS & Drug Development)

Dr. Pradip Kumar Bhatnagar (R)
Sr. Vice President, New Drug Discovery Research

Table-1: International Regulatory Filings and Approvals Dosage Forms (Jan-Dec'08)

Market	Approvals	Filings^
USA	**5**	**6^^**
Europe	**58**	**37**
- National	51@	26^^^
- MRP	4@@	4^^^^
- DCP	3@@@	7^^^^^
Other Key Markets	**215**	**230**
- Australia/New Zealand	4	6
- Brazil	5	2
- Canada	3	2
- China	1	5
- Japan	1	2
- Russia/CIS	17	45
- South Africa	6	8
- RoW	178	160
Total	**278**	**273**

@ Approvals for 35 products in 10 RMS
@@ Approvals for 4 products in 22 CMS
@@@ Approvals for 3 products in 27 CMS

^ Incl. fresh / new filings only; also incl. OTC & ARV products
^^ Incl. 1 ANDA filing under PEPFAR
^^^ Filings for 20 products in 8 RMS
^^^^ Filings for 4 products in 22 CMS
^^^^^ Filings for 6 products in 26 CMS

Ranbaxy continued its strong research orientation in the area of generics and new drug discovery.

New Drug Discovery Research (NDDR)

Ranbaxy made significant progress on its Anti-malarial molecule by successfully completing Phase II studies of its combination product Arterolane in India and Thailand. The Company received approvals from the Drug Controller General of India (DCGI) to commence Phase III studies in adult and Phase II studies in pediatric patients. The Phase III trials will soon begin in India. The Company also plans to seek regulatory approvals in South East Asian countries and Africa for Phase III clinical trials.

Ranbaxy's collaborative research programs with GlaxoSmithKline (GSK) are progressing well. The Company started a Phase I Rising Single Dose study in India on one of the candidates in the respiratory segment. With the beginning of the Phase I clinical trial, Ranbaxy received a milestone payment from GSK. Ranbaxy also filed a Clinical Trial Application (CTA) for the same with the National Medical Agency, Romania, for conducting Phase I clinical trials in Romania.

Three additional programs, covering the Oncology and Inflammation areas have also been included in the GSK alliance.

Ranbaxy signed an alliance with Merck for the discovery of novel Antibiotics and Antifungal drugs. Under the alliance, the focus is to screen, identify and optimise new lead compounds for activity against an identified novel target for hospital acquired gram-positive infections.


RANBAXY

In collaboration with Anna University, India, the Company has identified a plant extract that shows significant activity in the *in vivo* models of pain and inflammation.

In addition, the Company is pursuing collaboration with the International Centre for Genetic Engineering & Biotechnology (ICGEB), India, profiling the Anti-dengue activity of a plant extract, through a funding from Department of Biotechnology (DBT). Ranbaxy is also working on two Anti-tuberculosis targets with similar support from the DBT.

During the year, the Drug Discovery team filed nine patents and Herbal Research team filed two patent applications in India.

Pharmaceutical Research (Dosage Forms)

In 2008, Ranbaxy launched 54 new products in the domestic market of which 19 were developed in-house, 28 were out sourced and seven were in-licensed.

In USA, six ANDAs including one PEPFAR-ANDA and one potential Para-IV FTF were submitted.

In the European Union (EU), the Company made 26 National Filings for 20 products in eight EU Member States and seven filings for six products under the de-centralised procedure in 26 EU Member States. In addition, four products were filed under the Mutual Recognition Procedure in 22 EU Member States.

The Company made 230 filings in other key markets, including 45 in Russia (including CIS Countries), eight in South Africa, six in Australia and New Zealand, five in China and two each in Brazil, Canada and Japan. (Please refer Table-1 for International Regulatory Filings & Approvals).

The team also filed 32 patents in India, including four patents in Novel Drug Delivery System.

Chemical and Fermentation Research (API)

The emphasis on developing novel (non-infringing/patentable) process know-how and new polymorphic forms of Active Pharmaceutical Ingredients (API) continued.

Technology transfer was completed for five new APIs while scale-up studies were completed for eight other new APIs. The Company also filed 271 Drug Master Files, comprising 48 APIs across various countries and 27 patents were filed in India.

Table-2: International DMF Filings and Approvals - APIs (Jan-Dec'08)*

Market	Filings (# of APIs)	Approvals (# of APIs)
USA	6 (6)	1 (1)
Europe	196 (26)	135 (16)
Brazil	2 (2)	1 (1)
China	-	2 (2)
Russia (incl. Ukraine)	6 (4)	4 (3)
South Africa	6 (6)	2 (2)
Other Key Markets	55 (30)	12 (10)
Total	**271 (48)**	**157 (27)**

* Doesn't include re-registrations & outsourced APIs
DMF: Drug Master File

Table-3: Patent Applications Filings and Acceptance/Grant (Jan-Dec'08)

Category	Filings*	Accepted / Granted Patents**		
		India	USA	Total
APIs	27	-	2	2
Dosage Forms	28	-	-	-
NDDS	4	-	-	-
NCEs	9	-	4	4
Herbal	2	-	-	-
Packaging	6	-	-	-
Analytical Development	2	-	-	-
Clinical Pharmacology & Pharmacokinetics	1		-	-
Total	**79**	**-**	**6**	**6**

* These are 1st time (fresh) filings; not international or national filings of earlier applications filed in India

** These are unique patents - meaning any equivalent patents granted in other countries or published under PCT have not been counted.



Omesh Sethi
Chief Financial Officer

FINANCIAL REVIEW

BANKING ON STRONG FOUNDATIONS

During the year 2008, Ranbaxy achieved a revenue growth of 9%. Despite a global economic slowdown, the Company's financial performance in the first half was in line with expectations. Extraneous factors such as sharp depreciation in rupee versus dollar, coupled with US FDA issues affected the second half performance.

In the first half of 2008, sales were at US $ 849 Mn, 13% above the corresponding previous period. Developed markets grew at 12%, while emerging markets growth was at 9%. Markets such as USA, Canada, Russia, Brazil and India performed well. Key financial parameters such as EBITDA margin, Profit after Tax, Cash Flow and Working Capital showed improvement in the first half of the year.

In the second half of the year, the US FDA issued an import alert covering 30 molecules manufactured by the Company at its Paonta Sahib and Dewas facilities. This coupled with a sharp depreciation of most currencies against the US Dollar, especially in major markets such as India, Russia, Brazil, Romania and South Africa, significantly impacted the Company's operating results.

Consolidated sales for the year stood at US $ 1682 Mn (Rs 72,954 Mn), a growth of 9% in Rupee terms or a growth of 4% in Dollar terms. Sales growth was a combination of strong performance from several key markets like Russia, Ukraine, Brazil, Canada as well as from businesses like Consumer Healthcare and API. However this was offset by a slowdown in Europe and Romania owing to unstable market conditions. US remained the largest market, though growth was affected in the last quarter due to the import alert issued by the US FDA in September 2008. Asia Pacific region performed well with India, recording a growth of 5% in Rupee terms, and the CIS countries delivering strong performance, registering a growth of 25%. Business performance in the Rest of the World markets was driven by Africa and Latin America, the latter growing at 14%.

Business in emerging markets sustained its growth and maintained its contribution to the overall business at 54%, while the impact on the developed markets was reflective in its growth of 1%. The API business grew by 14%.

The financial performance of the Company for the year needs to be considered along with the following critical developments that occurred well into the second half of the year.

First, the year witnessed unprecedented currency volatility in the wake of unforeseen global financial crisis including the Rupee. Through 2007 and up to early 2008, the Rupee steadily appreciated against the US Dollar. From around levels of Rs 44, it hardened to about Rs 39 with the market forecasting further appreciation. Given the considerable exposure of Ranbaxy to global markets, in order to de-risk exports realisations from the predicted one-way movement of the Rupee, derivative covers were taken to protect the Company against exchange volatility.

However due to the adverse economic factors, Rupee movement sharply reversed to the US Dollar in June 2008, and steadily deteriorated through the second half of the year sliding past the 50 rupee mark. Consequently, the second half results, inter alia, suffered an aggregate of losses arising out of derivatives as well as losses arising out of revaluation of balance sheet items viz., Accounts Receivables / Accounts Payables and Foreign Currency Loans.

Secondly, consequent to the import alert issued by the US FDA, provision for writing off inventory in the US market was made during the third quarter on a prudent basis. Provision for return of stocks by US customers was also made in the same quarter. Due to its abnormal nature, this was shown as an Exceptional item.

Finally, in accordance with The Institute of Chartered Accountants of India's announcement of March 2008 encouraging early adoption of the latest financial guidelines (AS-30), the Company decided to implement the same. In order to be fully compliant with good accounting practices and to ensure adequate transparency of financial result, the Company adopted AS-30 w.e.f. Oct 1, 2008. Consequently, the Company recorded an exchange loss of Rs.7,702 Mn on fair valuation of the outstanding derivative contracts at Sept 30, 2008 in the last quarter ending Dec 31, 2008.

Consolidated Loss before Interest, Depreciation, Tax & Amortisation for the year stood at Rs 2,626 Mn against Profit of Rs 10,509 Mn in 2007. However, adjusted for Foreign Exchange Loss/(Gain) such Consolidated Profit for 2008 on a comparable basis was Rs 8,437.77 Mn against Rs 8,496.67 Mn in 2007.

Consolidated Loss before Tax stood at Rs 15,000 Mn against Profit before Tax of Rs 9,985 Mn in 2007. Adjusted for Foreign Exchange Loss/(Gain) including such Loss/(Gain) on account of Loans and Exceptional items, the Consolidated result before tax for 2008 translated to a Profit of Rs 3,558 Mn in 2008 against Rs 4,901 Mn in 2007.

Inspite of the adverse business environment, the Company focused its efforts on improving productivity and optimising cost structures across the entire value chain. These measures are expected to drive growth and support the Company's competitive positioning in the fast changing generics landscape in times to come.

The year witnessed stronger cash flows from the business vis-à-vis earlier years. This was led by improved working capital position through improved receivable and inventory management, resulting in reduction in Gross Working Capital by about 5% of Moving Average Turnover.

Pursuant to the Daiichi Sankyo acquisition, the Company received US $ 736 Mn against preferential equity and warrants issued to Daiichi Sankyo Company Limited. The proceeds were utilised to retire borrowings, thus reducing the balance sheet leverage by half and improving Net Worth.

The Company will continue its efforts to strengthen its systems and processes across all key functions, so as to enhance control, compliance and risk management environment across the organisation.

We believe that given Ranbaxy's global market presence and balanced product portfolio, the Company is in a position to sustain growth in the future years.



GLOBAL HUMAN RESOURCES

PEOPLE POWER AT WORK





Udai Upendra
President & Head, Global Human Resources

In the knowledge driven pharmaceuticals industry, human capital plays a critical role in the success of an organisation.
At Ranbaxy, our current and future growth is primarily dependent on our rich global talent pool. We endeavour that our organisation responds to changing times and develops the continuing agility required to remain successful. To achieve this, we work hard to ensure that our workforce is enabled, enriched and energised. Our values have been the driving force that sustains our efforts. These are reflected in the principles of Trustworthiness, Customer Responsiveness, People Development, Performance Focus and Entrepreneurial Drive espoused throughout the organisation.

In 2008, we further strengthened our senior leadership team. While experienced and capable people joined the organisation, promising talent within the Company was put through a planned development programme called LEAD. These initiatives are designed to further strengthen our core operations and position the Company on a stronger footing.

Our work on the 'Total Rewards Strategy' has progressed well. This strategy focused on attracting and retaining people, offering competitive remuneration, recognition, work life balance and ensuring performance management. Equally important have been the initiatives where employees were to further their careers with in-house and international development opportunities, thereby also encouraging mobility across geographies. Our talent pipeline enabled us to provide leadership roles in several countries, including Romania, Myanmar and Mexico, among others.

The Company's Global Engagement Survey captured the aspirations and the voice of the people which was shared across locations. A structured process was followed to analyse feedback, brainstorm alternate action plans and implement them through dedicated teams. This enables us to work towards a cohesive work culture that leads to value creation and work life synergies.

We aim to make appreciation a way of life at Ranbaxy.
To recognise our people, the Global Appreciate Programme celebrated the outstanding achievements of individuals and teams, within the organisation. Several global nominations were received. Award winners of this year's program were from North America in the individual category and Brazil for the team effort.

Constantly communicating and engaging with our people through Fun@Work, get togethers and other such initiatives will continue to be an important touchstone. We firmly believe that our invaluable Human Capital asset is a vital resource for the organisation and the 12000 strong multi-cultural employees, representing over 50 nationalities, will continue to be at the core of our success.



Ramesh L. Adige
President, Corporate Affairs &
Global Corporate Communications

CORPORATE SOCIAL RESPONSIBILITY AND ENVIRONMENT, HEALTH & SAFETY

CREATING VALUE. VALUING LIFE...


SCHOOL HEALTH PROGRAM



Corporate Social Responsibility (CSR)

Reaching out to the underserved rural communities and helping them overcome their challenges is central to Ranbaxy's CSR philosophy. We always strive to make a meaningful impact on the quality of their lives by bringing preventive, promotive and curative healthcare services to their doorstep.

Nearly three decades ago in 1979, Ranbaxy started its health care initiatives in certain identified rural areas of Punjab. As the reach of the program grew, the Ranbaxy Community Health Care Society (RCHS) was established in 1994. A novel idea of providing mobile health care outreach service for the poor and underprivileged was initiated. The program today benefits nearly 2 lakh people in 77 rural and urban slum areas in Punjab, Haryana, Himachal Pradesh, Madhya Pradesh and Delhi. Today, six well equipped mobile health care vans with teams of medics and paramedics are actively engaged in the delivery of health care to our target population in these states. The issues addressed include maternal-child health, family planning, reproductive health, adolescent health, health education and AIDS awareness.

As usual, the systematic efforts by RCHS during the year have delivered the desired positive results. A significant reduction in the infant mortality rate has been achieved in the old as well as new service areas. No infant death occurred due to diarrhea, a major killer disease in the past. The birth rate also continued to show a decline and no maternal death was reported. We believe this achievement is significant especially in a country like India where deaths during pregnancy and childbirth are much higher than elsewhere in the world. These positive results are an outcome of the scientific and strategic approach being followed by RCHS in tackling issues like low birth weight, pneumonia, diarrhoea, lack of new born care and management of obstetrical emergencies.

Additionally, we are working hand in hand with the Government and other voluntary agencies to step up our medical and social interventions to deal with critical issues like HIV/AIDS, tuberculosis, malaria and female foeticide. The Company also actively participated in various national health campaigns, especially the pulse polio immunisation.

The year saw Ranbaxy building partnerships with reputed national organisations like the Rajiv Gandhi Foundation, Voluntary Health Association of Punjab and the Society for Service to Voluntary Agencies for important projects on Reproductive Child Health and HIV/AIDS.

Innovation has always been at the heart of all our actions and we strongly believe that it should be encouraged. With this aim, the Ranbaxy Research Foundation was created in 1985 and later rechristened as Ranbaxy Science Foundation (RSF). Under its aegis, the foundation continues to promote scientific endeavour in the country. It rewards excellence in medical and pharmaceutical sciences and channelises national and international knowledge in finding cures for diseases, afflicting mankind. During the year, Ranbaxy presented Research Awards to five outstanding Indian scientists and Science Scholar Awards to four young and brilliant scholars. Symposia and Round Table conferences were also organised on topics relating to advanced stage cancers, urban health, lifestyle and cancer and MDR/XDR Tuberculosis.



As a member of today's rapidly changing global community, the Company continues to look at sustainable ways of meeting the healthcare challenges of the world, today and in the future.

Environment, Health & Safety (EHS)

Excellence in EHS is deeply embedded and integrated into our business excellence goals. As a socially responsible company, Ranbaxy has made an enduring commitment to consistently set new benchmarks in environmental protection and workplace safety. The Company is also deeply aware of its responsibility to deploy clean and green technologies that help in providing a sustainable environment. This further builds upon the already significant bond of trust and concern that it warmly shares with the communities located in and around its operating facilities.

EHS Management System (EHSMS)

Ranbaxy firmly believes that quality in EHS is congruent with the quality of the Company's products and services. As a step in this direction, we introduced a centralised and comprehensive Incident Tracking System to further streamline our EHSMS. Branded 'N'Vizion, the new state-of-the-art centralised tracking system provides a detailed analysis of the root cause of each incident, followed by the corrective and preventive actions taken and its impacts.

This technology provides considerable support in reducing the number of incidents and their recurrence, making our workplaces a lot safer. The system is being rolled out in a phased manner across all our locations, worldwide. Our Corporate EHS Team also conducted audits at the Company's operating sites in the US and South Africa. These audits were undertaken to substantially verify the implementation of the EHSMS. Additionally, comprehensive EHS audits of our key Active Pharmaceutical Ingredient (API) manufacturing facility at Toansa, in Punjab, were also concluded by one of our major business partners.

Two EHS functional meets were organised during the year where all EHS professionals in the Company came together, to share their varied experiences and achievements. Recalling the journey so far, the group set out new goals. This made it a unique learning exercise. The functional meet will now be held bi-annually and will serve as an ideal platform for sharing new ideas and information.

Environment

The Environmental Management System (EMS) at our key API manufacturing facilities at Toansa and Mohali, in Punjab, went through the annual surveillance audit, by a leading external verifying agency.

Both manufacturing facilities conformed to all audit specifications and continued to remain ISO14001 complaint. Notable progress was made towards achieving the defined environmental objectives, programs and long-term goals. For further improving the wastewater management, an Agitated Thin Film Dryer and Plate type Ultra Filtration were added as incremental safeguards, at the Toansa API facility.

Occupational Health and Safety

It is our constant endeavour to scale up and better our Occupational Health and Safety practices.
A number of initiatives were undertaken during the year to enhance workplace safety.
The emergency preparedness was ensured through regular tabletop exercises and mock drills at all our manufacturing facilities and R&D centres.

At our Toansa manufacturing facility, the 'Fire and Safety Risk Assessment' and the 'Hazardous Area Classification' was reviewed by third party specialists. The National Safety Council also conducted external safety audits at Toansa and Mohali. A cross-functional team of Corporate EHS, Engineering and Facility professionals along with an external specialist further undertook external safety audits at the Corporate Office.

Extensive safety training programs were also conducted by internal and external specialists at all our manufacturing facilities, including those managed by our contract manufacturing business partners.

These diligent steps have led to the development of an extremely positive atmosphere at all our locations with Environment, Health and Safety being given due importance. These best practices are now a part of the system and are deeply ingrained into the very fabric of our operations.

REPORT ON CORPORATE GOVERNANCE

1. THE COMPANY'S PHILOSOPHY ON CODE OF CORPORATE GOVERNANCE

In order to ensure sustainable returns to all stakeholders of the business, it is imperative, especially for large organizations, to adopt and follow certain policies, procedures and processes, which together constitute a "Code of Corporate Governance". It is important that such a Code is institutionalised, to ensure transparency, consistency and uniformity of decision making processes and actions. Ranbaxy has always believed in such a "Sound" Code of Corporate Governance, as a tool for highest standards of management and business integrity.

2. BOARD OF DIRECTORS

The details of Directors on the Board of the Company during the year ended December 31, 2008, were as under:

Name of the Director	Category	Number of Directorships held in other Companies@	Number of Board Committee memberships held in other companies ^	Number of Chairmanship of Board Committees held in other companies^
Mr. Malvinder Mohan Singh Chairman, CEO & Managing Director	Executive	12	6	3
Mr. Harpal Singh	Non-Executive Non-Independent	6	2	–
Mr. Vivek Bharat Ram	Non-Executive Independent	3	–	1
Mr. Gurcharan Das	-do-	5	–	–
Dr. P. S. Joshi	-do-	8	2	–
Mr. Nimesh N. Kampani	-do-	6	2	2
Mr. Vivek Mehra	-do-	–	–	–
Mr. Surendra Daulet-Singh	-do-	1	1	–
Mr. Ravi Mehrotra	-do-	–	–	–
Mr. V. K. Kaul	-do-	3	1	–
Mr. Shivinder Mohan Singh	Non-Executive Non-Independent	13	2	–
Dr. Brian W. Tempest	-do-	–	–	–
Mr. Atul Sobti Chief Operating Officer and Whole-time Director	Executive	–	–	–
Mr. Ramesh L. Adige Whole-time Director Corporate Affairs & Global Corporate Communications	-do-	2	2	–
Mr. Sunil Godhwani	Non-Executive Non-Independent	13	5	1
Mr. Takashi Shoda	-do-	–	–	–
Dr. Tsutomu Une	-do-	–	–	–
Dr. Anthony H. Wild	Non-Executive Independent	–	–	–
Mr. Akihiro Watanabe	-do-	–	–	–
Mr. Balinder Singh Dhillon	-do-	–	–	–
Mr. Rajesh V. Shah	-do-	6	1	–

@ Excludes private, foreign companies and companies registered under Section 25 of the Companies Act, 1956.

^ Includes only the membership of Audit and Shareholders'/Investors' Grievance and Share Transfer Committees.

Notes:

1 Mr. Nimesh N. Kampani and Mr. Surendra Daulet-Singh resigned from the Directorship of the Company on October 20, 2008 and December 15, 2008 respectively. On December 19, 2008, the Board of Directors of the Company was reconstituted - Mr. Harpal Singh (Non-Executive Chairman), Mr. Vivek Bharat Ram, Mr. Gurcharan Das, Dr. P. S. Joshi, Mr. Vivek Mehra, Mr. Ravi Mehrotra, Mr. V. K. Kaul, Mr. Shivinder Mohan Singh, Dr. Brian W. Tempest and Mr. Ramesh L. Adige resigned as Directors and Mr. Takashi Shoda, Dr. Tsutomu Une, Mr. Rajesh V. Shah, Dr. Anthony H. Wild, Mr. Akihiro Watanabe and Mr. Balinder Singh Dhillon were appointed as Directors against the casual vacancies so caused. Mr. Percy K. Shroff has been appointed on March 27, 2009 as Non-Executive- Independent Director of the Company against the casual vacancy.

Mr. Malvinder Mohan Singh, CEO & Managing Director was appointed as Chairman, CEO & Managing Director on December 19, 2008 for a period of five years subject to requisite approvals.

2) As on December 31, 2008, none of the Directors are related inter-se.

3. BOARD MEETINGS

Dates of Board meetings are fixed in advance and agenda papers are circulated to Directors in advance.

Meetings and Attendance

During the year 2008, **nine** Board Meetings were held: January 17, February 19, March 28, April 22, May 30, June 11, July 29, October 31 and December 19, 2008.

Attendance of Directors at Board Meetings and at the Annual General Meeting (AGM)

Name of the Director	No. of Board Meetings attended	Whether attended the AGM held on May 30, 2008
Mr. Harpal Singh	9	Yes
Mr. Vivek Bharat Ram	6	Yes
Mr. Gurcharan Das	3	No
Mr. Sunil Godhwani	6	No
Dr. P. S. Joshi	9	Yes
Mr. Nimesh N. Kampani	2	No
Mr. V. K. Kaul	8	Yes
Mr. Vivek Mehra	6	No
Mr. Ravi Mehrotra	-	No
Mr. Shivinder Mohan Singh	7	Yes
Mr. Surendra Daulet-Singh	3	No
Dr. Brian W. Tempest	7	Yes
Mr. Malvinder Mohan Singh	9	Yes
Mr. Atul Sobti	8	Yes
Mr. Ramesh L. Adige	9	Yes
Mr. Takashi Shoda	1	
Dr. Tsutomu Une	1	
Mr. Rajesh V. Shah	1	
Dr. Anthony H. Wild	1	
Mr. Balinder Singh Dhillon	1	
Mr. Akihiro Watanabe		

4. COMMITTEES OF THE BOARD

(i) Audit Committee

The Audit Committee has been constituted as per Section 292A of the Companies Act, 1956 and the guidelines set out in the Listing Agreements with the Stock Exchanges. The terms of reference include -

- Overseeing financial reporting processes.
- Reviewing periodic financial results, financial statements and adequacy of internal control systems.

- Approving internal audit plans and reviewing efficacy of the function.
- Discussion and review of periodic audit reports.
- Discussions with external auditors about the scope of audit including the observations of the auditors.
- Reviewing with the management, the statement of uses / application of funds raised through an issue (public, rights, preferential issue of securities etc.)

Minutes of meetings of the Audit Committee are circulated to members of the Committee and the Board.

Composition and Attendance

During the year 2008, **five** meetings of the Audit Committee were held on January 16, March 27, April 21, July 28 and October 31, 2008.

Name of the Member	No. of Meetings attended
Mr. V. K. Kaul *	5
Mr. Nimesh N. Kampani	3
Mr. Vivek Mehra	5
Mr. Ravi Mehrotra **	–
Mr. Harpal Singh	4
Permanent Invitees	
Mr. Malvinder Mohan Singh	5
Mr. Atul Sobti	5

* Resigned as Chairman w.e.f. April 23, 2008, continued as member of the Committee.

** Appointed as Chairman w.e.f. May 30, 2008.

The Audit Committee was reconstituted on December 19, 2008, as under:

Name of the Member
Mr. Akihiro Watanabe, Chairman
Mr. Balinder Singh Dhillon
Mr. Rajesh V. Shah
Mr. Sunil Godhwani
Permanent Invitees
Mr. Malvinder Mohan Singh
Mr. Atul Sobti
Dr. Tsutomu Une

Members of the Audit Committee have requisite financial and management expertise and have held or hold senior positions in reputed organisations.

The Statutory Auditors, Internal Auditor and the Chief Financial Officer are invited to attend and participate at meetings of the Committee.

The Company Secretary acts as the Secretary to the Committee.

(ii) Management Committee

Terms of Reference of the Management Committee include -

- Review of business strategies and policies and review and approval of merger and acquisition proposals, medium terms plans and annual budgets.
- Review operating performance for the global organisation.
- Approval of processes and practices relating to human resources, succession planning for senior management personnel.
- Review policies, processes and systems on Environment, Safety and Ecology.
- Review and approval of R&D strategy.

Minutes of meetings of the Management Committee are circulated to members of the Committee and the Board.

Composition and Attendance

During the year 2008, two meetings of the Management Committee were held on January 16 and March 27, 2008.

Name of the Member	No. of Meetings attended
Mr. Harpal Singh, Chairman	2
Mr. Vivek Bharat Ram	2
Mr. Gurcharan Das	-
Mr. Nimesh N.Kampani	2
Mr. Surendra Daulet-Singh	2
Permanent Invitees	
Mr. Malvinder Mohan Singh	2
Mr. Atul Sobti	2

The Management Committee was reconstituted on December 19, 2008, as under:

Name of the Member
Mr. Malvinder Mohan Singh, Chairman
Mr. Takashi Shoda
Dr. Tsutomu Une
Mr. Sunil Godhwani
Permanent Invitee
Mr. Atul Sobti

(iii) Compensation Committee

Terms of Reference of the Compensation Committee include -

- Administration and superintendence of Employees Stock Option Schemes (ESOS).
- Formulation of the detailed terms and conditions of the ESOS.
- Grant of stock options.
- Recommendation for fixation and periodic revision of compensation of the Managing Director and Executive Directors to the Board for approval and review and approve compensation policy (including performance bonus, incentives, perquisites and benefits) for senior management personnel.

Minutes of meetings of the Compensation Committee are circulated to members of the Committee and the Board.

Composition and Attendance

Three meetings of the Compensation Committee were held on January 16, March 27 and June 11, 2008, before the reconstitution of the Committee.

Name of the Member	No. of Meetings attended
Mr. Vivek Bharat Ram, Chairman	3
Mr. Nimesh N. Kampani	2
Mr. V. K. Kaul	3
Mr. Harpal Singh	3
Mr. Surendra Daulet-Singh	2
Permanent Invitee	
Mr. Malvinder Mohan Singh	3

The Compensation Committee was reconstituted on December 19, 2008, as under:

Name of the Member
Mr. Balinder Singh Dhillon, Chairman
Dr. Tsutomu Une
Mr. Rajesh V. Shah
Mr. Sunil Godhwani
Permanent Invitee
Mr. Malvinder Mohan Singh

Post reconstitution, **one** meeting of the Committee was held on December 19, 2008. All the members and permanent invitee attended the said meeting.

Remuneration Policy

The Remuneration Policy of the Company for managerial personnel is primarily based on the following criteria:

- Performance of the Company, its divisions and units.
- Track record, potential and performance of individual managers and
- External competitive environment.

Remuneration of Directors

Remuneration of Executive Directors is decided by the Board based on recommendations of the Compensation Committee as per the remuneration policy of the Company, within the ceiling fixed by the shareholders. In view of the loss incurred by the Company for the financial year ended December 31, 2008, the Company has applied to the Central Government for the remuneration of the Executive Directors and the approval is awaited. The details of the remuneration of Executive Directors for the year ended December 31, 2008 are as under:

Name of the Director	Salary & Allowances	Commission	Perquisites	Retiral Benefits	Stock Options	Service Contract	
						Tenure	Notice Period & Severance Fee
	Rs.Lacs						
Mr. Malvinder Mohan Singh	1929.44		12.08	430.31	2,00,000- granted on 19.12.2008 at an exercise price of Rs.219 per share	Up to 18.12.2013	As per Note nos. 5 & 6 herein below
Mr. Atul Sobti	279.99		0.51	10.26	30,000- granted on 16.1.2008 at an exercise price of Rs.391 per share	Up to 17.01.2012	12 months
Mr. Ramesh L. Adige*	81.34		0.76	3.47	15,000- granted on 16.1.2008 at an exercise price of Rs.391 per share		

* Mr. Ramesh L. Adige resigned from the Board of Directors of the Company effective December 19, 2008. However, he continues to be in employment of the Company.

Notes:

1. In view of the loss incurred by the Company for the year ended December 31, 2008, no commission has been paid to the Executive Directors.
2. Retiral benefits are exclusive of provision for future liabilities in respect of retirement benefits (which are based on actuarial valuation done on overall Company basis).
3. The aforesaid stock options were not granted at a discount as the market price of the share of the Company on January 15, 2008 and December 18, 2008 was Rs. 390.75 and Rs. 218.60 respectively. The options granted are exercisable till expiry of ten years from the date of grant. Vesting period will commence on the expiry of one year from the date of grant of options and the entitlement will be in the graduated scale over a period of five years as provided in the Employees Stock Option Scheme of the Company.
4. Mr. Malvinder Mohan Singh, CEO & Managing Director of the Company has been appointed as Chairman, CEO & Managing Director effective December 19, 2008, for a period of five years, subject to requisite approvals.
5. The notice period has been provided in the Employment Agreement, entered into by the Company with Mr. Malvinder Mohan Singh, and varies on account of 'disability', specific 'cause', 'convenience', mutual agreement etc.
6. The severance fee payable will be equivalent to 24 months cost to the Company as defined in the abovementioned Employment Agreement (except where termination/cessation has been on account of 'disability', occurrence of specific 'cause', termination by Mr. Malvinder Mohan Singh for 'convenience', mutual agreement or death).

Remuneration to Non-Executive Directors

Remuneration to Non-Executive Directors comprises commission and sitting fees.

In view of the loss incurred by the Company for the year ended December 31, 2008, no commission was paid to the Non-Executive Directors of the Company.

The sitting fee paid to Non-Executive Directors for the year ended December 31, 2008, was as under:

Name of the Director	Sitting Fees (Rs.Lacs)
Mr. Harpal Singh	4.55
Mr. Vivek Bharat Ram	3.05
Mr. Gurcharan Das	0.60
Mr. Sunil Godhwani	1.45
Dr. P. S. Joshi	2.00
Mr. Nimesh N. Kampani	1.80
Mr. V.K. Kaul	4.10
Mr. Ravi Mehrotra	
Mr. Vivek Mehra	2.20
Mr. Shivinder Mohan Singh	1.40
Mr. Surendra Daulet-Singh	1.40
Dr. Brian W. Tempest	1.40
Mr. Takashi Shoda	0.20
Dr. Tsutomu Une	0.40
Dr. Anthony H. Wild	0.20
Mr. Akihiro Watanabe	
Mr. Balinder Singh Dhillon	0.40
Mr. Rajesh V. Shah	0.40

As on December 31, 2008, Mr. Balinder Singh Dhillon holds 230 equity shares of the Company. None of the other Non-Executive Directors hold any shares in the Company.

(iv) Science Committee

Terms of Reference of Science Committee include -

- Approval of focus areas of research, especially New Drug Discovery Research (NDDR) and Novel Drug Delivery Systems (NDDS);
- Monitoring progress of NDDR and NDDS.

Minutes of meetings of the Science Committee are circulated to members of the Committee and the Board.

Composition and Attendance

During the year 2008 one meeting of the Science Committee was held on March 27, 2008. The attendance of the members at the said meeting is as under:

Name of the Member	No. of Meeting attended
Dr. P. S. Joshi, Chairman	1
Mr. Vivek Bharat Ram	1
Mr. Gurcharan Das	-
Mr. V. K. Kaul	1
Mr. Malvinder Mohan Singh	1
Mr. Harpal Singh	1
Permanent Invitees	
Dr. Nityanand	1
Mr. Atul Sobti	1

The Science Committee was reconstituted on December 19, 2008, as under:

Name of the Member
Dr. Tsutomu Une, Chairman
Mr. Malvinder Mohan Singh
Mr. Takashi Shoda
Dr. Anthony H. Wild
Mr. Sunil Godhwani
Permanent Invitees
Mr. Atul Sobti
Head of R&D Division of the Company

(v) Shareholders'/Investors' Grievance and Share Transfer Committee

Terms of Reference of Shareholders'/Investors' Grievance and Share Transfer Committee include -

- Approve transfers, transmissions, issue of duplicate certificates, transpositions, change of names etc. and to do all such acts , deeds, matters and things as connected therein.
- Review complaints received and action taken by the Company.

Composition and Attendance

During the year 2008, eight meetings of the Committee were held on March 10, May 9, June 30, August 8, August 26, September 16, October 15 and December 4, 2008.

Name of the Member	No. of Meetings attended
Mr. Harpal Singh, Chairman	8
Mr. Vivek Bharat Ram	7
Mr. V. K. Kaul	7
Mr. Malvinder Mohan Singh	8

The Shareholders' / Investors' Grievance and Share Transfer Committee was reconstituted on December 19, 2008, as under:

Name of the Member
Mr. Sunil Godhwani, Chairman
Mr. Malvinder Mohan Singh
Dr. Tsutomu Une
Mr. Balinder Singh Dhillon
Mr. Atul Sobti

The Company addresses all complaints, suggestions and grievances expeditiously and replies have been sent/issues resolved usually within 15 days except in case of dispute over facts or other legal constraints.

The Company received 52 shareholders' complaints which inter-alia include non-receipt of dividend, annual report, split shares etc. The complaints were duly attended to and the Company has furnished necessary documents / information to the shareholders.

The Shareholders' / Investors' Grievance and Share Transfer Committee reviews complaints received and action taken by the Company in this regard.

No requests for share transfers are pending except those that are disputed or sub-judice.

Mr. S. K. Patawari, Company Secretary is the Compliance Officer of the Company.

5. GENERAL BODY MEETINGS

Details of the General Meetings held in the last three years:

I. Annual General Meeting

Year	Date	Day	Time	Venue	Special Resolutions Passed
2006	28-6-2006	Wednesday	11.00 A.M.	The National Institute of Pharmaceutical Education & Research, Sector 67, S.A.S. Nagar, Punjab	No Special Resolution passed.
2007	31-5-2007	Thursday	11.00 A.M.	The National Institute of Pharmaceutical Education & Research, Sector 67, S.A.S. Nagar, Punjab	No Special Resolution passed
2008	30-5-2008	Friday	11.00 A.M.	The National Institute of Pharmaceutical Education & Research, Sector 67, S.A.S. Nagar, Punjab	- Appointment of Dr. Brian W. Tempest as an "Advisor" to Ranbaxy Europe Ltd., a wholly owned subsidiary of the Company for a period of three years effective January 1, 2008. - Approval for amendment in existing Employees Stock Option Scheme(s) of the Company to provide that Stock Options granted and outstanding in the hands of the employees who may be transferred to any entity affiliated to the Company would vest on the date of transfer of such employees provided one year has elapsed between the date of grant of stock options and date of such transfer.

II. Extra-ordinary General Meeting

2008	15-7-2008	Tuesday	9.00 A.M.	Confederation of Indian Industry (CII), Block No. 3, Sector-31 A, Dakshin Marg, Chandigarh	- Approval under Section 81(1A) of the Companies Act, 1956 for issue of Equity Shares and Warrants of the Company on preferential basis to Daiichi Sankyo Company, Limited, Japan. - Approval for amendment to the existing Employees Stock Option Scheme(s) of the Company to the effect that maximum number of stock options that may be granted to individual management employee in a year be increased from 40,000 to 3,00,000.

6. CODE OF CONDUCT

The Code of Conduct for the Directors and Employees of the Company is posted on the website of the Company.

> **Declaration as required under Clause 49 of the Listing Agreement**
>
> All Directors and Senior Management personnel of the Company have affirmed compliance with the provisions of the Ranbaxy Code of Conduct for the financial year ended December 31, 2008.
>
> Malvinder Mohan Singh
> Chairman, CEO & Managing Director
>
> Gurgaon (Haryana)
> March 27, 2009

7. Certificate from CEO and CFO

Certificate from CEO and CFO for the financial year ended December 31, 2008 has been provided elsewhere in the Annual Report.

8. DISCLOSURES

A. Related Party Transactions

The Company has not entered into any transaction of material nature with the promoters, the Directors or the management, their subsidiaries or relatives etc. that may have any potential conflict with the interests of the Company.

B. Disclosure of Accounting Treatment

There has not been any significant changes in accounting policies during the year other than early adoption of Accounting Standard-30 "Financial Instruments-Recognition and Measurement" issued by the Institute of Chartered Accountants of India, though the standard is mandatory only in respect of accounting period commencing on or after April 1, 2011.

C. Risk management

The Company has a procedure to inform the Board about the risk assessment and minimisation procedures. The Board of Directors periodically reviews the risk management framework of the Company.

D. Compliances by the Company

During the last three years, no penalties or strictures have been imposed on the Company by the Stock Exchanges or SEBI or any other statutory authorities on matters related to capital markets.

E. The Company has complied with all the mandatory requirements and has adopted non-mandatory requirements as per details given below:

(1) **The Board**

The Company maintained the office of Mr. Harpal Singh, the Non-Executive Chairman at its corporate office at Plot No. 90, Sector 32, Gurgaon-122001 (Haryana) and also reimbursed the expenses incurred in performance of his duties till December 19, 2008, when he ceased to be the Director and Chairman of the Board. The Company has now an Executive Chairman.

There is no fixed tenure for Independent Directors.

(2) **Remuneration Committee**

The Company has constituted Compensation Committee as detailed in 4(iii) hereinabove. Prior to the reconstitution of the Compensation Committee on December 19, 2008, Mr. Vivek Bharat Ram, Independent Director was the Chairman of the Committee and was also present at the last Annual General Meeting. After the reconstitution, Mr. Balinder Singh Dhillon, an Independent Director is the Chairman of the Committee.

(3) **Shareholders' Rights**

The quarterly financial results are published in the newspapers as mentioned under the heading "Means of Communication" at Sl. No. 9 hereinbelow and also displayed on the website of the Company. The results are not separately circulated to the shareholders.

(4) **Audit qualifications**

The Auditors have qualified the Company's financial statements for the year under review to the effect that the Company has paid managerial remuneration to its Directors in excess of the limits under the Companies Act, 1956 ("Act").

The explanation to this qualification is that the Company had adequate profits for past many years and thus has been paying remuneration to its managerial personnel within overall limits as specified under the Act. However, due to sharp erosion in rupee value and import alert by US FDA, the Company incurred losses in the second half of the year 2008. In view of this, the managerial remuneration paid during the year has exceeded the limits prescribed under the Act. The Company has sought approval of the Central Government for waiver of excess remuneration paid.

(5) **Training of Board Members**

No specific training programme was arranged for Board members. However, at the Board/Committee meetings detailed presentations are made by Professionals, Consultants as well as Senior Executives of the Company on the business related matters, risk assessment, strategy, effect of the regulatory changes etc.

(6) **Mechanism for evaluating Non-Executive Board Members**

The Company has not adopted any mechanism for evaluating individual performance of Non-Executive Directors.

(7) **Whistle Blower Policy**

The Company has laid down a Code of Conduct for all its employees across the organisation. The Code of Conduct of the Company lays down that the employees shall promptly report any concern or breach and suggests not to hesitate in reporting a violation or raising a policy concern to the Code

Compliance Cell or concerned superior. The Code provides that the Company shall support and protect employees for doing so. The Company does not have Whistle Blower Policy.

9. MEANS OF COMMUNICATION

(a) The Company regularly intimates unaudited as well as audited financial results to the Stock Exchanges immediately after these are taken on record by the Board. These financial results are normally published in the Business Standard/ Financial Express, the Tribune (Punjabi Edition) and are displayed on the website of the Company www.ranbaxy.com. Further in compliance of Clause 52 of the Listing Agreement, the above information and other communication sent to Stock Exchanges have also been filed under Corporate Filing Dissemination System (CFDS) and are available at website: www.corpfiling.com.

The official news releases and the presentations made to the investors/analysts are also displayed on the Company's website.

(b) Management Discussion and Analysis Report forms part of the Report of the Directors.

10. SHAREHOLDER INFORMATION

Annual General Meeting

Date : May 29, 2009

Time : 11.00 A.M.

Venue : The National Institute of Pharmaceutical Education and Research (NIPER) Sector-67, S.A.S. Nagar (Mohali) - 160 062 (Punjab)

No Special resolution is proposed to be passed by Postal ballot at the aforesaid Annual General Meeting.

Financial Calendar -

Adoption of Quarterly Results for the quarter ending	3rd/4th week of
– June 30, 2009	July 2009
– September 30, 2009	October 2009
– December 31, 2009	January 2010
– March 31, 2010	April 2010

Book Closure Dates

May 22, 2009 to May 29, 2009 (both days inclusive)

LISTING ON STOCK EXCHANGES

The Equity Shares of the Company as on December 31, 2008 were listed on the Bombay Stock Exchange Ltd. and National Stock Exchange of India Ltd. at Mumbai. Global Depository Receipts (GDRs) are listed on the Stock Exchange at Luxembourg. Foreign Currency Convertible Bonds (FCCBs) have been listed with the Singapore Exchange Securities Trading Limited.

The Company confirms that it has paid annual listing fees due to the Stock Exchanges for the year 2008-2009.

STOCK CODE

1. The National Stock Exchange of India Ltd. - RANBAXY
2. Bombay Stock Exchange Ltd. - 359 (Physical) 500359 (Demat)

REGISTRAR AND TRANSFER AGENT

M/s. Alankit Assignments Ltd. (Alankit), 2E/8, 1st Floor, Jhandewalan Extension, New Delhi-110 055 is the Registrar and Share Transfer Agent for physical shares of the Company. Alankit is also the depository interface of the Company with both National Securities Depository Ltd. (NSDL) and Central Depository Services (India) Ltd. (CDSL).

However, keeping in view the convenience of shareholders, documents relating to shares will continue to be received by the Company at Corporate Office of the Company at Plot No. 90, Sector 32, Gurgaon-122001 (Haryana). Tel No. 91-124-4135000, Registered Office at A-11, Industrial Area Phase-III, Sahibzada Ajit Singh Nagar (Mohali)-160055, (Punjab) and Head Office at 12th Floor, Devika Tower, 6, Nehru Place, New Delhi-110019 Tel No. 91-11-26237508; email address: secretarial@ranbaxy.com.

Market Price Data (Rs.)				
Month	Bombay Stock Exchange (BSE)		National Stock Exchange (NSE)	
	High	Low	High	Low
January 2008	433.00	299.90	432.95	297.05
February 2008	458.00	349.95	457.25	349.40
March 2008	473.25	418.00	473.80	418.00
April 2008	501.00	436.00	502.00	435.90
May 2008	534.55	456.95	535.00	459.50
June 2008	613.70	492.35	660.00	456.25
July 2008	556.50	402.50	549.55	403.10
August 2008	542.45	448.80	542.00	484.00
September 2008	513.00	241.25	514.00	240.30
October 2008	306.00	164.30	306.80	163.50
November 2008	236.00	165.00	236.00	165.00
December 2008	255.80	192.00	255.55	179.20

Stock Price Performance - Ranbaxy Vs BSE Sensex Year 2008


650.0
600.0
550.0
500.0
450.0
400.0
350.0
300.0
250.0
200.0
150.0
Ranbaxy Share Price (Rs.)
22,000.0
20,000.0
18,000.0
16,000.0
14,000.0
12,000.0
10,000.0
8,000.0
BSE Sensex (Pts.)
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
— Ranbaxy
BSE Sensex

Note : Based on daily closing data of the BSE Sensex (Pts.) and Ranbaxy (Rs. Per share)

SHARE TRANSFER SYSTEM

With a view to expedite the process of share transfers, the Board of Directors of the Company has delegated the power of share transfer to some of the Directors with appropriate individual limits. The delegated Director(s) attend(s) to the share transfer formalities once in a fortnight. The shares for transfers received in physical form are transferred expeditiously, provided the documents are complete and the shares under transfer are not under any dispute. The share certificates duly endorsed are returned immediately to shareholders. Confirmation in respect of the requests for dematerialisation of shares is sent to the respective depositories i.e. NSDL and CDSL expeditiously.

DEMATERIALIZATION OF SHARES

The shares of the Company are in compulsory demat segment and are available for trading in the depository systems of both NSDL and CDSL. As on December 31, 2008, 412,011,478 Equity Shares of the Company, forming 98.01% of the Share Capital of the Company, stand dematerialised.

International Securities Identification Number - INE015A01028 (with NSDL and CDSL)

Shareholding Pattern as on December 31, 2008

Category	No. of Shares held	Percentage of Shareholding (%)
Promoters-Daiichi Sankyo Company, Ltd., Japan	268711323	63.92
Mutual Funds & UTI	8437491	2.01
Banks, Financial Institutions, Insurance Companies	40232520	9.57
FIIs	17502782	4.16
Private Corporate Bodies	22269390	5.30
Indian Public	52242069	12.43
Foreign Nationals	20000	0.00
NRIs/OCBs	3727057	0.89
GDRs	7227121	1.72
Grand Total	**420369753**	**100.00**

Distribution of Shareholding as on December 31, 2008

From To	No. of Shareholders		No. of Shares	
	Number	% Total	Number	% Total
1 - 50	123369	57.38	2800480	0.67
51 - 100	34258	15.93	2851376	0.68
101 - 200	19562	9.10	3045224	0.72
201 - 300	7773	3.61	1999436	0.48
301 - 400	5432	2.53	1900498	0.45
401 - 500	3733	1.74	1743910	0.41
501 - 600	2803	1.30	1556008	0.37
601 - 700	1999	0.93	1306167	0.31
701 - 800	1562	0.73	1188674	0.28
801 - 900	1189	0.55	1015021	0.24
901 - 1000	1684	0.78	1635653	0.39
1001 - 2000	6227	2.90	8906947	2.12
2001 - 3000	2140	1.00	5247001	1.25
3001 - 4000	1098	0.51	3761578	0.89
4001 - 5000	572	0.27	2592470	0.62
5001 & above	1595	0.74	378819310	90.12
Total	**214996**	**100.00**	**420369753**	**100.00**

Liquidity of Shares

The Equity Shares of the Company have been included in the Sensex of the leading Stock Exchanges.

Outstanding Stock Options

Number of Stock Options outstanding as on December 31, 2008 - 7,272,849 *

* Options granted upto October 3, 2002 are entitled for additional shares on a proportionate basis in view of issue of bonus shares by the Company in the ratio of 3 for 5 in October 2002.

The Company had allotted 23,834,333 Warrants to Daiichi Sankyo Company, Limited, Japan on October 20, 2008. Each Warrant is exercisable at any time between six months to eighteen months from the date of allotment at the option of the holder of the warrant for one fully paid Equity Share of the Company of Rs. 5 each at a price of Rs. 737. Rs.73.70 has been paid in respect of each Warrant (being 10% of the exercise price) at the time of allotment and the balance amount of Rs.663.30 for each Warrant will be payable at the time of exercise of Warrant(s).

There are 23,834,333 warrants outstanding as on December 31, 2008.

The Company had raised US$ 440,000,000 in the year 2006 through Zero Coupon Convertible Bonds. The Bonds are convertible any time on or after April 27, 2006 upto March 8, 2011 by the holders into fully paid Equity Shares of Rs.5 each of the Company, which may subject to certain conditions, be represented by Global Depository Shares (GDS) with each GDS representing one share at a conversion price of Rs.716.32 per share, which is subject to adjustment in certain circumstances. In case if the Bonds are not converted into shares, the Company will redeem each Bond at 126.765% of its principal amount on the maturity date i.e. March 18, 2011.

7,227,121 GDRs representing 7,227,121 Equity Shares of Rs.5 each constituting 1.72% of the issued subscribed and paid-up share capital of the Company, were outstanding as on December 31, 2008.

Plant Locations of the Company

1. A-8, A-9, A-10 & A-11,
   Industrial Area Phase- III,
   Sahibzada Ajit Singh Nagar
   (Mohali) - 160 055 (Punjab)
2. Village Toansa, P.O. Railmajra
   Distt. Nawansahar (Punjab) - 144 533
3. A-41, Industrial Area Phase VIII-A
   Sahibzada Ajit Singh Nagar
   Mohali - 160 071 (Punjab)
4. Industrial Area 3
   A.B. Road, Dewas - 450 001
   Madhya Pradesh
5. Village & PO Ganguwala
   Teh. Paonta Sahib - 173 025
   Distt. Sirmour (H.P.)
6. Village Batamandi
   Tehsil Paonta Sahib - 173 025
   Distt. Sirmour (H.P.)
7. E-47/9, Okhla Industrial Area
   Phase-II, Okhla, New Delhi - 110 020
8. Plot No. B-2
   Madkaim Industrial Estate, Ponda, Goa
9. K-5, 6,7, Ghirongi
   Malanpur, Distt. Bhind - 477 116 (M.P.)

Address for Correspondence

Shareholders are requested to contact -
Mr. S. K. Patawari
Company Secretary
Ranbaxy Laboratories Ltd.
Plot No. 90, Sector 32, Gurgaon-122001
Haryana
Tel.No. 91-124-4185888, 4135000
Fax No.91-124-4106490
Email address : secretarial@ranbaxy.com

Auditors' certificate on compliance with the conditions of corporate governance under clause 49 of the listing agreements

To the members of
Ranbaxy Laboratories Limited

We have examined the compliance of conditions of corporate governance by Ranbaxy Laboratories Limited ("the Company") for the year ended on December 31, 2008, as stipulated in clause 49 of the listing agreements of the Company with the Bombay Stock Exchange and National Stock Exchange.

The compliance of conditions of corporate governance is the responsibility of the management. Our examination was limited to procedures and implementation thereof, adopted by the Company, for ensuring the compliance of the conditions of corporate governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.

In our opinion and to the best of our information and according to the explanations given to us, we certify that the Company has complied with the conditions of corporate governance as stipulated in the abovementioned listing agreements.

We further state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the management has conducted the affairs of the Company.

For Walker, Chandiok & Co
Chartered Accountants

per B. P. Singh
Partner
Membership No. 070116

Place : Gurgaon
Dated : March 27, 2009

CERTIFICATE FROM CEO AND CFO

To the Board of Directors of Ranbaxy Laboratories Ltd.

We, Malvinder Mohan Singh, Chairman, CEO & Managing Director and Omesh Sethi, Chief Financial Officer certify that :

a We have reviewed financial statements and the cash flow statement for the year ended December 31, 2008 and that to the best of our knowledge and belief :

   i these statements do not contain any materially untrue statement or omit any material fact or contain statements that might be misleading;

   ii these statements together present a true and fair view of the Company's affairs and are in compliance with existing Accounting Standards, applicable laws and regulations.

b There are, to the best of our knowledge and belief, no transactions entered into by the Company during the year which are fraudulent, illegal or violative of the Company's Code of Conduct.

c We accept responsibility for establishing and maintaining internal controls for financial reporting and have evaluated the effectiveness of internal control systems of the Company pertaining to financial reporting and we have disclosed to the auditors and the Audit Committee, deficiencies in the design or operation of such internal controls, if any, of which we are aware and the steps we have taken or propose to take to rectify these deficiencies.

d We have indicated to the Auditors and the Audit Committee that -

   i there has not been any significant changes in internal control over financial reporting during the year under reference;

   ii there has not been any significant changes in accounting policies during the year requiring disclosure in the notes to the financial statements other than adoption of Accounting Standard 30 - "Financial Instruments - Recognition and Measurement" as disclosed in Note No. 23 of Schedule 26; and

   iii there has not been any instances during the year of significant fraud of which we had become aware and the involvement therein, if any, of the management or an employee having a significant role in the Company's internal control system over financial reporting.

Malvinder Mohan Singh
Chairman, CEO & Managing Director

Omesh Sethi
Chief Financial Officer

Place : Gurgaon
Date : March 27, 2009

RANBAXY
LABORATORIES LIMITED

Registered Office: A-11, Industrial Area Phase-III, Sahibzada Ajit Singh Nagar (Mohali) - 160055 (Punjab)

NOTICE is hereby given that the **48th Annual General Meeting** of Ranbaxy Laboratories Limited will be held on **Friday, May 29, 2009**, at **11.00 A.M.** at Auditorium of The National Institute of Pharmaceutical Education and Research (NIPER), Sector-67, S.A.S. Nagar (Mohali)- 160 062, Punjab, to transact the following business :

ORDINARY BUSINESS

1. To receive, consider and adopt the Profit and Loss Account for the year ended December 31, 2008 and the Balance Sheet as at that date and the Reports of the Directors and the Auditors thereon.
2. To appoint a Director in place of Mr. Sunil Godhwani who retires by rotation and being eligible offers himself for re-appointment.
3. To appoint M/s. BSR & Co., Chartered Accountants as Auditors of the Company to hold office from the conclusion of this meeting until the conclusion of the next Annual General Meeting and to fix their remuneration. M/s. Walker, Chandiok & Co., the retiring Auditors, have expressed their unwillingness to be re-appointed.

SPECIAL BUSINESS

4. To consider and if thought fit, to pass with or without modification(s) the following resolution as an **Ordinary Resolution**:

   "RESOLVED that Mr. Takashi Shoda who was appointed as a Director on December 19, 2008 in the casual vacancy caused by the resignation of Mr. Vivek Bharat Ram and whose term of office expires at this Annual General Meeting and in respect of whom the Company has received a notice from a member under Section 257 of the Companies Act, 1956, proposing his candidature for the Office of Director, be and is hereby appointed as a Director of the Company."

5. To consider and if thought fit, to pass with or without modification(s) the following resolution as an **Ordinary Resolution**:

   "RESOLVED that Mr. Rajesh V. Shah who was appointed as a Director on December 19, 2008 in the casual vacancy caused by the resignation of Mr. Gurcharan Das and whose term of office expires at this Annual General Meeting and in respect of whom the Company has received a notice from a member under Section 257 of the Companies Act, 1956, proposing his candidature for the Office of Director, be and is hereby appointed as a Director of the Company."

6. To consider and if thought fit, to pass with or without modification(s) the following resolution as an **Ordinary Resolution**:

   "RESOLVED that pursuant to the provisions of Section 293(1)(e) and other applicable provisions, if any, of the Companies Act, 1956 (including any statutory modification or re-enactment thereof for the time being in force), the Board of Directors of the Company (hereinafter referred to as "the Board") be and is hereby authorised to contribute, from time to time, to charitable and other funds not directly relating to the business of the Company or the welfare of its employees, such amount or amounts, as the Board may in its absolute discretion deem fit provided that the total amount that may be so contributed in any financial year shall not exceed Rs. 10 Crores or five percent of the Company's average net profits as determined in accordance with the provisions of Sections 349 and 350 of the Companies Act, 1956, during the three financial years immediately preceding, whichever is greater."

   "RESOLVED FURTHER that for the purpose of giving effect to the above Resolution, the Board be and is hereby authorised to do all such acts, deeds, matters and things as it may, in its absolute discretion deem necessary and/or expedient for implementing and giving effect to this Resolution and to settle any question, difficulty or doubt that may arise in this regard on behalf of the Company."

7. To consider and if thought fit, to pass with or without modification(s) the following resolution as a **Special Resolution**:

"RESOLVED that pursuant to the provisions of Section 309(4) of the Companies Act, 1956 ("Act") or any amendment or modification thereof the Directors of the Company (other than the Managing and Whole-time Directors) may be paid remuneration as may be determined by the Board of Directors or a Committee thereof, by way of commission annually for each of the five financial years of the Company commencing from January 1, 2009, not exceeding 1 (one) percent of the net profit of the Company for all the non-executive Directors in aggregate, computed in the manner referred to in Section 198(1) of the Act or any amendment or modification thereof and further that such payment in the above manner to be in addition to the fees for attending meetings of the Board and Committee(s) thereof which each such Director may be entitled to receive under the Articles of Association of the Company."

"RESOLVED FURTHER that the Board of Directors be and is hereby authorized to take such steps as the Board may consider necessary or expedient to give effect to this Resolution."

8. To consider and if thought fit, to pass with or without modification(s) the following resolution as a **Special Resolution**:

"RESOLVED that pursuant to the provisions of Sections 198, 269, 309 and all other applicable provisions if any, of the Companies Act, 1956 ("Act") read with Schedule XIII to the said Act, and subject to the receipt of requisite approvals, the Company hereby accords its approval for the appointment of Mr. Malvinder Mohan Singh as Chairman, CEO & Managing Director effective December 19, 2008 for a period of five years subject to the terms and conditions as specified in the Employment Agreement entered into between him and the Company."

"RESOLVED FURTHER that subject to the approval of Central Government, Mr. Malvinder Mohan Singh be paid remuneration effective December 19, 2008, for a period of three years, as specified hereunder:

Salary, Allowances and Perquisites (including benefits, facilities and amenities): Not exceeding Rs. 30 Crores per annum with the authority granted to the Board of Directors (hereinafter referred to as "the Board" which term shall include a Committee of Directors) to determine the remuneration including inter-se break-up thereof and grant increases from time to time within the aforesaid limit.

Allowances and Perquisites include furnished residential accommodation or house rent allowance in lieu thereof, maintenance of such accommodation, gas, electricity & power, water, furnishings, utility allowance, medical reimbursement, family holiday travel in India & overseas/allowances in lieu thereof, leave travel assistance/allowance, membership fees for clubs, hospitalisation and accident insurance, security at residence and any other "allowances & perquisites" as per the policy/rules of the Company in force and/or as may be approved by the Board from time to time.

In addition to the above, he will also be entitled to the following perquisites and benefits as per policy/rules of the Company in force or as may be approved by the Board from time to time:

- Company maintained three cars (as per his choice) with drivers. At the end of three years from the date of purchase of the car(s), he may replace the car(s) (as per his choice).
- Infrastructure Facilities at residence such as Telephone(s), Fax(es), Computers, Laptops, Video conference facility, internet and broadband etc.
- Mobile phone(s), hand held e-mail devices.
- Company's contribution to Provident Fund and Superannuation Fund Schemes.
- Payment of Gratuity and other Retiral Benefits as per policies/rules of the Company.
- Encashment of leave as per policy of the Company.
- Long Service Award as per policy of the Company.

Allowances & Perquisites will be valued as per the Income-tax rules, wherever applicable and at actual cost to the Company in other cases."

RANBAXY
LABORATORIES LIMITED

Registered Office : A-11, Industrial Area Phase-III, Sahibzada Ajit Singh Nagar (Mohali) - 160 055 (Punjab)

Attendance Slip

48th Annual General Meeting
May 29, 2009

DP ID ....
Folio No./Client ID ....

Full Name of the Shareholder / Proxy attending the meeting

....

(First Name) (Second Name) (Surname)

FIRST HOLDER / JOINT HOLDER/PROXY
(Strike out whichever is not applicable)

FULL NAME OF FIRST HOLDER ....
(If Joint Holder / Proxy attending) (First Name) (Second Name) (Surname)

....
Signature of the Shareholder / Proxy

Please note that no gifts / Company products will be given at the meeting

RANBAXY
LABORATORIES LIMITED

Registered Office : A-11, Industrial Area Phase-III, Sahibzada Ajit Singh Nagar (Mohali) - 160 055 (Punjab)

Proxy FORM

DP ID ....
Folio No./Client ID ....

I/We .... of ....

....
(Full Address)

in the State of .... being a member(s) of Ranbaxy Laboratories Limited

hereby appoint ....
(Name in Blocks)

of .... in the State of .... or failing
(Address)

him/her .... of ....
(Name in Blocks) (Address)

in the State of .... as my / our proxy to vote for me / us and on my / our behalf at the 48th Annual General Meeting of the Company to be held on **Friday May 29, 2009, at 11.00 A.M. at Auditorium of The National Institute of Pharmaceutical Education and Research (NIPER), Sector-67, Sahibzada Ajit Singh Nagar (Mohali) - 160 062 (Punjab)** and at any adjournment thereof.

As WITNESS my / our hand / hands is / are affixed this .... day of .... 2009.
(Date) (Month)

Affix
15 Paise
Revenue
Stamp

Signature..

Note : 1. The proxy need not be a member of the Company.
2. The proxy form duly signed across 15 paise Revenue Stamp should reach the Company's Registered Office at least 48 hours before the time of the meeting.

"RESOLVED FURTHER that the Board of Directors be and is hereby authorised to fix actual remuneration of Mr. Malvinder Mohan Singh, and revise it from time to time within the aforesaid ceilings."

"RESOLVED FURTHER that Mr. Malvinder Mohan Singh be entitled to such amount as commission for each accounting year, as may be decided by the Board within the overall limits laid down under Schedule XIII to the Act."

"RESOLVED FURTHER that subject to superintendence, control and direction of the Board, Mr. Malvinder Mohan Singh shall perform such duties and functions as would be commensurate with his position as Chairman, CEO & Managing Director of the Company and as may be delegated to him by the Board from time to time."

"RESOLVED FURTHER that the Board of Directors be and is hereby authorised to take such steps as it may consider necessary or expedient to give effect to this Resolution."

By Order of the Board

Place : Gurgaon
Dated : April 18, 2009

S.K. Patawari
Company Secretary

NOTES

1. **A MEMBER ENTITLED TO ATTEND AND VOTE AT THE MEETING IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF AND SUCH PROXY NEED NOT BE A MEMBER OF THE COMPANY. THE PROXIES TO BE EFFECTIVE, SHOULD BE DEPOSITED AT THE REGISTERED OFFICE OF THE COMPANY NOT LATER THAN 48 HOURS BEFORE THE COMMENCEMENT OF THE MEETING.**

2. The Explanatory Statement pursuant to Section 173 of the Companies Act, 1956 is given below and forms part of the Notice.

3. M/s Alankit Assignments Ltd. (Alankit), 2E/8, 1st Floor, Jhandewalan Extension, New Delhi-110 055 is the Registrar and Share Transfer Agent for physical shares of the Company. Alankit is also the depository interface of the Company with both NSDL and CDSL.

   However, keeping in view the convenience of shareholders, documents relating to shares will continue to be received by the Company at the Corporate Office of the Company at Plot No. 90, Sector 32, Gurgaon-122001 (Haryana) Tel No. 91-124-4135000, Registered Office at A-11, Industrial Area Phase-III, Sahibzada Ajit Singh Nagar (Mohali)-160055, (Punjab) and Head Office at 12th Floor, Devika Tower, 6, Nehru Place, New Delhi-110019 Tel No. 91-11-26237508; email address: secretarial@ranbaxy.com.

4. Members are requested to note that the Company's shares are under compulsory demat trading for all the investors. Members are, therefore, requested to dematerialise their shareholding to avoid inconvenience.

5. Members holding shares in dematerialised mode are requested to intimate all changes pertaining to their bank details, ECS mandates, nominations, power of attorney, change of address/name etc. to their depository participant only and not to the Company or its Registrar and Transfer Agent. The said intimation will be automatically reflected in the Company's records.

6. The Register of Members and Share Transfer Books of the Company will remain closed from Friday, May 22, 2009 to Friday, May 29, 2009 (both days inclusive).

7. The Company has transferred unclaimed amounts of dividends paid upto July 4, 2001, to the General Revenue Account/Investor Education and Protection Fund of the Central Government as required under Sections 205A and 205C of the Companies Act, 1956. Members may please note that if unpaid dividend is not claimed from the Company for seven years from the date when it became due, it shall be transferred to the Investor Education and Protection Fund as stated above and it can not be claimed from that Fund.

   Members who have not encashed their dividend warrants within the validity period may write to the Company Secretary, Ranbaxy Laboratories Limited, Plot No. 90, Sector 32, Gurgaon-122001 (Haryana), for obtaining payment in lieu of such warrants.

8. The documents referred to in the proposed resolutions are available for inspection at the Registered Office of the Company during working hours between 9.30 A.M. to 1.00 P.M. except on holidays.

9. The Certificate from the Auditors of the Company certifying that the Employees Stock Option Schemes of the Company are being implemented in accordance with the SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 and in accordance with the resolutions of the general body will be available for inspection to members at the Meeting.

10. Members seeking any information relating to the Accounts may write to the Company at Plot No. 90, Sector 32, Gurgaon-122001 (Haryana), for the attention of Mr. S.K. Patawari, Company Secretary at the earliest.

11. Members/proxies should bring the attendance slips duly filled in and signed for attending the meeting.

12. Members who hold shares in physical form may nominate a person in respect of all the shares held by them whether singly or jointly. Members are advised to avail of the nomination facility by filing Form 2B in their own interest. Blank forms will be supplied by the Company on request. Members holding shares in demat form may contact their respective Depository Participants for recording of nomination.

13. The Register of Directors' shareholding will be available for inspection at the meeting.

EXPLANATORY STATEMENT PURSUANT TO SECTION 173 OF THE COMPANIES ACT, 1956

Brief Resume and other information in respect of Non-Executive Directors seeking appointment at the Annual General Meeting pursuant to Clause 49 of the Listing Agreement:

ITEM NO. 2

Mr. Sunil Godhwani

Mr. Sunil Godhwani aged about 48 years, holds B.Sc. degree in Chemical Engineering and M.Sc. degree in Industrial Engineering & Finance from Polytechnic Institute of New York. He is the CEO & Managing Director of Religare Enterprises Limited and Chairman & Managing Director of Religare Securities Limited.

He is a member of the following committees of the Board of Directors of the Company:

1. Shareholders'/Investors' Grievance and Share Transfer Committee -Chairman
2. Management Committee
3. Compensation Committee
4. Audit Committee
5. Science Committee
6. ESOPs Allotment Committee

Mr. Sunil Godhwani is a Director and member of Committees of the Boards of the following other companies:

Directorship	**Member of Committees of the Boards**
Religare Enterprises Limited – CEO & Managing Director	<u>Religare Securities Limited</u>
Religare Securities Limited – Chairman & Managing Director	– Audit Committee
Religare Finvest Limited – Chairman	<u>Religare Finvest Limited</u>
Religare Commodities Limited – Chairman	– Audit Committee
Religare Macquarie Wealth Management Limited	<u>Religare Enterprises Limited</u>
Religare General Insurance Company Limited	– Shareholders' and Investors'
AEGON Religare Life Insurance Company Limited	Grievance Committee
Religare Technova Limited	– Investment & Borrowing
Religare Voyages Limited	Committee - Chairman
Super Religare Laboratories Limited	– Committee under Clause 41 of
Vistaar Religare Capital Advisors Limited	Listing Agreement

Religare United Soccer Limited

Fortis Healthcare Limited

Religare Trustee Company Private Limited

– Share Allotment Committee

– Issue Committee

Religare Technova Limited

– Shareholders'/Investors' Grievance Committee - Chairman

Super Religare Laboratories Limited

– Audit Committee

AEGON Religare Life Insurance Company Ltd.

– Audit & Compliance Committee

– Investment Committee

– Nomination & Remuneration Committee

Vistaar Religare Capital Advisors Limited

– Allotment Committee

Mr. Godhwani does not hold any shares in the Company.

Nature of expertise in specific functional area - Finance & Capital Market

ITEM NO. 4

Mr. Takashi Shoda was appointed as a Director of the Company on December 19, 2008 in the casual vacancy caused by the resignation of Mr. Vivek Bharat Ram and holds office of Director upto this Annual General Meeting.

Mr. Takashi Shoda aged about 61 years is a graduate from Faculty of Pharmacy, Tokyo University.

Mr. Shoda immediately after completing his graduation in 1972 joined Sankyo Company, Limited, Japan ("Sankyo"), where he held various important positions mainly in international operations group. In June, 2001 he was elected as Director on the Board of Sankyo and concurrently assumed the position of General Manager, International Pharmaceutical Division. He was then promoted as a Managing Director in the following year and in June, 2003 became its President and Representative Director.

Daiichi Sankyo Company, Limited ("Daiichi Sankyo") was established in 2005, through the merger of Daiichi Pharmaceuticals Co., Ltd. and Sankyo Company, Limited, the two leading Japanese pharmaceutical companies. Mr. Shoda is Representative Director, President and CEO of Daiichi Sankyo since September 28, 2005.

He is member of the following Committees of the Board of Directors of the Company:

1. Management Committee
2. Science Committee

Mr. Shoda is neither a Director on the Board nor holds committee membership of any other company.

Mr. Shoda does not hold any shares in the Company.

Nature of expertise in specific functional area - Business Management

The Company has received Notice along with requisite deposit of Rs. 500 from a member under Section 257 of the Companies Act, 1956 proposing the candidature of Mr. Takashi Shoda as a Director of the Company.

The Board of Directors considers that in view of the background and experience of Mr. Shoda, it would be in the interest of the Company to appoint him as a Director of the Company.

The Board recommends the resolution for approval of the shareholders.

Mr. Shoda is interested or concerned in the proposed Resolution. None of the other Directors are interested or concerned in the proposed Resolution.

ITEM NO. 5

Mr. Rajesh V. Shah was appointed as a Director of the Company on December 19, 2008 in the casual vacancy caused by the resignation of Mr. Gurcharan Das and holds office of Director upto this Annual General Meeting.

Mr. Rajesh V. Shah, aged about 57 years, obtained his Master of Arts degree from the University of Cambridge, UK and Master in Business Administration degree from the University of California, Berkeley. He also attended an Executive Management Programme at the Harvard Business School, USA.

Mr. Shah is Co-Chairman and Managing Director of Mukand Ltd. He has in the past served as an Independent Director on the Board of Directors of ONGC Limited and Hindustan Petroleum Corporation Limited. He has also served as President of the CII and held leadership positions in the Young Presidents Organization (YPO).

He is member of the following Committees of the Board of Directors of the Company:

1. Compensation Committee
2. Audit Committee

He is Director and member of Committees of the Boards of the following other companies:

Directorship	**Member of Committees of the Boards**
Mukand Ltd. – Co-Chairman & Managing Director	Mukand Engineers Ltd.
Mukand Engineers Ltd. – Chairman	– Shareholders'/Investors' Grievance Committee
India Thermal Power Ltd. – Chairman	
Kalyani Mukand Ltd.	
Jeewan Ltd.	
Mukand Vijaynagar Steel Ltd.	
MIEL e-Security Private Ltd.	
Mukand Bekaert Wire Industries Pvt. Ltd.	
Rajvi Engineering & Investments Pvt. Ltd.	
Akhil Investments & Trades Pvt. Ltd.	
Kshitij Holdings & Engineering Pvt. Ltd.	
Jyoti Shah Premises & Investments Pvt. Ltd.	
Bengal Port Pvt. Ltd.	
Amar Jyoti Agro Co. Pvt. Ltd.	
Amivir Agro Co. Pvt. Ltd.	
Anant Jeewan Agro Co. Pvt. Ltd	
Sunnydays Agro Co. Pvt. Ltd.	
Kulpi Trading Co. Pvt. Ltd.	
Kulpi Port Holding Pvt. Ltd.	
Eurasia Corporate Services Pvt. Ltd.	
Rajpriya Agro Co. Pvt. Ltd.	
Eastern Gateway Terminals Pvt. Ltd.	

Mr. Rajesh V. Shah does not hold any shares in the Company.

Nature of expertise in specific functional area - Business Management

The Company has received a Notice alongwith requisite deposit of Rs. 500 from a member under Section 257 of the Companies Act, 1956 proposing the candidature of Mr. Rajesh V. Shah as a Director of the Company.

The Board of Directors considers that in view of the background and experience of Mr. Shah, it would be in the interest of the Company to appoint him as a Director of the Company.

The Board recommends the resolution for approval of the shareholders.

Mr. Shah is interested or concerned in the proposed Resolution. None of the other Directors are interested or concerned in the proposed Resolution.

ITEM NO. 6

Pursuant to the provisions of Section 293(1)(e) of the Companies Act, 1956 ("Act"), the Board of Directors (Board) of the Company can contribute or make donation for charitable purposes , not directly relating to the business of the company or the welfare of its employees, upto Rs.50,000 (Rupees Fifty Thousand only) or 5% of the Company's average net profits as determined in accordance with the provisions of Sections 349 and 350 of the Act during the three financial years immediately preceding, whichever is greater. Beyond this limit, it requires approval of the shareholders.

As a part of its corporate social responsibility, the Company makes contributions / donations for charitable, social and philanthropic objects. Accordingly, it is proposed to seek authorisation from the Shareholders to make such contributions / donations in a financial year upto Rs. 10 Crores or five percent of the Company's average net profits as determined in accordance with the provisions of Sections 349 and 350 of the Act during the three financial years immediately preceding, whichever is greater.

The Board recommends the Resolution for approval of the shareholders.

None of the Directors are interested or concerned in the proposed Resolution.

ITEM NO. 7

At the 43rd Annual General Meeting held on June 25, 2004, the shareholders had approved the payment of commission to the Non-executive Directors of the Company as may be determined by the Board of Directors or a Committee thereof from time to time not exceeding one percent of net profit of the Company in the aggregate for all the Non-executive Directors in a financial year as provided under Section 309(4) of the Companies Act, 1956 for a period of five years commencing from January 1, 2004.

It is proposed to authorise the Board of Directors or a Committee thereof to determine and pay commission to the Non-executive Directors of the Company from time to time not exceeding one percent of net profit of the Company in the aggregate for all the Non-executive Directors in a financial year for a further period of five financial years of the Company commencing from January 1, 2009.

The Board recommends the Resolution for approval of the shareholders.

Non-executive Directors may be deemed to be interested or concerned in the proposed Resolution. None of the Working Directors of the Company are interested or concerned in the proposed Resolution.

ITEM NO. 8

Mr. Malvinder Mohan Singh was appointed by the Board of Directors ("the Board") as Chairman, CEO & Managing Director of the Company for a period of five years effective December 19, 2008, on the terms and payment of remuneration as specified in the Resolution.

Mr. Singh aged about 36 years, is an Honours Graduate in Economics from St. Stephen's College, Delhi University, followed by a Masters degree in Business Administration from the Fuqua School of Business, Duke University, USA. He joined the Company in 1998 and has worked in the Company in roles as diverse as General Management, Sales & Marketing, Finance and Business Development. He was appointed as President Pharmaceuticals and Whole-time Director of the Company effective January 1, 2004 and was subsequently elevated to the position of CEO & Managing Director of the Company effective January 18, 2006.

In terms of the Articles of Association of the Company, Mr. Singh being a Managing Director of the Company will not be subject to retirement by rotation.

Mr. Singh is member of the following Committees of the Board of Directors of the Company:

1. Management Committee } Chairman
2. ESOPs Allotment Committee } Chairman
3. Science Committee
4. Shareholders/Investors Grievance and Share Transfer Committee

He is Director and member of Committees of the Boards of the following other companies:

Directorship

Fortis Healthcare Limited
Escorts Heart Institute & Research Centre Ltd.
Religare Enterprises Limited
Religare Technova Limited
Aegon Religare Life Insurance Company Ltd.

Chairman

Oscar Investments Limited
Super Religare Laboratories Ltd.
Fortis Healthcare Holdings Limited
Shimal Research Laboratories Ltd.
Fortis Clinical Research Limited
Religare General Insurance Company Limited
Malav Holdings Private Limited
Luxury Farms Private Limited
Chetak Pharmaceuticals Private Limited
A-1 Book Company Private Limited
Religare AEGON Trustee Company Private Limited
RHC Holding Private Limited
Religare Voyages Limited
Vistas Realtors Private Limited
Vistas Complexes Private Limited

Member of Committees of the Boards

Oscar Investments Limited
- Audit Committee
- Shareholders'/Investors' Grievance & Share Transfer Committee
- Nomination Committee

Religare Technova Limited
- Audit Committee
- Shareholders'/Investors' Grievance Committee

Super Religare Laboratories Limited
- Audit Committee - Chairman

Fortis Healthcare Limited
- Audit Committee
- Remuneration Committee
- Management Committee-Chairman
- Finance Committee and Committee under Clause 41 of the Listing Agreement - Chairman

Religare Enterprises Limited
- Audit Committee
- Shareholders'/Investors' Grievance Committee - Chairman
- Issue Committee
- Committee under Clause 41 of the Listing Agreement - Chairman

Aegon Religare Life Insurance Company Ltd.
- Audit & Compliance Committee - Chairman
- Nomination & Remuneration Committee - Chairman

Mr. Malvinder Mohan Singh does not hold any shares in the Company.

Nature of expertise in specific functional area - Business Management

The Compensation Committee in its meeting held on December 19, 2008, had approved and recommended the appointment and remuneration of Mr. Malvinder Mohan Singh.

The Board recommends the resolution for approval of the shareholders.

Mr. Malvinder Mohan Singh is interested or concerned in the proposed Resolution. None of the other Directors are interested or concerned in the proposed Resolution.

The Notice read with the Explanatory Statement may be treated as an abstract of the terms of appointment and payment of remuneration to Mr. Singh as Chairman, CEO & Managing Director and a memorandum as to the nature of the concern or interest of the Director as required under section 302 of the Companies Act, 1956.

The Particulars required to be disclosed in the Explanatory Statement in accordance with provisions of clause (c) of Section II of Part II of Schedule XIII of the Companies Act, 1956, are given below:

Statement pursuant to the provisions of clause (c) of Section II of Part II of Schedule XIII to the Companies Act, 1956 with respect to Item No. 7

I. General Information

(1) Nature of Industry:

The Company is in pharmaceutical industry and is a leading Pharma major of the Country having its global operations spanning over 125 countries. The Company was incorporated on 16th June, 1961.

Using the finest R&D and Manufacturing facilities, the Company manufactures and markets generic pharmaceuticals, value added generic pharmaceuticals, branded generics, Active Pharmaceuticals Ingredients (API) and intermediates.

Ranbaxy's diverse product basket of over 5,000 SKUs available in over 125 countries worldwide encompasses a wide therapeutic mix covering a majority of the chronic and acute and lifestyle disease segments such as Cardiovascular, Central Nervous System, Respiratory, Dermatology, Orthopedics, Nutritionals and Urology segments. The Company's top ten products are Simvastatin, Amoxy+Clav Potas Com, Amoxycillin, Ciprofloxacin, Isotretinon, Cephalexin, Ketorolac Tromethamine, Cefaclor, Clarithromycin and Cefuroxime Axetil.

(2) Date or expected date of commercial production:

The Company commenced its manufacturing operations in 1962.

(3) In case of new companies, expected date of commencement of activities as per project approved by financial institutions appearing in the prospectus:

Not Applicable

(4) Financial performance based on given indicators:

The financial performance of the Company in last three years is as under:

Amount (Rs. Million)

Financial Parameters	**Year Ended as on December 31, 2006**	**Year Ended as on December 31, 2007**	**Year Ended as on December 31, 2008**
Sales	39,720.51	40,712.87	43,393.63
Net Profit/ (Net Loss)	3,805.43	6,177.20	(10,448.02)
Dividend %	170	170	–

(5) Export performance and net foreign exchange collaborations:

Earnings in Foreign Currency

Amount (Rs. Million)

Particulars	**Year Ended as on December 31, 2006**	**Year Ended as on December 31, 2007**	**Year Ended as on December 31, 2008**
F.O.B value of exports (excluding Nepal)	25,891.78	25,172.80	26,817.32
Royalty/Technical consultancy fees	335.83	129.01	182.25
Dividend	10.24	9.89	11.00
Others [freight, insurance etc.]	1,320.82	1,296.94	1,527.26

(6) Foreign investments or collaborators:

Direct Subsidiaries

Sr. No.	Name of the Entity	Description of Investment	Number of Shares/Securities & Shareholding	Amount (Rs. In Million)
1.	Ranbaxy Pharmacie Generiques SAS, France	Equity Shares of Face Value €9 each	800,000	3400.02
2.	Ranbaxy (Hong Kong) Ltd., Hong Kong	Equity Shares of Face Value HK $ 1 each	2,400,000	9.84
3.	Ranbaxy Malaysia Sdn. Bhd., Malaysia	Ordinary Shares of Face Value RM 1 each	3,189,248	36.56
4.	Ranbaxy (Netherlands) B.V., The Netherlands	Shares of Face Value EUR 100 each	3,939,716	26,543.26
5.	Ranbaxy Unichem Company Ltd., Thailand	Ordinary Shares of Face Value Bahts 100 each	206,670	21.20
6.	Ranbaxy (Nigeria) Ltd., Nigeria	Ordinary Shares of Face Value Naira 1 each	13,070,648	7.40
7.	Ranbaxy (Guangzhou China) Ltd., China	Capital Contribution	Capital Contribution of US$ 5,900,000	193.95

Ranbaxy Pharmacie Generiques SAS, Ranbaxy (Hong Kong) Limited and Ranbaxy (Netherlands) B.V. further have a total of 37 overseas subsidiary companies. The list of those subsidiaries has been disclosed in Schedules to the Balance Sheet forming part of the Annual Report of the Company. In addition to the above, Ranbaxy (Netherlands) B.V., also holds 50% equity stake in Nihon Pharmaceutical Industry Co., Limited, Japan, a joint venture company.

The Company does not have any foreign collaborations.

II. Information about the appointee:

(1) Background details

Mr. Malvinder Mohan Singh graduated in Economics from St. Stephen's College, Delhi University and holds an MBA from the Fuqua School of Business, Duke University, USA.

Mr. Singh began his career in banking with American Express and thereafter joined Merrill Lynch. He joined the Company in 1998 and has worked in intensely competitive markets in roles as diverse as General Management, Sales & Marketing, Finance and Business Development. He was appointed as President Pharmaceuticals and Whole-time Director of the Company w.e.f. January 1, 2004, responsible for the global operations covering pharmaceuticals, active pharmaceutical ingredients and manufacturing and was subsequently elevated to the position of CEO & Managing Director of the Company effective January 18, 2006.

Mr. Malvinder Mohan Singh was appointed as Chairman, CEO & Managing Director of the Company on December 19, 2008 for a period of five years, subject to requisite approvals.

(2) Past Remuneration

Total remuneration paid to Mr. Malvinder Mohan Singh till December 18, 2008 was Rs. 227,527,095/- for which the Company has sought approval of the Central Government for waiver of excess remuneration paid and the approval is awaited. The financial position of the Company has been such that it has always earned adequate profits and has been paying remuneration to its managerial personnel within limits laid down in Sections 198, 309, 269 and Schedule XIII of the Companies Act, 1956 ("Act"). However, due to the reasons as elaborated in point no. III hereinbelow, the Company incurred losses for the year ended December 31, 2008.

(3) Recognition or awards

Mr. Malvinder Mohan Singh is a member of the Young Global Leaders Forum (YGL), an initiative of the World Economic Forum (WEF). He is also a member of the Board of visitors at the Fuqua School of Business, Duke University and serves on the Board of the INSEAD Global India Council.

A member of the Board of Trade, constituted by the Ministry of Commerce & Industry, Government of India, Mr. Singh advises the Government on critical Policy issues relating to the Country's Foreign Trade, with the objective of significantly advancing India's exports. He is also a member of the Board of the Indian Council for Research on International Economic Relations (ICRIER).

The World Pharmaceutical Frontiers Survey (London based SPG Media Limited) ranked Mr. Malvinder Mohan Singh as one of the Top 40 most influential people in the global pharmaceutical industry in 2008. He is also a recipient of the Golden Peacock Award for Business Leadership 2008. Under his leadership, Ranbaxy bagged the Amity Leadership Award 2008 for Sectoral Excellence in the Pharmaceutical Industry. Most recently, in March 2009, the 'India Today' magazine included him in their list of the 50 most powerful people.

(4) Job profile and suitability

Mr. Malvinder Mohan Singh, as Chairman, CEO & Managing Director, is responsible for spearheading the Company's management and global operations spanning over 125 countries, overseeing and managing growth (both organic and inorganic) and in synergizing complex operations, providing leadership at the helm of a global organization with more than 12,000 people from 51 divergent nationalities and cultures.

Having served the Company for over a decade in various capacities, Mr. Singh is credited with having turned around its Indian business, putting it in a position of leadership. A profound thinker, known for his aggressive style of management, Mr. Singh has been instrumental in consummating over 14 inorganic deals across geographies in less than a year. This has added high growth therapeutic areas, niche product capability, market muscle and distribution reach to the Company's operations. He has reorganised the Company, balanced its geographic portfolio and put it firmly on a path of high growth. He had been instrumental in forging collaborative partnerships with Pharma world leaders-GSK and Merck for R&D, settled a number of outstanding litigation challenges and provided significant visibility and certainty to the Company's future earnings. He has also instituted a culture of empowerment, entrepreneurship and participation within the Company.

Most recently, in a landmark deal, he spearheaded the coming together of Ranbaxy, a leading global Generics company and Daiichi Sankyo a leading Japanese innovator to create a pharmaceutical powerhouse that will comprehensively serve the entire spectrum of opportunities in an increasingly competitive pharmaceutical marketplace.

(5) Remuneration proposed

The terms of the remuneration proposed to be paid to Mr. Malvinder Mohan Singh have been specified in the Resolution. The notice period has been provided in the Employment Agreement, entered into by the Company with Mr. Malvinder Mohan Singh, and varies on account of 'disability', specific 'cause', 'convenience', mutual agreement etc. The severance fee payable will be equivalent to 24 months cost to the Company as defined in the abovementioned Employment Agreement (except where termination/cessation has been on account of 'disability', occurrence of specific 'cause', termination by Mr. Malvinder Mohan Singh for 'convenience', mutual agreement or death).

(6) Comparative remuneration profile with respect to industry, size of the Company, profile of the position and person (in case of expatriates the relevant details with reference to the country of his origin)

The remuneration paid to Mr. Malvinder Mohan Singh is in line with remuneration paid to CEOs & Managing Directors of other global companies, keeping in view his job profile, the size, global operations and complexity of the business of the Company. The Company has operations spanning over 125 countries with 44 overseas subsidiaries.

(7) Pecuniary Relationship directly or indirectly with the Company or relationship with the managerial personnel, if any:

Mr. Malvinder Mohan Singh is not related to any other Director as well as Managerial Personnel of the Company. He does not have any pecuniary relationship directly or indirectly with the Company or its managerial personnel, other than drawing his remuneration in the capacity as Chairman, CEO & Managing Director of the Company effective December 19, 2008.

III. Other Information:

(1) Reasons for loss or inadequate profits

i) Due to the consistent depreciation of the rupee in 2008 and large exposure of Company's business in the international markets, unprecedented foreign exchange loss of Rs. 10,856.24 millions has been booked on derivatives and loans represented in foreign currency. Besides as a matter of prudent accounting practice, the Company has voluntarily adopted Accounting Standard 30 on "Financial Instrument: Recognition and Measurement" issued by the Institute of Chartered Accountants of India, though the standard is mandatory only in respect of accounting period commencing on or after 01.04.2011. As a result of early adoption of the said Accounting Standard, the Company had to recognize a net loss of Rs. 7702.14 millions on fair valuation of Financial Instruments. The combined impact of this is a loss of Rs. 18,558.38 millions, which has adversely impacted the financial performance of the Company.

ii) Exceptional item amounting to Rs. 2631.11 millions, has been booked on account of inventory written off because of import alert issued by US FDA for some of the products manufactured at two of the facilities of the Company. Further, the revenues of the Company have been significantly hit in USA because of the import alert.

(2) Steps taken or proposed to be taken for improvement:

i) Many new products which are in pipe line are expected to be launched within a years' time. These are high margin products and Company expects that these would improve the profitability in near future.

ii) The Company has received import permission for marketing the US FDA approved drug for treatment of brain tumor in India. It has signed an exclusive licensing agreement to promote and market the drug in India. This will improve the profitability of the Company in the coming years.

iii) Foreign exchange losses have been suffered because of weak rupee and foreign exchange volatility. The Company is hopeful for foreign exchange stability and strong rupee in near future to improve the bottom-line.

iv) The combined vision of Daiichi Sankyo and Ranbaxy is to create a powerful complementary business combine that will enable sustainable growth and enhanced global reach that will comprehensively serve the entire spectrum of opportunities in an increasingly competitive pharmaceutical marketplace.

(3) Expected increase in productivity and profits in measurable terms:

In addition to steps proposed to taken for improvement as detailed hereinabove, key focus areas would be profit maximization, conservation of cash, operational efficiencies, cost and working capital containment besides investment in human resource. The Company is continuing in its endeavour to increase the revenues to improve profitability.

IV. Disclosures

The requisite disclosures of remuneration package etc. have been made in the Corporate Governance report which forms part of the Annual Report.

By Order of the Board

Place : Gurgaon
Dated : April 18, 2009

S.K. Patawari
Company Secretary

Mr. Malvinder Mohan Singh
Chairman, Chief Executive Officer and Managing Director

Mr. Balinder Singh Dhillon

Mr. Sunil Godhwani

Mr. Rajesh V. Shah

Mr. Takashi Shoda

Mr. Percy K Shroff

Dr. Tsutomu Une

Mr. Akihiro Watanabe

Dr. Anthony H. Wild

Mr. Atul Sobti
Chief Operating Officer & Whole-time Director

COMPANY SECRETARY
Mr. S. K. Patawari

REGIONAL HEADQUARTERS

Gurgaon [India], London [UK], Johannesburg [South Africa]
New Jersey [USA], Rio de Janerio [Brazil]

MARKETING OFFICES

Doula [Cameroon], Kiev [Ukraine], Moscow [Russia], Ho Chi Minh City [Vietnam], Kaunas [Lithuania]
Nairobi [Kenya] Abidjan [Ivory Coast], Yangon [Myanmar], Almaty [Kazakhstan], Dubai [UAE]
Harare [Zimbabwe], Casablanca [Morocco], Sofia [Bulgaria]

STATUTORY AUDITORS

Walker, Chandiok & Co., L-41, Connaught Circus, New Delhi - 110 001

LEGAL ADVISORS

Lex Pro, Advocates & Solicitors, E-575- A, Greater Kailash-II, New Delhi - 110 048

BANKERS

ABN AMRO Bank NV, Calyon Bank, Citibank NA, Deutsche Bank AG
Hong Kong & Shanghai Banking Corporation, Punjab National Bank, Standard Chartered Bank

REGISTERED OFFICE

A-11, Industrial Area Phase-III, Sahibzada Ajit Singh Nagar [Mohali] - 160 055, Punjab [India]
Ph : [91-172] 2271450. Fax : [91-172] 2226925

CORPORATE OFFICE

Plot No. 90, Sector 32, Gurgaon - 122 001, Haryana [India] Ph : [91-124] 4135000. Fax : [91-124] 4135001

HEAD OFFICE

12th Floor, Devika Tower, 6, Nehru Place, New Delhi - 110 019 [India]
Ph : [91-11] 26452666. Fax : [91-11] 26225987

REPORT OF THE DIRECTORS

Your Directors have pleasure in presenting this 48th Annual Report and Audited Accounts for the year ended December 31, 2008.

WORKING RESULTS

	Rs. in Million	
	Year ended December 31, 2008	Year ended December 31, 2007
Net Sales	**43,393.63**	40,712.87
Profit/(Loss) before Interest, Depreciation, Amortization and Impairment	**(5,713.32)**	6,745.35
Interest	**1,458.28**	934.26
Exchange Loss/(Gain)- (Net) on Loans	**7,474.52**	(3,120.28)
Depreciation, Amortization and Impairment	**1,544.69**	1,187.31
Profit/(Loss) before Tax	**(16,190.81)**	7,744.06
Income Tax (benefit)/expense	**(5,742.79)**	1,566.86
Profit/(Loss) After Tax	**(10,448.02)**	6,177.20
Balance as per last balance sheet	**2,162.69**	471.18
Transfer from Foreign projects reserve	**19.50**	24.87
Balance available for appropriation	**(8,265.83)**	6,673.25
Appropriations:		
Dividend		
Interim	–	932.12
Final	–	2,239.42
Tax on Dividend	–	539.02
Transfer to :		
General Reserve	–	800.00
Surplus / (Deficit) carried forward	**(8,265.83)**	2,162.69
	(8,265.83)	6,673.25

CONSOLIDATED WORKING RESULTS (UNDER INDIAN GAAP)

Net Sales	**72,953.83**	66,926.74
Profit /(Loss) before Interest, Depreciation, Amortization and Impairment	**(2,626.26)**	10,509.39
Interest	**2,055.01**	1,411.88
Exchange Loss/(Gain)- (Net) on Loans	**7,494.35**	(3,071.25)
Depreciation, Amortization and Impairment	**2,824.69**	2,183.41
Profit /(Loss) before Tax	**(15,000.31)**	9,985.35
Income Tax (benefit)/expense	**(5,650.84)**	2,117.85
Profit/(Loss) After Tax	**(9,349.47)**	7,867.50
Add: Share in profit or (loss) of associates (Net)	**(78.21)**	2.10
Less: Minority Interests	**84.37**	123.74
Profit /(Loss) After Tax and Minority Interests	**(9,512.05)**	7,745.86
Balance as per last balance sheet	**5,482.63**	2,464.96
Transfer from Foreign projects reserve	**19.50**	24.87
Balance available for appropriation	**(4,009.92)**	10,235.69
Appropriations:		
Dividend		
Interim	–	932.13
Final	–	2,239.42
Tax on Dividend	–	539.02
Transfer to :		
General Reserve	–	800.00
Surplus/ (deficit) carried forward	**(4,009.92)**	5,725.12*
	(4,009.92)	10,235.69

*Gross of goodwill adjustment of Rs. 242.49 mn

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements for the year ended December 31, 2008, under Indian GAAP form part of the Annual Report.

OPERATIONS

The Company recorded a net growth of 9% in sales, recording revenue of Rs. 72,954 millions in 2008. Sales continued to grow despite US operations getting impacted due to US FDA Import Alert in respect of some of the products of the Company. The growth was largely driven by change in sales mix skewed towards more profitable and emerging markets, which now contribute 54% of global sales. Overseas markets constituted 80% of the total sales of the Company. Profit after tax registered a sharp decline at Rs. (9,349) millions mainly due to rupee volatility coupled with provisions for inventory and sale return pursuant to the Import Alert by FDA.

Consistent depreciation of the rupee in 2008 and large exposure of the Company's business in the international markets has resulted in unprecedented foreign exchange losses of Rs. 10,856.24 millions on derivatives and loans represented in foreign currency. Besides as a matter of prudent accounting practice, the Company voluntarily adopted Accounting Standard 30 on "Financial Instrument: Recognition and Measurement" issued by the Institute of Chartered Accountants of India though the standard is mandatory only in respect of accounting period commencing on or after April 1, 2011. As a result of early adoption of the said Accounting Standard the Company had to recognize a net loss of Rs. 7,702.14 millions on fair valuation of Financial Instruments. The combined impact of this stand at a loss of Rs.18,558.38 millions which has adversely impacted the financial performance of the Company.

The Company continues to focus on sustaining growth in the emerging markets, cost optimization and efficient management of working capital. The Company has been taking various steps for early resolution of the issues raised by US FDA.

DIVIDEND

In view of the losses incurred by the Company, no dividend has been declared for the year ended December 31, 2008.

ACQUISITION OF MAJORITY STAKE IN THE COMPANY BY DAIICHI SANKYO COMPANY, LIMITED, JAPAN

During the year, Daiichi Sankyo Company, Limited, Japan ("Daiichi Sankyo") acquired 63.92% equity share capital of the Company as per details given below:

Date of acquisition	Particulars	Number of Shares	% of shareholding
October 15, 2008	Acquisition of Shares under Open Offer pursuant to Regulations 10 & 12 of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 @ Rs.737 per share	92,519,126	22.01
October 20, 2008	Allotment of Shares on Preferential basis @ Rs.737 per share (as per details herein below)	46,258,063	11.00
October 20, 2008	Acquisition of Shares from the then Promoters of the Company @ Rs.737 per share (First tranche)	81,913,234	19.49
November 07, 2008	Acquisition of Shares from the then Promoters of the Company @ Rs.737 per share (Second tranche)	48,020,900	11.42
Total		**268,711,323**	**63.92**

Accordingly, the Company became a subsidiary of Daiichi Sankyo effective October 20, 2008. Further, Daiichi Sankyo became promoter of the Company effective November 7, 2008.

Daiichi Sankyo is a Japanese pharmaceutical company established in 2005 through the merger of two leading Japanese pharmaceutical companies, Daiichi Pharmaceutical Co., Ltd. and Sankyo Company, Limited. Daiichi Sankyo is engaged in the business of research & development, manufacturing, import and sales & marketing of pharmaceutical products globally.

CHANGES IN CAPITAL STRUCTURE

I. Allotment of shares on exercise of Employees' Stock Options

The Company allotted Equity Shares (on pari-passu basis) pursuant to exercise of Stock Options by the eligible employees, as summarized below:

Date of Allotment	No. of Shares
April 9, 2008	84,211
July 10, 2008	831,918
October 13, 2008	41,902

II. Allotment of Shares and Warrants on preferential basis

In terms of the approval of the shareholders at the Extra-ordinary General Meeting held on July 15, 2008, Equity Shares and Warrants convertible into equity shares were allotted on preferential basis to Daiichi Sankyo on October 20, 2008 as per details given below:

a) 46,258,063 fully paid Equity Shares of Rs. 5 each at a premium of Rs. 732 per share subject to lock-in period of three years from the date of allotment.

b) 23,834,333 Warrants - Each Warrant is exercisable at any time between six months to eighteen months from the date of allotment at the option of the warrant holder for one fully paid Equity Share of the Company of Rs. 5 each at a price of Rs. 737. Rs.73.70 has been paid in respect of each Warrant (being 10% of the exercise price) at the time of allotment and the balance amount of Rs.663.30 for each Warrant will be payable at the time of exercise of Warrant(s).

SUBSIDIARIES AND JOINT VENTURES

A statement pursuant to section 212 of the Companies Act, 1956, relating to subsidiary companies is attached to the accounts. In terms of approval granted by the Central Government under section 212(8) of the Companies Act, 1956, the audited accounts of the subsidiary companies are not attached to this Annual Report. However, the consolidated financial statements prepared in accordance with Accounting Standard 21 of the Institute of Chartered Accountants of India presented in this Annual Report includes the financial information of the subsidiary companies.

BUSINESS ALLIANCE

The Company has entered into a strategic business alliance with Orchid Chemicals & Pharmaceuticals Limited ("Orchid") involving multiple geographies and therapies for both finished dosage formulations and active pharmaceutical ingredients. Orchid is a niche player in the global pharmaceutical industry with a strong track record, particularly in sterile products. With Ranbaxy's extensive front end presence, the alliance is expected to be mutually beneficial and synergistic, allowing both organizations to leverage each others strengths and capabilities.

DEMERGER OF NEW DRUG DISCOVERY RESEARCH UNIT

The Board of Directors of the Company in its meeting held on June 11, 2008 decided to not to proceed any further with the Scheme of Demerger of New Drug Discovery Research (NDDR) unit of the Company.

MANAGEMENT DISCUSSION AND ANALYSIS REPORT

Management Discussion and Analysis Report, as required under the Listing Agreements with the Stock Exchanges, is enclosed at Annexure 'A'.

EMPLOYEES' STOCK OPTION SCHEME

Information regarding the Employees' Stock Option Scheme is enclosed at Annexure 'B'.

LISTING AT STOCK EXCHANGE

The Equity Shares of the Company continue to be listed on Bombay Stock Exchange Ltd. and The National Stock Exchange of India Ltd. Global Depository Shares are listed on the Stock Exchange at Luxembourg and Foreign Currency Convertible Bonds are listed on the Singapore Exchange Securities Trading Ltd. The annual listing fees for the year 2008-2009 have been paid to these Exchanges.

DISCLOSURE OF PARTICULARS

As required by the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988, the relevant information and data is given at Annexure 'C'.

FIXED DEPOSITS

The Company has not invited / received any fixed deposits during the year.

DIRECTORS' RESPONSIBILITY STATEMENT

In terms of provisions of Section 217(2AA) of the Companies Act, 1956 ("Act"), your Directors confirm that:

(i) In the preparation of the annual accounts, the applicable accounting standards have been followed, along with proper explanation relating to material departures, wherever applicable.

(ii) The Directors have selected such accounting policies and applied them consistently and made judgments and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company, as at the end of the accounting year and of the loss of the Company for the year.

(iii) The Directors have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of this Act for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities.

(iv) The Directors have prepared the annual accounts on a going concern basis.

DIRECTORS

Mr. Nimesh N. Kampani and Mr. Surendra Daulet-Singh resigned from the Directorship of the Company on October 20, 2008 and December 15, 2008 respectively. On December 19, 2008, the Board of Directors of the Company was reconstituted - Mr. Harpal Singh (Non-Executive Chairman), Mr. Vivek Bharat Ram, Mr. Gurcharan Das, Dr. P. S. Joshi, Mr. Vivek Mehra, Mr. Ravi Mehrotra, Mr. V. K. Kaul, Mr. Shivinder Mohan Singh, Dr. Brian W. Tempest and Mr. Ramesh L. Adige resigned as Directors and Mr. Takashi Shoda, Dr. Tsutomu Une, Mr. Rajesh V. Shah, Dr. Anthony H. Wild, Mr. Akihiro Watanabe and Mr. Balinder Singh Dhillon were appointed as Directors against the casual vacancies so caused. Mr. Percy K. Shroff was appointed as a Director of the Company on March 27, 2009 against the casual vacancy.

The Directors place on record their warm appreciation for valuable contributions made by the outgoing Directors.

Mr. Malvinder Mohan Singh, CEO & Managing Director of the Company has been appointed as Chairman, CEO & Managing Director effective December 19, 2008, for a period of five years, subject to requisite approvals.

Mr. Rajesh V. Shah and Mr. Takashi Shoda who were appointed as Directors of the Company in the casual vacancies caused by resignations of Mr. Gurcharan Das and Mr. Vivek Bharat Ram respectively, hold office upto the date of this Annual General Meeting. The Company has received Notice(s) along with requisite deposit from member under Section 257 of the Companies Act, 1956, proposing the candidatures of Mr. Rajesh V. Shah and Mr. Takashi Shoda as Directors of the Company.

In accordance with the Articles of Association of the Company, Mr. Sunil Godhwani, retires by rotation as a Director at the ensuing Annual General Meeting and is eligible for re-appointment.

CORPORATE GOVERNANCE

Report on Corporate Governance along with the Certificate of the Auditors, M/s Walker, Chandiok & Co. confirming compliance of conditions of Corporate Governance as stipulated under Clause 49 of the Listing Agreement with the stock exchanges form part of the Annual Report.

COST AUDIT

The reports of M/s R.J. Goel & Co., Cost Accountants, in respect of audit of the cost accounts relating to formulations and bulk drugs for the year ended December 31, 2008, will be submitted to the Central Government in due course.

AUDITORS

M/s. Walker, Chandiok & Co., Chartered Accountants, the existing Auditors, have expressed their unwillingness for re-appointment as Auditors of the Company on their retirement at ensuing Annual General Meeting (AGM). Based on the recommendation of the Audit Committee, the Board of Directors of the Company proposed the appointment of M/s. BSR & Co., Chartered Accountants, as the Auditors of the Company at the ensuing AGM. M/s. BSR & Co., have expressed their willingness to act as Auditors of the Company, if appointed, and have further confirmed that the said appointment would be in conformity with the provisions of Section 224 (IB) of the Companies Act, 1956.

AUDITORS REPORT

With regard to the emphasis of matters and qualification contained in the Auditors' Report, explanations are given below:

i) FDA matters - Note no. 32 of Schedule 26 to the financial statements -

Consequent to Import Alert issued by US FDA due to 'Good Manufacturing Practices' (GMP) issues, 30 products from Company's two manufacturing facilities located at Paonta Sahib (HP) & Dewas (MP) have been affected and accordingly the Company is unable to export these products to US. The Company has therefore created a provision of Rs.2,631.11 million towards inventory and sales return in respect of these products. FDA has however confirmed that there is no issue with the quality of the Company's products. On February 25, 2009, the Company received a letter from the US FDA indicating that the FDA had invoked its Application Integrity Policy against the Poanta Sahib Facility. Since the products from this facility were already covered by the import ban, the Company after discussions with its legal counsel, believes no further provisions are required over the one created subsequent to the import ban.

ii) Early adoption of Accounting Standard (AS) 30- Note no. 23 of Schedule 26 to the financial statements -

The Company has early adopted AS30 (Accounting Standard 30 - Financial Instruments: Recognition and Measurement) with effect from October 1st 2008, pursuant to ICAI's announcement, though the standard is mandatory only in respect of accounting period commencing on or after April1, 2011.

iii) Excess managerial remuneration paid by the Company - Note no. 24(a) of Schedule No. 26 to the financial statements -

The Company had adequate profits for past many years and thus has been paying remuneration to its managerial personnel within overall limits as specified under the Companies Act, 1956 ("Act"). However, due to sharp erosion in rupee value and import alert by US FDA, the Company incurred losses in the second half of the year 2008. In view of this, the managerial remuneration paid during the year exceeded the limits prescribed under the Act. The Company has sought approval of the Central Government for waiver of excess remuneration paid.

STATEMENT OF EMPLOYEES

Statement of particulars of employees as required under Section 217(2A) of the Companies Act, 1956 ("Act") and Rules framed there-under forms part of this Report. However, in terms of the provisions of Section 219(1) (b) (iv) of the Act, this Report and Accounts are being sent to all the shareholders excluding the Statement of particulars of employees under Section 217(2A) of the Act. Any shareholder interested in obtaining a copy of the statement may write to the Company Secretary at the Registered Office of the Company.

ACKNOWLEDGEMENTS

The Directors commend the continued commitment and dedication of employees at all levels. The Directors also wish to acknowledge with thanks all other stakeholders for their valuable sustained support and encouragement. It is this unity of purpose that breeds success and your Directors look forward to receiving similar support and encouragement from the larger Ranbaxy family in the years ahead.

On behalf of the Board of Directors

Gurgaon
April 15, 2009

MALVINDER MOHAN SINGH
CHAIRMAN, CEO & MANAGING DIRECTOR

ANNEXURE A

MANAGEMENT DISCUSSION AND ANALYSIS REPORT

INDUSTRY STRUCTURE & DEVELOPMENTS

The Global Pharmaceutical market audited sales grew by approximately 5.1% (at constant exchange rate) to reach US$ 726* Bn in 2008. North America, Europe and Japan continued to remain the key markets accounting for 85%* of the worldwide pharmaceutical sales in 2008.

Significant factors resulting in slowdown in growth figures include an increased volume for generic drugs, low volume for new patent protected products in the market and the economic downturn contributing to slower consumer demand. The emerging economies further consolidated their position in the global landscape with growth in countries like China, India, Russia, Brazil and Turkey exceeding the growth in developed markets.

The world's largest market, the United States recorded prescription sales of US$ 291 Bn, a growth of 1.1%. North American pharmaceutical sales grew by approximately 1.5% to reach US$ 312* Bn, constituting 43%* of the global sales in 2008. Sales in Europe grew by 6.2% to reach US$ 242* Bn, contributing 33% to global pharmaceutical sales. Japan, the world's second largest market clocked sales of US$ 65* Bn, recording a growth of 4.4%. Sales in Latin America grew by 12% to reach US$ 35* Bn, with significant contribution from the key markets of Brazil and Mexico; Asia, Africa and Australia grew by 15% to US$ 72* Bn.

The recent past has seen a trend of deals and alliances between innovator and generics companies, creating a collaborative business model. The generic partner gets access to rich product pipeline under development and research capabilities of the innovator and the innovator benefits from lower research and development (R&D) costs and reach in emerging markets of the generic partner, hence realizing higher gains from existing portfolio. With competitive advantages in terms of R&D, manufacturing and marketing, Indian companies are today well positioned to partner with innovator pharmaceutical companies.

Generics

The Generics market witnessed a modest growth of 3.6% in 2008 to reach US$ 78* Bn. The growth rate was adversely impacted due to low or negative growth rates in advanced markets primarily due to price erosion. However the emerging markets grew overall by 13-14%. The strategy of Ranbaxy to focus on emerging markets aligns with the market trend. In the largest eight generic markets (except USA and the UK), generic growth has outpaced the growth of non-generics including Canada, Japan and Germany. These markets represented 80% of the global generic market in 2008. With over US$ 80 Bn of drugs going off patent by 2012 and a higher generic penetration across developed and emerging markets, the generics market will continue to provide attractive growth opportunities in future.

The three largest markets for Ranbaxy today are USA, Europe and India. The prevailing pharmaceutical market environment in these geographies is as discussed below:

United States: Generics continue to play an increasingly prominent role in the US healthcare market. Generic value growth in 2008 was about 2.9%*. Strong price competition among generics has mitigated some upsides from the expiry of patents on blockbuster products such as Imitrex® (sumatriptan succinate, launched Nov-08), Keppra® (levetiracetam, launched Nov-08) and Pulmicort® Respules (budesonide, launched Nov-08).

Europe: The key markets in Western Europe were also under pressure from the price erosion of generics. While volume remained at normal levels during the year, lower prices resulted in slower growth. In Germany, France and Spain market for generics grew 8%, 17% and 11% respectively*. However in the UK, generics de-grew by 5%*. In Romania, a key market in Central Europe, healthcare reforms were proposed and the ensuing uncertainty had an adverse impact on the market. The Romanian market was also under pressure from unprecedented currency devaluation especially in the second half of year 2008. Central, Eastern & Southern Europe, including the CIS belt continued to experience buoyant growth led by a higher per capita pharmaceutical expenditure and an increasing utilization of generic drugs, driven by the government's efforts to reduce healthcare spends.

India: The Indian Pharmaceutical market registered an annual growth of 9.8% (MAT Dec-08). The chronic therapy segment recorded a growth of 13.1% and contributed 28.3% to the total market, while acute therapy segment grew at a rate of 8.6%.

The overall market growth was a mix of higher volumes of existing products, new product introductions and price increases with all three witnessing a positive trend. Approximately 75% of the overall market growth was led by volume increases in existing products.

Semi-urban and rural markets are becoming an important driver for growth in the Indian market. With higher per capita income & increasing access to modern medicine, this segment is expected to continue its strong growth momentum. Extra-urban markets accounted for 40% of the total markets in 2008. Acute therapies dominate the extra-urban market with 80% contribution, while chronic therapies are also growing especially in cardiac therapy (8%).

The emergence of an organised pharmaceutical retail segment and the fast growing area of medical insurance are likely to be other important factors that would positively impact the sector in the coming years.

The market has a potential to reach US$ 30 Bn by 2020 on back of increasing health insurance and awareness, affordability, doctor and clinical reach, growing organized pharmaceutical retail segment and various other factors.

OUTLOOK ON OPPORTUNITIES

The fundamentals of the generics continued to be strong. Ranbaxy today is well positioned in the global generics space. The Company is amongst the top 10 generic companies globally offering products in over 125 countries across North America, Europe, Latin America and Asia. It has a balanced revenue mix with high growing emerging markets contributing 54%, developed markets at 39% with the rest being from the Active Pharmaceutical Ingredients (API) business. With its brand building capabilities in the emerging markets, First-to-File (FTF) product pipeline in USA and an increasing presence in the specialty products segment, the Company is well placed to capitalise on the generics growth opportunity.

During the year, Daiichi Sankyo, Japan's third largest innovator company, became the majority shareholder (63.92%) in the Company, after completing acquisition of the Singh family's stake, successfully completing an open offer and issuance of preferential equity by the Company. The transaction will provide Ranbaxy a new and much stronger platform to harness its capabilities in R&D, manufacturing and global markets. Together with its pool of scientific, technical and managerial resources & talent, the Company would be well poised to enter a new orbit to chart a higher trajectory of sustainable growth. This is a significant milestone in the Company's Mission of becoming a Research based International Pharmaceutical Company.

USA: In USA, the Company's potential for revenue growth from generic products is closely related to its product pipeline. As of December 31, 2008, the Company had 241 ANDAs filed with the US FDA, of which 142 have been approved. Pending pipeline of ANDAs represents an innovator market size of close to US$ 55 Bn. Of these, based on the Company's own analysis of publicly available US FDA data, it believes that it has a Paragraph-IV / FTF Status on 19 of these ANDA applications, which relate to brand-name drugs having aggregate sales in the United States of close to US $ 27 Bn.

During the year, Company entered into an agreement with Pfizer Inc., to settle most of its pending litigations worldwide involving Atorvastatin (Lipitor®), the world's most-prescribed cholesterol-lowering drug. The Company will have a license to sell its generic version of Atorvastatin (Lipitor®) and the fixed-dose combination of Atorvastatin and Amlodipine Besylate (Caduet®) in the United States and seven other countries on various dates. The Company has also entered into two other key settlements for its FTF products during the year. Ranbaxy is taking appropriate steps to introduce Atorvastatin in November 2011 in the US market with 180 days exclusivity. These were for Esomeprazole (Nexium®, AstraZeneca) and Sumatriptan (Imitrex®, GSK). Esomeprazole is the second largest selling drug in the USA with sales of US$ 5.5 Bn. The settlement with AstraZeneca is expected to provide the Company with substantial revenues and profits from API and Dosage Form supply agreements with the originator over the period 2009-2014 and subsequently a 180 days marketing exclusivity as sole generic supplier of the product in 2014. The settlements provide certainty of revenue flows and enhance product visibility for the Company going forward. After some initial delay, the Company launched its generic Sumatriptan in February 2009.

Europe: Business in Europe was under pressure during the year, due to prevailing difficult market conditions, currency devaluation in key countries and reducing government spending on healthcare. In Romania, the Company's largest market in Europe, the Company's sales grew faster than the Generic+OTC market (12.8% versus 9.9%; IMS Data).

India: Outlook on the Indian Pharma market continues to be positive. Currently India has one of the lowest per capita drug consumption in the world. Growth in the market would be driven by higher volume consumption led by economic growth providing increased affordability of pharmaceutical products coupled with a rising awareness of modern medicine.

OUTLOOK ON THREATS, RISKS AND CONCERNS

The global generics business has become more competitive with entry of new players in emerging countries and government led healthcare reforms in several countries. In developed economies Innovator pharmaceutical companies continuously evolve ways to enhance lifecycle of patented drugs which could delay entry of generic versions. The generic segment has inherent risks of patent litigations, product liability, increasing regulations and compliance related issues.

The manufacture of generic pharmaceuticals is heavily regulated by governmental authorities around the world, including the US FDA. If we or our third party suppliers fail to fully comply with such regulations, there could be a government-enforced shutdown of concerned production facilities, revocation of drug approvals previously granted, failure or delay in obtaining approvals for new products, product recalls of existing drugs sold in the market, prohibition on the sale or import of non-complying products and criminal proceedings against non-complying manufacturers.

The Company received two warning letters from the United States Food & Drug Administration (US FDA) on September 16, 2008 for two of its manufacturing sites located at Paonta Sahib and Dewas in India. Simultaneously US FDA also issued an import alert for products manufactured at these two plants. Further, on February 25, 2009, the Company received a letter from the US FDA indicating that the Agency has invoked its Application Integrity Policy ("AIP") against Paonta Sahib facility (the "facility").

The US FDA has tested and analysed many products of the Company and has found them meeting applicable specification. US FDA has consistently maintained after above letters that the Company's products meet their quality specifications, and there are no health risks associated with the Company's products. Importantly, no other Ranbaxy plants, in India, or anywhere globally, are covered by this latest action.

The Company continues to fully co-operate with the concerned authorities for their final clearance, pending which we could continue to face delays for new product approvals and sales of existing products to the US.

SEGMENT-WISE PERFORMANCE

Ranbaxy recorded global sales of US$ 1,682 Mn in 2008, a 4% growth over last year. Dosage Form sales constituted 93% of global sales during the year as against 94% in 2007. Overseas markets constituted 80% of the total sales of the Company.

INTERNAL CONTROL SYSTEMS AND ADEQUACY

There are documented and well established operating procedures in the Company and its subsidiaries in India & overseas.

The Internal Audit function at Ranbaxy, headed by a Vice President, reports directly to the Chairman, CEO & Managing Director. The department consists of a team of well qualified and experienced professionals that conduct regular audits covering the Company's operations in India & overseas and comments on the same are periodically communicated to the Chairman, CEO & Managing Director and the Audit Committee. The Finance function of the Company is also adequately staffed with professionally qualified and experienced personnel.

FINANCIAL PERFORMANCE

For the year, the Company recorded consolidated global sales of Rs. 72,954 Mn, 9% higher than prior year (Rs. 66,927 Mn). Consistent depreciation of the rupee in 2008 and large exposure of the Company's business to the international markets, has resulted in substantial foreign exchange losses of Rs. 10,856 Mn on forward covers and loans.

As a prudent measure to stay current in its accounting practices, the Company adopted from October 1, 2008, Accounting Standard 30 on "Financial Instruments: Recognition and Measurement" issued by the Institute of Chartered Accountants of India. As a result, a net loss of Rs. 7,702 Mn was recognised during the year basis the fair value measurement principle suggested in the Standard.

HUMAN RESOURCES

Human Resources have always been most valuable asset for Ranbaxy and the Company constantly seeks to attract and retain the best available talent. Human Resource management incorporates a process driven approach that invests regularly in the training and development needs of its employees through succession planning, job rotation, on the job training and extensive training workshops & programs.

During the year, the leadership and management in the back end functions was further strengthened with the joining of senior and highly experienced industry persons. The Company held various employee engagement programs in order to bolster employee morale, inculcate a feeling of team work & camaraderie and create a mechanism to recognize individual and team contributions to the organization. Programs such as "Appreciate Awards" and "Fun@Work" encompassed employees across locations and departments and were well received by all.

The total number of employees of the Company and its subsidiaries as on December 31, 2008 stood at 12,174.

CAUTIONARY STATEMENT:

Statements in the "Management Discussion and Analysis" describing the Company's objectives, estimates, expectations or projections may be "forward looking statements" within the meaning of applicable laws and regulations. Actual results could differ materially from those expressed or implied. Important factors that could make a difference to the Company's operations, include Government regulations, patent laws, tax regimes, economic developments within India and countries in which the Company conducts business, litigation and other allied factors.

**Source IMS MAT Sep 2008.*

ANNEXURE B

Information regarding the Employees' Stock Option Scheme
(As on December 31, 2008)

S. No.	Details	Nos.
1.	Total No. of Options in force at the beginning of the year	7,168,956
2.	Options granted in the year 2008	1,774,825
3.	No. of Options vested during the year	1,385,950
4.	No. of Options exercised during the year	880,605
5.	No. of shares arising as a result of exercise of options during the year (including additional shares allotted on account of bonus shares as provided in Note 2 below)	1,040,861
6.	No. of Options lapsed and forfeited during the year	790,327
7.	Variance in terms of options	N.A.
8.	Money realized by exercise of options during the year	Rs.308,761,664
9.	Total No. of Options in force at the end of the year	7,272,849

Notes :

1. The Grant/ Exercise and number of Stock Options outstanding as on June 30, 2005, have been proportionately adjusted in view of the sub-division of equity shares of the Company from the face value of Rs. 10 each into 2 equity shares of Rs. 5 each.
2. Options granted upto October 3, 2002, are entitled for additional shares on account of bonus shares in the ratio of 3 for 5.

Pricing formula: Closing price of the Equity Shares of the Company prior to the date of meeting of the Compensation Committee ("CC") in which stock options are granted on the stock exchange on which the shares of the Company are listed. The closing price of the shares of the Company at the National Stock Exchange of India Limited on the day immediately preceding the date of grant and exercise price of the options granted by CC during the year are as per details:

Date of CC meeting	Closing Price per share at NSE	Exercise price per share
January 16, 2008	390.75	391.00
June 11, 2008	560.75	561.00
December 19, 2008	218.60	219.00

(i) Options granted in the year 2008 to senior managerial personnel*:

Name	Designation (Present)	No. of Options granted
Mr. Malvinder Mohan Singh	Chairman, CEO & Managing Director	2,00,000
Mr. Atul Sobti	Chief Operating Officer and Whole-time Director	30,000
Mr. Ramesh L. Adige	President-Corporate Affairs & Global Corporate Communications	15,000
Mr. Dipak Chattraj	President-Corporate Development	15,000
Mr. Arun Sawhney	President-API GBU, Global Manufacturing & Supply Chain	15,000
Mr. Omesh Sethi	Chief Financial Officer	12,500

* Excludes the Senior Managerial Personnel who ceased to be in employment with the Company.

(ii) Employees who have been granted 5% of more of the options granted during the year : Nil

(iii) Employees who have been granted options during any one year equal to or exceeding 1% of the issued capital of the Company at the time of grant : Nil

(iv) Diluted earnings per share (EPS) : Rs. (27.29)

(v) (a) Method of calculation of employee compensation cost : The company has calculated the employee compensation cost using the *Intrinsic value* of the stock options.

(b) Difference between the employee compensation cost so computed at (a) above and the employee compensation cost that shall have been recognized if it had used the *fair value* of the options : Rs. 336.74 Mn

(c) The impact of this difference on profits and on EPS of the Company :

Profit/(Loss) after tax	: Rs.(10,448.02)	Mn
Less: additional employee compensation cost based on *fair value*	: Rs. 336.74	Mn
Adjusted PAT	: Rs.(10,784.76)	Mn
Adjusted EPS (diluted)	: Rs. (27.77)	

(vi) Weighted-average exercise price and fair value of Stock Options granted :
(Post split adjusted price)

Stock Options granted on	Weighted average exercise price (in Rs.)	Weighted average Fair value (in Rs.)	Closing market price at NSE on the date of grant (in Rs.)
12.01.2001	336.50	145.00	324.15
03.12.2001	297.50	188.50	369.48
01.04.2002	372.50	226.00	449.48
07.02.2003	283.50	132.50	317.45
22.01.2004	496.00	212.50	503.10
17.01.2005	538.50	215.68	534.33
17.01.2006	392.00	194.07	391.15
17.01.2007	430.00	232.57	429.65
16.01.2008	391.00	107.06	390.75
11.06.2008	561.00	172.89	560.75
19.12.2008	219.00	63.31	218.60

(vii) Description of the method and significant assumptions used during the year to estimate the fair value of the options, including the following weighted average information : The Black Scholes option pricing model was developed for estimating fair value of traded options that have no vesting restrictions and are fully transferable. Since Option pricing models require use of substantive assumptions, changes therein can materially affect fair value of Options. The option pricing models do not necessarily provide a reliable measure of fair value of options.

The main assumptions used in the Black-Scholes option pricing model during the year were as follows :

Particulars	Options granted on 16.1.2008	Options granted on 11.06.2008	Options granted on 19.12.2008
Dividend yield	2.17 %	1.52 %	1.96 %
Expected life of options from the date(s) of grant	6.5 years	6.5 years	6.5 years
Risk free interest rate	7.53 %	8.22 %	6.05 %
Expected volatility	31.99 %	32.43 %	38.15 %

ANNEXURE C

Information pursuant to Companies (Disclosure of Particulars in Report of Board of Directors) Rules, 1988 forming part of the Report of the Directors

1. CONSERVATION OF ENERGY AND ITS IMPACT

Measures for Conservation of Energy	Impact resulting into saving of Rs. Million
– Entertaining rebate in power tariff by maintaining unity power factor through automatic and manual control	9.11
– Segregation of high head and low head areas catered by cooling tower No.4 thereby reducing the operating pressure from 4.5 kg/cm2 to 2.5 kg/cm2. Net saving of 56 KW	2.75
– Optimisation of Air flow in Air washers in some of plants resulting in saving of 107 KW	2.73
– Optimisation of Nitrogen pressure to storage tanks, thereby reducing the running time of nitrogen generation unit and achieving power saving of 40 KW	1.80
– Maintaining the chilled brine tank level @~75% to avoid ingress of air in the pump suction. This action resulted in steady flow of brine	1.76
– Segregation of brine system in new utility. All AHUs separated from main system thereby reducing running hour of one compressor by 8 hours and achieving saving of 45 TR load on brine compressors, corresponding to power saving of 50 KW	1.72
– Modification in chilled water & cooling water circulation circuits to achieve better water flow in the condensers of chilled brine machines	1.53
– Replacement of 30 KW Electric Heaters of Dehumidifiers with steam heaters	0.61
– Management of 12 TPH boiler drum level at 50% instead of 65% thereby achieving better water/steam interface in the boiler drum and improving the quality of steam supply	0.52
– Improvement in condensate recovery system for two areas from 27% to 44%.	0.50
– Replacement of old natural draft cooling tower with new CHW cooling tower	0.46
– Replacement of reciprocating compressor (30 KW) with screw compressor in Brine Chilling Unit	0.36
– Replacement of 100 nos. of incandescent lamps to CFL (100 watts to 20 watt)	0.15
– Provided direct steam heating in the process hot water tanks instead heating	0.13
– Optimization of operation of MEE by increasing continuous operation thereby avoiding energy losses on account of frequent startups	0.12

2. RESEARCH & DEVELOPMENT

a) Specific areas in which R&D is carried out

- Develop technology for Active Pharmaceutical Ingredients (APIs), conventional & value added innovative dosage forms - complying with international quality & regulatory norms
- Develop "Platform Technologies" and "Products" in the area of Novel Drug Delivery Systems
- Discovery and Development of new drug molecules in select areas: Infectious Diseases, Metabolic Diseases, Inflammatory/Respiratory Diseases and Oncology
- Develop herbal drugs with rationale scientific backing, involving standardization of botanical Actives, followed by their toxicity and clinical studies
- GLP / cGCP complying Bioavailability / Bioequivalence, Toxicology and Clinical Studies (Phase - I, II & III)
- Innovation in packaging for improved patient convenience & compliance
- Up-gradation of existing technologies / products on ongoing basis

b) Benefits derived as result of R&D activities

- Technology to manufacture APIs and Dosage Forms
- Oral Controlled Release Dosage Forms leading to better patient convenience and compliance
- Improved productivity / process efficiencies
- Internationally competitive prices and product quality
- Safe and environment friendly processes

- Generation of Intellectual wealth for the Company in key potential markets
- Grant of process patents for Active Pharmaceutical Ingredients (APIs) as well as Dosage Forms (both Conventional & Novel Drug Delivery Systems)
- Product patents in the areas of drug discovery research
- Self reliance and import substitution for conservation of Foreign Exchange
- Foreign exchange earnings / savings
- Speed to marketplace
- Enhanced business through Licensing arrangements and strategic alliances
- Enhanced Global presence / visibility

c) Future plan of action

- Continue augmenting R&D capabilities & productivity through technological innovations, use of modern scientific and technological techniques, training and development, benchmarking and global networking
- Greater thrust in the areas of Novel Drug Delivery Systems
- Continue developing innovative, commercially viable process know-how for both Active Pharmaceutical Ingredients (APIs) and dosage forms
- Continue strengthening the Clinical Research infrastructure and capabilities complying international GLP/ cGCP norms
- Continue improvements in packaging for pharmaceuticals to ensure shelf-life/stability, quality and better patient convenience and compliance
- Enhance national and international research networking and strategic alliances

d) Expenditure on R&D

Rs. Million

	Year ended December 31, 2008	Year ended December 31, 2007
Capital	**558.28**	465.74
Revenue	**4,155.46**	4,139.44

3. TECHNOLOGY, ABSORPTION, ADAPTATION AND INNOVATION

a) Efforts in brief, made towards technology absorption and innovation

- As per 2(a) above

b) Benefit derived as a result of the above efforts, e.g. product improvement, cost reduction, product development.

- As per 2(b) above

Future course of action

a) To continue developing innovative and commercially viable process know-how for APIs and Dosage Forms (Conventional and Noval Drug Delivery System)

b) Information in case of imported technology (imports during the last five year)

- Not applicable

4. FOREIGN EXCHANGE EARNINGS AND OUTGO

Overseas sales (excluding sales to Nepal) were Rs. 28,013.82 Mn for the financial year December 31, 2008

- Drug Master Files (DMFs) for API were file with the regulatory authorities in several markets
- Continued to receive income by way of royalty, technical and management service fee and dividend from overseas subsidiaries/affiliates

Rs. Million

	Year ended December 31, 2008	Year ended December 31, 2007
Earnings	**28,537.83**	26,608.64
Outgo	**14,403.56**	11,188.13

FORM - A

Form for disclosure of particulars with respect to conservation of energy

	Current Year 2008	Previous Year 2007
A. Electricity and Fuel Consumption		
1. Electricity		
(a) Purchased Units (KWH)	**127,981,552**	121,271,482
Total Amount (Rs. Million)	**521.70**	481.04
Rate/Unit (Rs.)	**Rs. 4.08**	Rs. 3.97
(b) Own Generation		
i) Through Diesel Generator Unit (KWH)	**8,070,600**	10,144,913
Unit per Ltr. of Diesel Oil	**3.61**	3.54
Cost/Unit	**Rs. 8.94**	Rs. 8.29
ii) Through Steam Turbine/Generator	**Not Applicable**	Not Applicable
2. Coal (Specify quality and where used)	**Not Applicable**	Not Applicable
3. Furnace Oil Qty. (K. Ltrs.)	**16,188**	16,780
Total Amount (Rs Million)	**476.62**	329.99
Average Rate (Rs. per Ltr.)	**Rs. 29.44**	Rs. 19.67
4. Others/internal generation	**Not Applicable**	Not Applicable

B. Consumption per unit of production

	Units	Standards (if any)	Current Year 2008	Previous Year 2007
Electricity				
Active Pharmaceutical Ingredients	(kwh per kg)	No specific standards - consumption per unit depends on product mix	**70.55**	58.71
Dosage Forms	(kwh per 1000 packs)		**91.73**	92.76
Furnace Oil				
Active Pharmaceutical Ingredients	(Ltrs per Kg)		**8.95**	8.40
Dosage Forms	K.Ltrs per 1000 packs)		**0.01**	0.01
Coal			**Not Applicable**	Not Applicable
Others			**Not Applicable**	Not Applicable

TEN YEARS AT A GLANCE

Rs. Million

	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
Results for the year										
Sales	15,598.3	17,366.6	20,545.4	28,197.9	35,334.9	36,143.4	35,366.5	40,587.1	41,844.9	**44,814.3**
Index	1.0	1.1	1.3	1.8	2.3	2.3	2.3	2.6	2.7	**2.9**
Exports	7,323.7	8,019.6	10,290.8	18,502.9	24,674.6	24,562.4	23,371.1	27,175.7	26,411.2	**28,109.8**
Index	1.0	1.1	1.4	2.5	3.4	3.4	3.2	3.7	3.6	**3.8**
Gross Profit/(Loss)	2,562.5	3,177.1	3 924.1	7,304.8	10,061.4	7,211.7	3,178.3	6,081.7	9,865.6	**(5,713.3)**
Index	1.0	1.2	1.5	2.9	3.9	2.8	1.2	2.4	3.9	**(2.2)**
Profit/(Loss) before Tax	2,103.8	1,945.4	2,777.7	7,133.8	9,563.7	6,283.4	2,013.6	4,429.8	7,741.1	**(16,190.8)**
Index	1.0	0.9	1.3	3.4	4.5	3.0	1.0	2.1	3.7	**(7.7)**
Profit /(Loss) after Tax	1,968.8	1,824.4	2,519.6	6,235.8	7,947.8	5,284.7	2,237.0	3,805.4	6,177.2	**(10,448.0)**
Index	1.0	0.9	1.3	3.2	4.0	2.7	1.1	1.9	3.1	**(5.3)**
Equity Dividend	869.2	869.2	1,158.9	2,434.0 S	3,156.3	3,162.6	3,166.7	3,168.5	3,171.5	–
Index	1.0	1.0	1.3	2.8	3.6	3.6	3.6	3.6	3.6	–
Equity Dividend (%)	75	75	100	150	170	170	170	170	170	–
(Loss)/Earning per share (Rs.)	16.99	15.74	21.86	28.86	42.61	28.26	5.68 ^	9.87 ^	11.31 ^	**(27.29) ^**
Year-end Position										
Gross Block+	8,675.9	9,241.5	9,278.2	10,448.8	12,470.6	16,669.4	22,321.6	24,354.5	25,889.0	**28,155.1**
Index	1.0	1.1	1.1	1.2	1.4	1.9	2.6	2.8	3.0	**3.2**
Net Block+	6,319.0	6,443.7	6,130.5	6,753.9	8,017.9	11,417.4	16,328.1	17,359.1	17,969.4	**18,854.4**
Index	1.0	1.0	1.0	1.1	1.3	1.8	2.6	2.7	2.8	**3.0**
Net Current Assets	8,157.5	8,257.7	7,454.5	9,564.4	13,302.9	9,466.8	11,281.0	12,630.0	12,588.2	**8,759.3**
Index	1.0	1.0	0.9	1.2	1.6	1.2	1.4	1.5	1.5	**1.1**
Net Worth	14,979.3	15,826.5	16,069.7	18,828.1	23,217.8	25,095.1	23,773.0	23,500.1	25,383.9	**37,167.7**
Index	1.0	1.1	1.1	1.3	1.5	1.7	1.6	1.6	1.7	**2.5**
Share Capital	1,158.9	1,158.9	1,158.9	1,854.5	1,855.4	1,858.9	1,862.2	1,863.4	1,865.4	**2,101.9**
Reserve & Surplus	13,820.4	14,667.6	14,910.8	16,973.6	21,362.3	23,236.2	21,910.8	21,636.7	23,518.6	**35,065.8**
Book value per share (Rs.)	129.25	136.56	138.66	101.52 SS	125.13	135.00	63.84 ^	63.05 ^	68.04 ^	**88.42 ^**
No. of Employees	5,347	5,784	6,424	6,297	6,797	7,195	7,174	8,020	8,141	**8,536**

Index : No. of times

\+ Includes Capital Work-in-Progress
S Includes Interim Dividend Rs 5 per share, prior to issue of bonus shares and Final Dividend of Rs 10 per share
SS Post issue of Bonus shares in the ratio of 3 for 5 in October, 2002.
^ After Share split
Sales are stated net of excise duty recovered from 2002 onwards
(Loss)/Earning per share are stated on fully diluted basis from 2002 onwards

AUDITORS' REPORT

To the Members of Ranbaxy Laboratories Limited

1. We have audited the attached Balance Sheet of Ranbaxy Laboratories Limited, (the 'Company') as at December 31, 2008, and also the Profit and Loss Account and the Cash Flow Statement for the year ended on that date annexed thereto (collectively referred as the 'financial statements'). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.
2. We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
3. As required by the Companies (Auditor's Report) Order, 2003 (the 'Order') (as amended), issued by the Central Government of India in terms of sub-section (4A) of section 227 of the Companies Act, 1956 (the 'Act'), we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the Order.
4. Further to our comments in the Annexure referred to above, we report that:
   a. We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purposes of our audit;
   b. In our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;
   c. The financial statements dealt with by this report are in agreement with the books of account;
   d. On the basis of written representations received from the directors, as on December 31, 2008 and taken on record by the Board of Directors, we report that none of the directors is disqualified as on December 31, 2008 from being appointed as a director in terms of clause (g) of sub-section (1) of Section 274 of the Act;
   e. Without qualifying our opinion, we report the following:
      i) We draw attention to Note 32 of schedule 26 to the financial statements. The Company has recorded provision of Rs. 2,631.11 million consequent to the Food and Drug Administration, USA (FDA) import alerts and the FDA letter dated February 25, 2009 imposing the Application Integrity Policy. The basis and assumptions used by the management in calculating these provisions includes significant judgment and estimates, which due to the inherent uncertainty of the related situation may significantly differ from the actual amounts.
      ii) We draw attention to the Note 23 of schedule 26 to the financial statements. The Company has early adopted Accounting Standard 30 - Financial Instruments: Recognition and Measurement, with effect from October 01, 2008. Pursuant to the early adoption, the Company has recorded the fair value loss on derivatives as of September 30, 2008, aggregating to Rs. 11,780.96 million (net of taxes), through the opening balance of General Reserve in the Balance Sheet.
   f *As stated in Note 24(a) of schedule 26 to the financial statements. The Company has paid Rs. 277.28 million as managerial remuneration to its directors, which is in excess of the limits under the Act. Had the Company accounted for the remuneration in accordance with the Act, the Loss after tax for the year would have been lower by Rs. 183.03 million and the Loans and Advances would have been higher by Rs. 277.28 million.*
   g *Subject to our comment in para (f) above,* in our opinion and to the best of our information and according to the explanations given to us, the financial statements comply with the accounting standards referred to in sub-section (3C) of section 211 of the Act and the Rules framed there under and give the information required by the Act, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India, in the case of:
      i) the Balance Sheet, of the state of affairs of the Company as at December 31, 2008;
      ii) the Profit and Loss Account, of the loss for the year ended on that date; and
      iii) the Cash Flow Statement, of the cash flows for the year ended on that date.

For Walker, Chandiok & Co
Chartered Accountants

Per **B. P. Singh**
Partner
Membership No. 070116

Place : Gurgaon
Dated : March 27, 2009

ANNEXURE TO THE AUDITORS' REPORT

Annexure to the Auditor's Report of even date to the members of Ranbaxy Laboratories Limited, on the financial statements for the year ended December 31, 2008

Based on the audit procedures performed for the purpose of reporting a true and fair view on the financial statements of the Company and taking into consideration the information and explanations given to us and the books of account and other records examined by us in the normal course of audit, we report that:

(i) (a) The Company has maintained proper records showing full particulars, including quantitative details and situation of fixed assets.

(b) The Company has a regular programme of physical verification of its fixed assets under which fixed assets are verified in a phased manner over a period of three years. In our opinion, this periodicity of physical verification is reasonable having regard to the size of the Company and the nature of its assets. No material discrepancies were noticed on such verification.

(c) In our opinion, a substantial part of fixed assets has not been disposed off during the year.

(ii) (a) The inventory has been physically verified during the year by the management. In our opinion, the frequency of verification is reasonable.

(b) The procedures of physical verification of inventory followed by the management are reasonable and adequate in relation to the size of the Company and the nature of its business.

(c) The Company is maintaining proper records of inventory and no material discrepancies were noticed on physical verification.

(iii) (a) The Company has not granted any loan, secured or unsecured to companies, firms or other parties covered in the register maintained under section 301 of the Act. Accordingly, the provisions of clauses 4(iii)(b) to (d) of the Order are not applicable.

(b) The Company has not taken any loans, secured or unsecured from companies, firms or other parties covered in the register maintained under section 301 of the Act. Accordingly, the provisions of clauses 4(iii)(f) and 4(iii)(g) of the Order are not applicable.

(iv) In our opinion, there is an adequate internal control system commensurate with the size of the Company and the nature of its business for the purchase of inventory and fixed assets and for the sale of goods and services. During the course of our audit, no major weakness has been noticed in the internal control system in respect of these areas.

(v) (a) The Company has not entered into contracts or arrangements referred to in section 301 of the Act. Accordingly, the provisions of clause 4(v) of the Order are not applicable.

(vi) The Company has not accepted any deposits from the public within the meaning of sections 58A and 58AA of the Act and the Companies (Acceptance of Deposits) Rules, 1975. Accordingly, the provisions of clause 4(vi) of the Order are not applicable.

(vii) In our opinion, the Company has an internal audit system commensurate with its size and the nature of its business.

(viii) We have broadly reviewed the books of account maintained by the Company pursuant to the Rules made by the Central Government under section 209 (1)(d) of the Act for the maintenance of cost records in respect of Company's products and are of the opinion that, *prima facie*, the prescribed accounts and records have been made and maintained. However, we have not made a detailed examination of the records with a view to determine whether they are accurate or complete.

(ix) (a) The Company is regular in depositing the undisputed statutory dues including provident fund, investor education and protection fund, employees' state insurance, income tax, sales tax, wealth tax, service tax, custom duty, excise duty, cess and other material statutory dues, as applicable, with the appropriate authorities. Further, no undisputed amounts payable in respect thereof were outstanding at the year end for a period of more than six months from the date they became payable.

(b) There are no dues in respect of income tax, sales tax, wealth tax, service tax, customs duty, excise duty and cess that have not been deposited with the appropriate authorities on account of any dispute other than those mentioned below:

Name of the statute	Nature of the dues	Amount Rs. in Million	Period to which the amount relates	Forum where dispute is pending
Punjab General Sales Tax Act, 1948/ Punjab Value Added Tax Act	Purchase tax, interest & penalty dispute	2.69 [of which Rs. 0.44 million has been deposited under protest]	1989-90, 1990-91 & 2004-05	Sales Tax Tribunal/ VAT Authorities
Himachal Pradesh General Sales Tax Act, 1968	Sales tax demand	0.11 [out of which 0.11 million has been deposited under protest]	1994-96	Sales Tax Tribunal
Himachal Pradesh General Sales Tax Act, 1968	Sales tax demand	1.04 [out of which 1.04 million has been deposited under protest]	1994-1996	Hon'ble High Court of Himachal Pradesh
Central Excise Act, 1944	CENVAT credit, interest & penalty dispute	68.57 [out of which 31.00 million has been deposited under protest]	2000-01 & 2004-05	CESTAT
Uttar Pradesh Sales tax Act, 1948/ Uttar Pradesh Value Added Tax Act	Sales tax demand	6.51 [out of which 2.85 million has been deposited under protest]	2005-06	Sales tax authorities

(x) In our opinion, the Company's accumulated losses at the end of the financial year are less than fifty per cent of its net worth. Further *the Company has incurred cash losses during the financial year covered by our audit*, however the Company did not incur cash losses in the immediately preceding financial year.

(xi) In our opinion, the Company has not defaulted in repayment of dues to a financial institution or bank or debenture holders. Accordingly, the provisions of clause 4(xi) of the Order are not applicable.

(xii) The Company has not granted any loans and advances on the basis of security by way of pledge of shares, debentures and other securities. Accordingly, the provisions of clause 4(xii) of the Order are not applicable.

(xiii) In our opinion, the Company is not a chit fund or a nidhi/ mutual benefit fund/ society. Accordingly, the provisions of clause 4(xiii) of the Order are not applicable.

(xiv) In our opinion, the Company is not dealing in or trading in shares, securities, debentures and other investments. Accordingly, the provisions of clause 4(xiv) of the Order are not applicable.

(xv) In our opinion, the terms and conditions on which the Company has given guarantee for loans taken by others from banks or financial institutions are not, prima facie, prejudicial to the interest of the Company.

(xvi) In our opinion, the Company has applied the term loans for the purpose for which the loans were obtained.

(xvii) In our opinion, no funds raised on short-term basis have been used for long-term investment.

(xviii) The Company has not made any preferential allotment of shares to parties or companies covered in the register maintained under section 301 of the Act. Accordingly, the provisions of clause 4(xviii) of the Order are not applicable.

(xix) During the year, the Company issued certain non-convertible debentures on which it has not created any security. As explained to us by the management these debentures were redeemed prior to the expiry of the time limit for the creation of the related security.

(xx) The Company has not raised any money by public issues during the year. Accordingly, the provisions of clause 4(xx) of the Order are not applicable.

(xxi) No fraud on or by the Company has been noticed or reported during the period covered by our audit.

For Walker, Chandiok & Co
Chartered Accountants

Per **B. P. Singh**
Partner
Membership No. 070116

Place : Gurgaon
Dated : March 27, 2009

BALANCE SHEET
AS AT DECEMBER 31, 2008

	Schedule	2008	2007
		Rs. Million	
SOURCES OF FUNDS			
SHAREHOLDERS' FUNDS			
Share capital	1	**2,101.85**	1,865.35
Reserves and surplus	2	**33,309.22**	23,506.81
		35,411.07	25,372.16
EQUITY SHARE WARRANTS		**1,756.59**	-
SHARE APPLICATION MONEY PENDING ALLOTMENT		**-**	11.76
LOAN FUNDS			
Secured loans	3	**1,620.72**	3,650.68
Unsecured loans	4	**35,632.99**	31,379.60
		37,253.71	35,030.28
DEFERRED TAX LIABILITY (NET)	5	**-**	2,518.92
		74,421.37	62,933.12
APPLICATION OF FUNDS			
FIXED ASSETS	6		
Gross block		**23,867.45**	22,614.80
Less : Depreciation		**9,300.67**	7,919.59
Net block		**14,566.78**	14,695.21
Capital works-in-progress		**4,287.66**	3,274.20
INVESTMENTS	7	**36,180.28**	32,375.51
DEFERRED TAX ASSET (NET)	5	**10,627.38**	-
CURRENT ASSETS, LOANS AND ADVANCES			
Inventories	8	**11,985.19**	9,760.71
Sundry debtors	9	**10,245.35**	8,829.07
Cash and bank balances	10	**19,349.39**	1,804.50
Other current assets	11	**1,345.53**	1,020.25
Loans and advances	12	**8,559.78**	6,886.29
		51,485.24	28,300.82
Less:			
CURRENT LIABILITIES AND PROVISIONS			
Current liabilities	13	**35,414.02**	8,331.20
Provisions	14	**7,311.95**	7,381.42
		42,725.97	15,712.62
NET CURRENT ASSETS		**8,759.27**	12,588.20
		74,421.37	62,933.12
SIGNIFICANT ACCOUNTING POLICIES	25		
NOTES TO THE FINANCIAL STATEMENTS	26		

The schedules referred to above form an integral part of the financial statements

This is the balance sheet referred to in our report of even date.

On behalf of the Board of Directors

For WALKER, CHANDIOK & CO *Chartered Accountants*	MALVINDER MOHAN SINGH *Chairman, CEO & Managing Director*	ATUL SOBTI *Chief Operating Officer & Whole-time Director*
Per B. P. SINGH *Partner* Membership No. 070116	OMESH SETHI *Chief Financial Officer*	SUSHIL K. PATAWARI *Company Secretary*

Place : Gurgaon
Dated : March 27, 2009

PROFIT AND LOSS ACCOUNT
FOR THE YEAR ENDED DECEMBER 31, 2008

Rs. Million

	Schedule	2008	2008	2007	2007
INCOME					
Operating income	15	45,031.48		41,864.96	
Less : Excise duty		310.01	44,721.47	446.90	41,418.06
Other income	16		2,096.23		1,201.49
			46,817.70		42,619.55
EXPENDITURE					
Materials	17		18,792.58		17,820.55
Manufacturing	18		2,544.29		2,209.10
Personnel	19		4,730.25		4,216.14
Selling, general and administration	20		12,043.98		9,532.36
Foreign exchange loss/ (gain)			2,562.32		(2,043.39)
Fair valuation loss on derivatives			7,702.14		–
Research and development	21		4,155.46		4,139.44
			52,531.02		35,874.20
(LOSS)/PROFIT BEFORE INTEREST, DEPRECIATION, AMORTISATION AND IMPAIRMENT			(5,713.32)		6,745.35
Finance Cost					
Interest			1,458.28		934.26
Exchange loss/ (gain) (net) on loans			7,474.52		(3,120.28)
Depreciation, amortisation and impairment	22		1,544.69		1,187.31
(LOSS) / PROFIT BEFORE TAX			(16,190.81)		7,744.06
Income tax (benefit)/ expense	23		(5,742.41)		1,566.86
Tax - earlier years			0.38		–
(LOSS) / PROFIT AFTER TAX			(10,448.02)		6,177.20
Balance as per last balance sheet			2,162.69		471.18
Transfer from foreign projects reserve			19.50		24.87
BALANCE AVAILABLE FOR APPROPRIATION			(8,265.83)		6,673.25
APPROPRIATIONS					
Dividend					
Interim			–		932.12
Final (proposed)			–		2,239.42
Tax on dividend			–		539.02
Transfer to :					
General reserve			–		800.00
(Deficit)/ Surplus carried forward			(8,265.83)		2,162.69
			(8,265.83)		6,673.25
(LOSS) / EARNINGS PER SHARE (Rs.)	24				
Basic			(27.29)		16.56
Diluted			(27.29)		11.31
SIGNIFICANT ACCOUNTING POLICIES	25				
NOTES TO THE FINANCIAL STATEMENTS	26				

The schedules referred to above form an integral part of the financial statements

This is the proft & loss account referred to in our report of even date.

On behalf of the Board of Directors

For WALKER, CHANDIOK & CO
Chartered Accountants

MALVINDER MOHAN SINGH
Chairman, CEO & Managing Director

ATUL SOBTI
Chief Operating Officer & Whole-time Director

Per B. P. SINGH
Partner
Membership No. 070116

OMESH SETHI
Chief Financial Officer

SUSHIL K. PATAWARI
Company Secretary

Place : Gurgaon
Dated : March 27, 2009

CASH FLOW STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2008

Rs. Million

	2008	2007
A. CASH FLOW FROM OPERATING ACTIVITIES		
Net (loss)/ profit before taxes	**(16,190.81)**	7,744.06
Adjustments for :		
Depreciation, amortisation and impairment	**1,544.69**	1,187.31
Assets written off	**50.28**	146.21
Deferred employees compensation	**3.75**	15.71
Unrealised foreign exchange loss/ (gain)	**5,450.00**	(2,514.73)
Fair valuation loss on derivatives	**7,702.14**	-
Dividend income	**(11.01)**	(9.89)
Profit on disposal of investments	**(42.83)**	-
Unclaimed balances/ excess provision written back	**177.19**	354.63
Profit on sale of assets (net)	**(943.98)**	(572.57)
Provison / (reversal) of provision for diminution in value of long term investments	**(9.86)**	239.00
Interest expense	**1,458.28**	934.26
Interest income	**(866.76)**	(92.14)
Amounts written off	**113.70**	37.66
Investment written off	**93.42**	-
Provision/ (reversal) for doubtful debts and advances	**52.68**	(298.72)
	14,771.69	(573.27)
Operating (loss)/ profit before working capital changes	**(1,419.12)**	7,170.79
Adjustments for :		
Inventories	**(2,224.48)**	(211.59)
Sundry debtors / receivables	**(788.33)**	911.68
Loans and advances	**(920.07)**	(1,151.37)
Trade/other payables	**300.45**	999.63
Other current assets	**(204.55)**	46.91
	(3,836.98)	595.26
Cash (used in)/generated from operating activity before taxes	**(5,256.10)**	7,766.05
Direct taxes paid (net of refunds)	**(736.11)**	(908.32)
Net Cash (used in)/generated from operating activity	**(5,992.21)**	6,857.73
B. CASH FLOW FROM INVESTING ACTIVITIES		
Purchase of fixed assets / capital works-in-progress	**(2,683.08)**	(2,221.79)
Sale proceeds of assets	**1,147.05**	850.54
Other investments	**(4,349.96)**	(2,439.20)
Investment in Subsidiaries	**(2,551.24)**	(3,375.86)
Sale proceeds of investments	**3,055.72**	-
Short term deposits / Secured loans	**1.26**	11.75
Interest received	**740.16**	82.83
Dividend received	**11.01**	9.89
Net cash used in investing activities	**(4,629.08)**	(7,081.84)
C. CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from issue of capital (including premium)	**34,389.19**	92.34
Proceeds from equity share warrants	**1,756.59**	-
Increase in short term bank borrowings	**(3,251.94)**	2,343.64
Increase in long term borrowings	**(498.53)**	3,352.95
Increase in other borrowings	**33.40**	70.58
Interest paid	**(1,435.31)**	(896.05)
Issue expenses of share capital and warrants	**(201.40)**	-
Dividend paid	**(2,239.42)**	(3,169.35)
Tax on dividend	**(380.59)**	(472.20)
Net cash generated from financing activities	**28,171.99**	1,321.91
INCREASE IN CASH AND CASH EQUIVALENTS	**17,550.70**	1,097.80
Cash and cash equivalents at the beginning	**1,721.37**	623.57
Cash and cash equivalents at the end	**19,272.07**	1,721.37

Notes:

	2008	2007
Cash and cash equivalents include :		
Cash and cheques in hand and remittances in transit	**222.48**	344.23
With banks in :		
Current accounts [net of dividend accounts Rs. 76.57 Mn (previous year Rs. 82.42 Mn)]	**199.59**	267.14
Deposit accounts [net of pledged Rs.0.75 Mn (previous year Rs 0.71 Mn)]	**18,850.00**	1,110.00
	19,272.07	1,721.37
Cash and cash equivalents at the end of the year	**19,272.07**	1,721.37
Add: Restricted cash		
Unclaimed dividend	**76.57**	82.42
Fixed deposit pledged	**0.75**	0.71
Cash and bank balances at the end of the year	**19,349.39**	1,804.50

This is the cash flow statement referred to in our report of even date.

On behalf of the Board of Directors

For WALKER, CHANDIOK & CO
Chartered Accountants

MALVINDER MOHAN SINGH
Chairman, CEO & Managing Director

ATUL SOBTI
Chief Operating Officer & Whole-time Director

Per B. P. SINGH
Partner
Membership No. 070116

OMESH SETHI
Chief Financial Officer

SUSHIL K. PATAWARI
Company Secretary

Place : Gurgaon
Dated : March 27, 2009

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008

	2008	Rs. Million 2007
SCHEDULE 1		
SHARE CAPITAL		
Authorised		
598,000,000 (Previous year 598,000,000) Equity shares of Rs. 5 each	**2,990.00**	2,990.00
100,000 (Previous year 100,000) Cumulative preference shares of Rs 100 each	**10.00**	10.00
	3,000.00	3,000.00
Issued, subscribed and paid up		
420,369,753 (Previous year 373,070,829) Equity shares of Rs. 5 each fully paid [Refer note 1 on schedule 26]	**2,101.85**	1,865.35
	2,101.85	1,865.35
SCHEDULE 2		
RESERVES AND SURPLUS		
Capital reserve	**5.41**	5.41
Amalgamation reserve	**43.75**	43.75
Securities premium account		
As per last balance sheet	**5,010.50**	5,599.60
Add : Received during the year *	**34,195.92**	101.79
	39,206.42	5,701.39
Less : Utilised for preferential allotment issue expenses	**201.40**	–
Less : Premium payable on redemption of FCCB (Net of taxes)	**1,142.85**	690.89
	37,862.17	5,010.50
* Includes Rs. 31.45 million (previous year Rs. 14.35 million) transferred from Employees Stock Options Outstanding		
Foreign projects reserve		
As per last balance sheet	**37.85**	62.72
Less: Transfer to profit and loss account	**19.50**	24.87
	18.35	37.85
Hedging reserve [including transitional provison Rs. 722.56 million (Refer note 23 on schedule 26)]	**(792.58)**	–
General reserve		
As per last balance sheet	**16,151.24**	15,351.24
Less:Transitional loss recognised pursuant to early adoption of Accounting Standard - 30 "Financial Instruments Recognition and Measurement [Refer note 23(a) on schedule 26]	**11,780.96**	–
	4,370.28	15,351.24
Add : Transfer from profit and loss account	**–**	800.00
	4,370.28	16,151.24
Employees stock option		
Employees stock options outstanding	**68.05**	104.94
Less: Deferred employee compensation	**0.38**	9.57
	67.67	95.37
(Deficit)/ Surplus in profit and loss account	**(8,265.83)**	2,162.69
Total	**33,309.22**	23,506.81

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008

Rs. Million

	2008	2007
SCHEDULE 3		
SECURED LOANS		
Loans from banks	**1,620.72**	3,650.68
Secured against stocks, book debts and receivables, both present and future	**1,620.72**	3,650.68
SCHEDULE 4		
UNSECURED LOANS		
Short term loans		
Banks	**7,325.50**	8,547.48
Long term loans		
Zero coupon Foreign Currency Convertible Bonds (FCCB) [Refer note 10 on schedule 26]	**21,379.60**	17,344.80
Banks	**6,765.59**	5,358.42
Others	**162.30**	118.80
Deferred sales tax credit	**–**	10.10
	35,632.99	31,379.60
SCHEDULE 5		
DEFERRED TAX LIABILITY / (ASSET)		
Deferred tax liability arising on account of:		
Depreciation, amortisation and impairment	**2,821.14**	2,775.82
FCCB loan revaluation	**–**	500.51
Tax credit received	**165.94**	165.94
	2,987.08	3,442.27
Less: Deferred tax asset arising on account of:		
Provision for:		
Doubtful debts and advances	**231.80**	213.88
Leave encashment	**83.24**	67.64
FCCB loan revaluation	**413.77**	–
FCCB redemption premium charged to securities premium account	**1,227.17**	638.69
Tax losses carried forward	**2,563.32**	–
Fair value loss on derivatives	**9,092.35**	–
Others	**2.81**	3.14
	13,614.46	923.35
Deferred tax (asset)/ liability (net)	**(10,627.38)**	2,518.92

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008

Schedule 6

FIXED ASSETS

Rs. Million

Description	Gross block 2007	Additions*	Deletions	2008	Accumulated Depreciation, amortisation & impairment 2008	Net Block 2008	2007
Tangibles							
Land	401.62	40.07	8.51	**433.18**	--	**433.18**	401.62
Buildings	2,992.97	220.03	148.55	**3,064.45**	**517.75**	**2,546.70**	2,509.76
Plant and machinery	16,038.85	988.90	169.27	**16,858.48**	**6,756.37**	**10,102.11**	10,120.14
Furniture and fixtures	869.92	179.08	47.31	**1,001.69**	**272.58**	**729.11**	631.26
Vehicles	353.76	94.64	43.31	**405.09**	**98.71**	**306.38**	274.25
Intangibles							
Product development	333.01	28.73	–	**361.74**	**361.74**	–	302.59
Patent, trade marks, designs and licences	759.51	18.76	–	**778.27**	**666.38**	**111.89**	112.71
Software	654.16	99.39	–	**753.55**	**426.44**	**327.11**	312.25
Non compete	211.00	–	–	**211.00**	**200.70**	**10.30**	30.63
Total	22,614.80	1,669.60	416.95	**23,867.45**	**9,300.67**	**14,566.78**	14,695.21
Previous Year	21,335.74	1,966.39	687.33	22,614.80	7,919.59	14,695.21	14,340.31

* Additions to fixed assets during the year include Rs. 558.28 million (previous year Rs. 465.74 million) used for research and development

Schedule 7

INVESTMENTS

Rs. Million

Description	Nature of investment	Face value	Numbers 2008	Numbers 2007	2008	2007
CURRENT						
Trust securities						
Other than trade - unquoted						
41,089 US64 Bonds of Rs. 100 each (6.75% Tax Free) of the Unit Trust of India					–	4.11
					–	4.11
LONG TERM						
Investments in shares/warrants of companies (fully paid)						
Trade :						
Quoted						
Zenotech Laboratories Limited	Equity shares	Rs. 10	**16,127,293**	7,489,536	**2,463.53**	1,078.33
Krebs Biochemicals & Industries Limited	Equity shares	Rs. 10	**1,050,000**	1,050,000	**89.25**	89.25
					2,552.78	1,167.58
Unquoted						
Shimal Research Laboratories Limited	Equity shares	Rs. 10	**9,340,000**	9,340,000	**934.00**	934.00
Shivalik Solid Waste Management Ltd	Equity shares	Rs. 10	**20,000**	20,000	**0.20**	0.20
Biotech Consortium India Limited	Equity shares	Rs. 10	**50,000**	50,000	**0.50**	0.50
Nimbua Greenfield (Punjab) Limited	Equity shares	Rs. 10	**250,000**	250,000	**2.50**	2.50
Jupiter Bioscience Limited	Equity warrants	Rs. 10	–	3,177,500	–	93.42
					937.20	1,030.62
Other than trade :						
Quoted						
Fortis Healthcare Limited	Equity shares	Rs. 10	**14,097,660**	14,097,660	**140.98**	140.98
The Great Eastern Shipping Company Limited	Equity shares	Rs. 10	**500**	500	**0.03**	0.03
					141.01	141.01
Unquoted						
Religare Insurance Holding Company Limited.	Equity shares	Rs. 10	–	4,400,000	–	44.00
					–	44.00
Subsidiary companies						
Domestic						
Vidyut Investments Limited	Equity shares	Rs. 10	**25,008,400**	25,008,400	**250.08**	250.08
Ranbaxy Drugs Limited	Equity shares	Rs. 10	**3,100,020**	3,100,020	**31.00**	31.00
	10% NCRP	Rs. 10	**250**	250	*	*
Ranbaxy Drugs and Chemicals Company (A public company with unlimited liability)	Equity shares	Rs. 10	**3,100,000**	3,100,000	**17.25**	17.25
Solus Pharmaceuticals Limited	Equity shares	Rs. 10	**14,900,700**	7,000,700	**783.01**	230.01
Rexcel Pharmaceuticals Limited	Equity shares	Rs. 10	**12,500,000**	5,000,000	**735.00**	210.00
Gufic Pharma Limited	Equity shares	Rs. 100	**4,900**	4,900	**535.22**	535.22
Ranbaxy Life Sciences Research Limited	Equity shares	Re. 1	**24,500,000**	500,000	**24.50**	0.50
	Preference share	Rs. 1,000	**2,000,000**	--	**200.00**	–
Ranbaxy SEZ Limited	Equity shares	Rs. 10	**50,000**	–	**0.50**	–
Overseas						
Ranbaxy (Netherlands) BV., The Netherlands	Shares	EUR 100	**3,939,716**	3,939,716	**26,543.26 #**	25,294.52 #
Ranbaxy (Hongkong) Ltd., Hongkong	Equity shares	HK $ 1	**2,400,000**	2,400,000	**9.84**	9.84
Ranbaxy Pharmacie Generiques SAS, France	Equity shares	€ 9	**800,000**	800,000	**3,400.02**	3,400.02
Ranbaxy (Guangzhou China) Ltd., China	Capital contribution	US $ 5,900,000			**193.95**	193.95
Ranbaxy (Malaysia) Sdn. Bhd., Malaysia	Ordinary shares	RM 1	**3,189,248**	3,189,248	**36.56**	36.56
Ranbaxy (Nigeria) Ltd.,Nigeria	Ordinary shares	Naira 1	**13,070,648**	13,070,648	**7.40**	7.40
Ranbaxy Unichem Co. Ltd., Thailand	Ordinary shares	Bahts 100	**206,670**	206,670	**21.20**	21.20
					32,788.79	30,237.55
					36,419.78	32,624.87
Less: Provision for diminution in value of long term investments					**(239.50)**	(249.36)
					36,180.28	32,375.51

NOTES

1. * Rounded off to Nil.
2. NCRP denotes Non convertible redeemable preference shares.
3. # include Rs. 4,624.10 million (previous year Rs. 3,375.36 million) paid as share premium reserve
4. During the year the Company purchased bank certificate of deposits worth Rs. 2,964.78 million (Previous year Rs. Nil) and sold at Rs. 3,007.61 million (Previous year Rs. Nil) [Refer note 5(b) on schedule 26]

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008

	2008	2007
	Rs. Million	
SCHEDULE 8		
INVENTORIES		
Stores and spares	**92.31**	94.90
Raw materials	**4,707.81**	3,679.82
Packaging materials	**412.93**	369.74
Finished goods		
Own manufactured	**3,256.88**	3,029.95
Others	**719.42**	395.77
Work-in-process	**2,795.84**	2,190.53
	11,985.19	9,760.71
SCHEDULE 9		
SUNDRY DEBTORS		
(Considered good except where provided for)		
Debts outstanding for a period exceeding six months		
Secured	**0.01**	0.73
Unsecured		
Good	**2,086.71**	1,581.23
Doubtful	**252.74**	222.70
	2,339.46	1,804.66
Other debts		
Secured	**296.40**	208.74
Unsecured	**7,862.23**	7,038.37
	8,158.63	7,247.11
	10,498.09	9,051.77
Less : Doubtful and provided for	**252.74**	222.70
	10,245.35	8,829.07
SCHEDULE 10		
CASH AND BANK BALANCES		
Cash and cheques in hand	**4.98**	62.63
Remittances in transit	**217.50**	281.60
With scheduled banks in:		
Current accounts	**122.28**	69.55
Deposit accounts [Refer note 3(i) on schedule 26]	**18,850.75**	1,110.71
Unclaimed dividend accounts	**76.57**	82.42
With non-scheduled banks in:		
Current accounts [Refer note 3(ii) on schedule 26]	**77.31**	197.59
	19,349.39	1,804.50

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008

		Rs. Million
	2008	2007
SCHEDULE 11		
OTHER CURRENT ASSETS		
(Unsecured, considered good except where provided for)		
Export incentives accrued	**654.69**	660.85
Exchange gain accrued on forward contracts	**458.80**	277.85
Insurance claims	**8.42**	23.40
Interest accrued but not due	**140.73**	14.13
Others		
Considered good	**82.89**	44.02
Doubtful	**23.97**	18.08
	1,369.50	1,038.33
Less : Doubtful and provided for	**23.97**	18.08
	1,345.53	1,020.25
SCHEDULE 12		
LOANS AND ADVANCES		
(Considered good except where provided for)		
Secured	**44.33**	45.59
Unsecured		
Advances recoverable in cash or in kind or for value to be received		
Considered good	**1,359.32**	1,177.18
Doubtful	**70.33**	53.58
Balances with central excise and customs	**1,873.14**	1,702.36
Advance for purchase of shares of an associate	**–**	1,274.82
Due from subsidiary companies	**1,858.20**	33.02
Minimum alternative tax credit receivable	**1,219.00**	1,179.00
Prepaid income-tax	**2,205.79**	1,474.32
	8,630.11	6,939.87
Less : Doubtful and provided for	**70.33**	53.58
	8,559.78	6,886.29
SCHEDULE 13		
CURRENT LIABILITIES		
Acceptances	**–**	0.55
Interest accrued but not due on loans	**74.10**	51.13
Sundry creditors	**6,017.38**	5,424.50
Dues to micro, medium and small enterprises	**19.38**	11.15
Unclaimed dividend *	**76.57**	82.42
Fair valuation loss on derivatives	**26,760.86**	–
Other liabilities	**2,465.73**	2,761.45
	35,414.02	8,331.20
* Not due for deposit to Investor education & protection fund		
SCHEDULE 14		
PROVISIONS		
Employee benefits	**1,887.07**	1,443.84
Income-tax	**1,814.50**	1,438.52
Premium payable on redemption of FCCB	**3,610.38**	1,879.05
Final dividend (proposed)	**–**	2,239.42
Tax on dividend	**–**	380.59
	7,311.95	7,381.42

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008

	Rs. Million 2008	2007
SCHEDULE 15		
OPERATING INCOME		
SALES		
Domestic	**17,014.44**	15,880.58
Export	**28,109.82**	26,411.23
	45,124.26	42,291.81
Less : Trade discounts	**1,730.63**	1,578.94
	43,393.63	40,712.87
OTHERS		
Royalty and technical know-how	**182.62**	127.15
Export incentives	**870.73**	688.04
Sundries	**584.50**	336.90
	1,637.85	1,152.09
	45,031.48	41,864.96
SCHEDULE 16		
OTHER INCOME		
Interest [Refer note 13 on schedule 26]	**866.76**	92.14
Dividend	**11.01**	9.89
Profit on sale of assets	**963.43**	675.07
Profit on sale of current investments	**42.83**	-
Unclaimed balances / excess provisions written back	**177.19**	354.63
Miscellaneous	**35.01**	69.76
	2,096.23	1,201.49
SCHEDULE 17		
MATERIALS		
Raw materials consumed	**13,899.61**	13,288.63
Packaging materials consumed	**1,924.22**	1,844.76
Finished goods purchased	**4,211.64**	3,086.31
Increase in work in process and finished goods		
Opening stock		
Work-in-process	**2,190.53**	1,751.21
Finished goods		
Own manufactured	**3,029.95**	3,098.49
Others	**395.77**	359.98
	5,616.25	5,209.68
Less :		
Closing stock		
Work-in-process	**2,795.84**	2,190.53
Finished goods		
Own manufactured	**3,256.88**	3,029.95
Others	**719.42**	395.77
	6,772.14	5,616.25
Increase	**(1,155.89)**	(406.57)
(Increase)/ decrease in excise duty	**(87.00)**	7.42
Materials consumed	**18,792.58**	17,820.55

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008

		Rs. Million
	2008	2007
SCHEDULE 18		
MANUFACTURING		
Stores and spares consumed	**457.57**	391.97
Power and fuel	**1,088.34**	903.53
Repairs and maintenance		
Factory buildings	**33.21**	28.26
Plant and machinery	**80.19**	72.18
Analytical charges	**37.55**	35.68
Processing charges	**828.74**	718.13
Excise duty	**18.69**	59.35
	2,544.29	2,209.10
SCHEDULE 19		
PERSONNEL		
Salaries,wages and bonus	**4,150.35**	3,686.44
Contribution to provident and other funds	**353.66**	262.28
Workmen and staff welfare	**222.49**	251.71
Amortisation of deferred employees compensation	**3.75**	15.71
	4,730.25	4,216.14
SCHEDULE 20		
SELLING, GENERAL AND ADMINISTRATION		
Rentals	**260.37**	158.46
Rates and taxes	**149.20**	136.89
Regulatory filing fee	**58.62**	77.85
Printing and stationery	**65.08**	59.91
Electricity and water	**73.17**	67.16
Insurance	**217.67**	253.23
Communication	**158.76**	152.50
Legal and professional charges	**1,745.96**	1,545.01
Travel and conveyance	**950.30**	799.05
Running and maintenance of vehicles	**85.69**	68.76
Repairs and maintenance	**249.29**	256.89
Discounts	**55.04**	30.43
Claims paid	**1,907.22**	477.25
Freight, clearing and forwarding	**1,586.70**	1,435.61
Advertising and sales promotion	**1,953.38**	1,636.61
Market research expenses	**903.71**	757.46
Conferences and meetings	**108.54**	79.51
Commission	**648.94**	578.55
Recruitment and training	**108.36**	81.43
Assets written off	**50.28**	146.21
Loss on sale of assets	**12.26**	98.28
Amounts written off	**113.70**	37.66
Investment written off	**93.42**	-
Provision for doubtful debts and advances	**52.75**	31.28
Provision/ (reversal) for diminution in value of long term investments	**(9.86)**	239.00
Others	**445.43**	327.37
	12,043.98	9,532.36

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008

	Rs. Million	
	2008	2007
SCHEDULE 21		
RESEARCH AND DEVELOPMENT		
Salaries, wages and bonus	**1,225.26**	1,140.22
Contribution to provident and other funds	**76.52**	63.13
Workmen and staff welfare	**55.84**	51.55
Raw materials consumed	**665.60**	1,080.05
Consumables	**537.86**	508.31
Power and fuel	**244.86**	179.86
Clinical trials	**507.78**	362.67
Rentals	**198.36**	61.53
Printing and stationery	**20.77**	21.95
Insurance	**30.92**	27.02
Communication	**48.49**	33.80
Legal and professional charges	**29.36**	34.60
Travel and conveyance	**103.73**	86.42
Running and maintenance of vehicles	**26.51**	19.87
Analytical testing and processing charges	**63.89**	118.77
Repairs and maintenance		
Machinery	**35.85**	32.04
Buildings	**10.07**	10.59
Others	**87.69**	68.30
Recruitment and training	**10.17**	13.13
Others	**175.93**	225.63
	4,155.46	4,139.44
SCHEDULE 22		
DEPRECIATION, AMORTISATION AND IMPAIRMENT		
DEPRECIATION		
Buildings	**78.78**	82.77
Plant and machinery	**919.36**	869.51
Furniture and fixtures	**54.84**	46.30
Vehicles	**35.95**	31.37
	1,088.93	1,029.95
AMORTISATION		
Patents, trade marks, designs and licences	**19.58**	39.55
Software	**84.53**	67.06
Non-compete	**20.33**	20.33
	124.44	126.94
IMPAIRMENT		
Product development	**331.32**	30.42
	1,544.69	1,187.31
SCHEDULE 23		
INCOME TAX (BENEFIT)/EXPENSE		
Current income-tax	**225.80**	863.12
Minimum alternative tax credit entitlement	**(40.00)**	(797.50)
Deferred tax	**(6,083.41)**	1,376.44
Fringe benefit tax	**155.20**	124.80
	(5,742.41)	1,566.86

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008

	2008	2007
		Rs. Million
SCHEDULE 24		
EARNINGS PER SHARE		
Net (loss) / profit attributable to equity shareholders		
(Loss)/ profit after tax	**(10,448.02)**	6,177.20
Net (loss) / profit attributable to equity shareholders		
Net (loss)/ profit available	**(10,448.02)**	6,177.20
Less:		
Exchange loss / (gain) on Foreign Currency Convertible Bonds (Net of taxes)	**–**	(1,647.03)
	(10,448.02)	4,530.17
No. of weighted average equity shares		
Basic	**382,846,324**	372,906,747
Effect of dilutive equity shares on account of *		
– Employees stock options outstanding	**–**	682,473
– Foreign Currency Convertible Bonds	**–**	27,119,165
Diluted	**382,846,324**	400,708,385
Nominal value of equity share (Rs.)	**5.00**	5.00
(LOSS) / EARNINGS PER SHARE (Rs.)		
Basic	**(27.29)**	16.56
Diluted	**(27.29)**	11.31

* Following are the potential equity shares considered to be anti dilutive in nature for the year ended December 31, 2008, hence these have not been adjusted to arrive at the dilutive earnings per share.		
– Employees stock options outstanding	**300,486**	–
– Foreign Currency Convertible Bonds	**27,119,165**	–
– Equity share warrants	**23,834,333**	–

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008

SCHEDULE 25

SIGNIFICANT ACCOUNTING POLICIES

[a] Basis of preparation

The financial statements of Ranbaxy Laboratories Limited ("the Company") have been prepared to comply with the Accounting Standards referred to in the Companies (Accounting Standards) Rule 2006 issued by the Central Government in exercise of the power conferred under sub-section (I) (a) of Section 642 and the relevant provisions of the Companies Act, 1956 (the 'Act'). The financial statements have been prepared under the historical cost convention on accrual basis. The accounting policies have been consistently applied by the Company unless otherwise stated.

[b] Fixed assets

Fixed assets are stated at cost less accumulated depreciation and impairment losses. Cost comprises the purchase price and any attributable costs of bringing the assets to their working condition for their intended use.

Borrowing costs directly attributable to acquisition or construction of fixed assets, which necessarily take a substantial period of time to get ready for their intended use are capitalised.

[c] Intangibles

Patents, Trademarks, Designs and Licenses

Costs relating to patents, trademarks, designs and licenses, which are acquired, are capitalised and amortised on a straight-line basis over a period of five years.

Computer software

Software which is not an integral part of the related hardware, is classified as an intangible asset and is being amortised over a period of 6 years, being its estimated useful life.

Non-compete fee

Non compete fee is capitalised and amortised on a straight-line basis over the term of the non-compete agreement.

Product Development

Costs incurred for acquiring rights for product under development are recognised as intangible assets and amortised on a straight-line basis over a period of five years from the date of the regulatory approval. Subsequent expenditure on development of such products is also added to the cost of such intangibles.

[d] Depreciation

Depreciation on fixed assets is provided on straight-line method at the rates and in the manner prescribed in Schedule XIV to the Act.

[e] Leases

Operating lease payments are recognised as an expense on a straight-line basis over the term of the lease.

[f] Investments

Investments that are readily realisable and intended to be held for not more than a year are classified as current investments. All other investments are classified as long-term investments.

Current investments are carried at lower of cost and fair value determined on an individual investment basis. Long-term investments are carried at cost, however, provision for diminution in value is made to record other than temporary diminution in the value of such investments.

Profit/ loss on sale of investments is computed with reference to their average cost.

[g] Inventories

Inventories are valued as follows:

Raw materials, stores and spares and packaging materials

Lower of cost and net realisable value. However, materials and other items held for use in the production of finished goods are not written down below cost if the products in which they will be used are expected to be sold at or above their cost. Cost is determined on a weighted average basis.

Finished goods

Lower of cost and net realisable value. Cost includes direct materials and labour and a proportion of manufacturing overheads based on the normal operating capacity for manufactured goods and for traded goods cost of purchase

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

SCHEDULE 25

SIGNIFICANT ACCOUNTING POLICIES (Contd.)

and other cost incurred to bring the inventories to their present location and condition. Cost of finished goods includes excise duty.

Work-in-process

At cost upto estimated stage of completion. Cost includes direct materials and labour and a proportion of manufacturing overheads based on normal operating capacity.

Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and estimated costs necessary to make the sale.

Where duty paid/ indigenous materials are consumed, in manufacture of products exported prior to duty-free import of materials under the Advance License Scheme, the estimated excess cost of such materials over that of duty free materials is carried forward and charged to profit and loss account on consumption of such duty-free materials.

[h] Revenue recognition

Revenue is recognised to the extent that it can be reliably measured and is probable that the economic benefits will flow to the Company.

Sale of Goods:

Revenue from sale of goods is recognised when the significant risks and rewards of ownership of the goods are transferred to the customer and is stated net of trade discounts, excise duty, sales returns and sales tax.

Royalties, Technical Know-how and Licensing income:

Revenue is recognised on accrual basis in accordance with the terms of the relevant agreement.

Interest:

Revenue is recognised on a time proportion basis taking into account the amount outstanding and the applicable rate of interest.

Dividends:

Revenue is recognised when the right to receive is established.

[i] Research and development costs

Revenue expenditure incurred on research and development is charged to profit and loss account in the year it is incurred.

Capital expenditure is included in the respective heads under fixed assets and depreciation/ amortisation thereon is charged to depreciation the profit and loss account.

[j] Expenditure on regulatory approvals

Expenditure incurred for obtaining regulatory approvals and registration of products developed in-house is charged to profit and loss account.

[k] Employee stock option plan

The accounting value of stock options representing the excess of the market price on the date of grant over the exercise price of the shares granted under "Employees Stock Option Scheme" of the Company, is amortised as "Deferred employees compensation" on a straight-line basis over the vesting period in accordance with the SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 and guidance note 18 "Share Based Payments" issued by Institute of Chartered Accountants of India.

[l] Foreign currency transactions

Investments in foreign entities are recorded at the exchange rate prevailing on the date of making the investment.

Transactions in foreign currencies are recorded at the rates prevailing on the date of the transaction. Monetary items denominated in foreign currency are restated at the rate prevailing on the balance sheet date.

Exchange differences arising on the settlement of monetary items or on reporting company's monetary items at rates different from those at which they were initially recorded during the year, or reported in the previous financial statements, are recognised as income or expense in the year in which they arise.

The exchange differences arising on the forward contracts to hedge the foreign currency risk of an underlying asset or liability existing on the date of the contract are recognised in the profit and loss account of the period in

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008

SCHEDULE 25

SIGNIFICANT ACCOUNTING POLICIES (Contd.)

which the exchange rates change, based on the difference between i) foreign currency amount of the forward contract translated at the exchange rates at the reporting date, or the settlement date where the transaction is settled during the reporting period, and ii) the same foreign currency amount translated at the latter of the date of the inception of the contract and the last reporting date, as the case may be. The premium or discount on all such contracts arising at the inception of each contract is amortised as expense or income over the life of the contract.

Any profit or loss arising on cancellation or renewal of forward foreign exchange contracts is recognised as income or expense for the year.

Representative offices

In translating the financial statements of representative offices, the monetary assets and liabilities are translated at the rate prevailing on the balance sheet date; non monetary assets and liabilities are translated at exchange rates prevailing at the date of the transaction and income and expense items are converted at the respective monthly average rates. Any exchange difference arising out of such translation is recognised as an income or expense for the year.

[m] Derivative instruments and hedge accounting

The Company uses foreign exchange forwards contracts and options to hedge its exposure to movements in foreign exchange rates. These foreign exchange forward contracts and options are not used for trading or speculation purposes.

The accounting policies for forwards contracts and options are based on whether they meet the criteria for designation as effective cash flow hedges. To designate a forward contract or option as an effective cash flow hedge, the Company objectively evaluates with appropriate supporting documentation at the inception of the each contract whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. Effective hedge is generally measured by comparing the cumulative change in the fair value of the hedge contract with a cumulative change in the fair value of the hedged item.

For forward contracts or options that are designated as effective cash flow hedges, the gain or loss from the effective portion of the hedge is recorded and reported directly in the shareholders' fund (under the head "Hedging Reserve") and are reclassified into the profit and loss account upon the occurrence of the hedged transactions. The gain/loss on options designated as effective cash flow hedges are included along with the underlying hedged forecasted transactions.

The Company recognises gains or losses from changes in fair values of forward contracts and options that are not designated as effective cash flow hedges for accounting purposes in the profit and loss account in the period the fair value changes occur.

[n] Employee benefits

Liabilities in respect of defined benefit plans other than provident fund schemes are determined based on actuarial valuation made by an independent actuary using projected unit credit method as at the balance sheet date. The actuarial gains or losses are recognised immediately in the profit and loss account. In respect of provident fund schemes, administered by the trusts, liability is recognised for shortfall in the plan assets vis-à-vis the fund obligation, if any.

Contribution towards the defined contribution plans are recognised in the profit and loss account on accrual basis.

[o] Taxes on income

Tax expenses comprises current tax, deferred tax and fringe benefit tax.

The provision for current income tax is the aggregate of the balance provision for tax for three months ended March 31, 2008 and the estimated provision based on the taxable profit of remaining nine months up to December 31, 2008, the actual tax liability, for which, will be determined on the basis of the results for the period April 1, 2008 to March 31, 2009.

Deferred income tax reflects the impact of current year timing differences between taxable income/ losses and accounting income for the year and reversal of timing differences of earlier years. Deferred tax is measured based on the tax rates and the tax laws enacted or substantively enacted at the balance sheet date. Deferred tax assets are recognised only to the extent that there is reasonable certainty that sufficient future taxable income will be available

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008

SCHEDULE 25

SIGNIFICANT ACCOUNTING POLICIES (Contd.)

against which such deferred tax assets can be realised. In respect of carry forward losses and unabsorbed depreciation, deferred tax assets are recognised only to the extent there is virtual certainty that sufficient future taxable income will be available against which such deferred tax assets can be realised.

Provision for Fringe Benefit Tax for the year has been determined in accordance with the provisions of section 115 WC of the Income Tax Act, 1961.

Minimum alternative tax payable under the provisions of the Income Tax Act, 1961 is recognised as an asset in the year in which credit becomes eligible and is set off in the year in which the Company becomes liable to pay income taxes at the enacted tax rates.

[p] Export benefits/ incentives

Export benefit entitlements under the Duty Entitlement Pass Book ("DEPB") Scheme and Focused Marketing Scheme are recognised in the profit and loss account when the right to receive credit as per the terms of the scheme is established in respect of the exports made.

Obligation / entitlements on account of Advance License Scheme for import of raw materials are accounted for on purchase of raw materials and / or export sales.

[q] Contingent liabilities and provisions

The Company makes a provision when there is a present obligation as a result of a past event where the outflow of economic resources is probable and a reliable estimate of the amount of the obligation can be made.

A disclosure is made for a contingent liability when there is a:

(i) possible obligation, the existence of which will be confirmed by the occurrence/non-occurrence of one or more uncertain events, not fully with in the control of the Company;

(ii) present obligation, where it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation;

(iii) present obligation, where a reliable estimate cannot be made.

[r] Use of estimates

In preparing Company's financial statements in conformity with accounting principles generally accepted in India, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Any revisions to accounting estimates is recognised prospectively in current and future periods.

[s] Earnings per share

Basic earnings per share is calculated by dividing the net profit or loss for the period attributable to equity shareholders by the weighted average number of equity shares outstanding during the period. The weighted average number of equity shares outstanding during the period are adjusted for events of bonus issue and share split.

For the purpose of calculating diluted earnings per share, the net profit or loss for the period attributable to equity shareholders and the weighted average number of shares outstanding during the period are adjusted for the effects of all dilutive potential equity shares.

[t] Impairment of assets

The Company assesses at each balance sheet date whether there is any indication that an asset may be impaired. If any such indication exists, the Company estimates the recoverable amount of the asset. If such recoverable amount of the asset or the recoverable amount of the cash generating unit to which the asset belongs is less than its carrying amount, the carrying amount is reduced to its recoverable amount. The reduction is treated as an impairment loss and is recognised in the profit and loss account. If at the balance sheet date there is an indication that if a previously assessed impairment loss no longer exists, the recoverable amount is reassessed and the asset is reflected at the recoverable amount subject to a maximum of depreciated historical cost.

[u] Government Grants

Government grants related to revenue are recognised on systematic basis in the profit and loss account over the periods necessary to match them with the related costs which they are intended to compensate.

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

SCHEDULE 26

NOTES TO THE FINANCIAL STATEMENTS

1. Share capital

a] Share capital includes :

[i] 293,698,988 (Previous year 293,698,988) Equity shares of Rs. 5 each allotted as fully paid bonus shares by capitalisation out of securities premium and reserves.

[ii] 6,562,308 (Previous year 6,562,308) Equity shares of Rs. 5 each allotted as fully paid up pursuant to contract without payment being received in cash.

[iii] On October 28, 2008 Daiichi Sankyo Company Limited, Japan (Daiichi Sankyo) acquired majority stake in the Company. The Company issued the following shares/ warrants to Daiichi Sankyo.

a) 46,258,063 (Previous year Nil) Equity shares of Rs. 5 each allotted as fully paid up on a preferential basis to Daiichi Sankyo.

b) 23,834,333 warrants issued to Daiichi Sankyo on October 20, 2008. Each warrant will convert into one equity share of Rs. 5 each at a premium of Rs. 732 per share at any time between six months to eighteen months from the date of allotment of warrants (Rs. 73.70 per warrant being 10% of the exercise price received).

As of December 31, 2008 Daiichi Sankyo holds 63.92% of the total outstanding equity share capital of the Company. Pursuant to the change in the ownership of the Company, the Board of Directors of the Company was re-constituted on December 19, 2008.

b] Outstanding stock options for equity shares of the Company under the "Employees' Stock Option Scheme":

Date of grant	Exercise price		2008		2007	
	Rs.	Rs.	Numbers		Numbers	
January 12, 2001*	336.50	(210.31)	**31,326**	**(50,122)**	72,887	(116,619)
December 3, 2001*	297.50	(185.94)	**64,966**	**(103,946)**	161,551	(258,482)
April 1, 2002*	372.50	(232.81)	**147,224**	**(235,558)**	291,027	(465,643)
February 7, 2003	283.50	-	**456,732**	**-**	833,919	-
January 22, 2004	496.00	-	**1,328,047**	**-**	1,547,602	-
January 17, 2005	538.50	-	**1,786,790**	**-**	2,034,100	-
January 17, 2006	392.00	-	**783,808**	**-**	982,120	-
January 17, 2007	430.00	-	**1,052,456**	**-**	1,245,750	-
January 16, 2008	391.00	-	**1,406,500**	**-**	-	-
June 11, 2008	561.00	-	**15,000**	**-**	-	-
December 19, 2008	219.00	-	**200,000**	**-**	-	-
			7,272,849	**(389,626)**	7,168,956	(840,744)

* The figures in parenthesis represents adjusted exercise price in accordance with the Employees Stock Option Scheme of the company on account of issue of bonus shares in the ratio of 3:5 on October 11, 2002.

2. Fixed assets

a] Land includes :

[i] cost of leasehold land Rs. 265.30 million (Previous year Rs. 226.19 million).

[ii] freehold land, valued at Rs. 12.24 million (Previous year Rs. 12.24 million) purchased alongwith building etc.

[iii] cost of land Rs. 26.56 million (Previous year Rs. 26.56 million) pending registration in the name of the Company.

b] Buildings include Rs. 500 (Previous year Rs. 500) representing unquoted fully paid shares of Rs. 50 each in a co-operative housing society.

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008

SCHEDULE 26

NOTES TO THE FINANCIAL STATEMENTS (Contd.)

c] **Capital works-in progress includes:**

[i] advances to vendors Rs.59.33 million (Previous year Rs. 50.38 million).

[ii] pre-operative expenses Rs. 453.57 million (Previous year Rs. 305.39 million) as detailed below :

Description	Rs. Million 2008	2007
Opening balance	**305.39**	217.60
Add : Addition during the year		
Salaries, wages and bonus	**63.94**	62.08
Contributions to provident and other funds	**6.05**	5.08
Workmen and staff welfare	**2.33**	1.64
Raw materials	**37.74**	7.65
Power and fuel	**16.99**	19.53
Insurance	**2.39**	1.70
Others	**28.00**	19.58
	462.83	334.86
Less : Capitalised during the year	**9.26**	29.47
Balance	**453.57**	305.39

3. **Cash and bank balances :**

[i] Includes deposit receipts of Rs. 0.75 million (Previous year Rs 0.71 million) pledged with Government Authorities.

[ii] Balances with non scheduled banks in current accounts :

	Rs. Million 2008	Rs. Million 2007	Maximum balance Rs. Million 2008	Maximum balance Rs. Million 2007
AB Vilnius Bankas, Kaunas, Lithuania	**6.94**	5.76	**21.56**	19.55
ABN AMRO BANK, Bucharest, Romania	**–**	– *	**–**	2.45
ABN AMRO Bank, Moscow, Russia	**8.43**	158.07	**158.20**	263.52
Banque Internationale Pour Le Commerce Et L'industrie du Cameroun, Doula, Cameroon	**0.63**	2.89	**3.36**	5.15
Barclays Bank of Kenya Ltd, Nairobi Kenya	**1.44**	1.17	**1.44**	1.32
Bank Handlowy W Warszawie SA, Warsaw, Poland	**16.24**	0.41	**16.57**	0.42
Calyon Corporate, HO Chi Minh, Vietnam	**2.86**	1.17	**6.09**	2.73
Calyon Corporate, Kiev, Ukraine	**23.21**	0.73	**60.80**	39.02
Citi Bank, Almaty, Kazakhstan	**4.92**	1.76	**9.89**	12.91
Citi Bank, Sofia, Bulgaria	**0.80**	0.94	**2.64**	2.39
Credit Du Maroc, Boulevard Mohammed V. Casablanca, Morocco.	**0.50**	0.17	**2.22**	6.74
HSBC Bital, Mexico Del Miguel Hidalgo, Mexico	**–**	– *	**–**	1.97
Myanmar Investment and Commercial Bank Yangon, Myanmar	**1.94**	1.68	**5.04**	7.11
Societe Generale De Banques Au Cameroun Doula, Ivory Coast	**4.50**	1.17	**8.11**	3.76
The Hongkong & Shanghai Banking Corporation, Singapore	**0.56**	2.70	**3.69**	3.40

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008

SCHEDULE 26

NOTES TO THE FINANCIAL STATEMENTS (Contd.)

	Rs. Million		Maximum balance Rs. Million	
	2008	2007	**2008**	2007
Standbic Bank, Nairobi, Kenya	**0.50**	4.32	**7.85**	11.03
Standbic Bank Zimbabwe Limited Causeway Zimbabwe, Harare	**0.82**	2.47	**2.50**	2.47
The Hongkong & Shanghai Banking Corporation, Dubai, UAE	**3.02**	12.18	**12.23**	13.89
Total	**77.31**	197.59		

* Closed during the year

	Rs. Million		Maximum balance Rs. Million	
	2008	2007	**2008**	2007
4. Amounts due from :				
An officer of the Company	**0.34**	0.43	**0.43**	0.53

	Rs. Million	
	2008	2007
5. (a) Investments		
Quoted		
Aggregate book value	**2,693.79**	1,308.59
Market value	**2,679.33**	2,804.59
Unquoted		
Aggregate book value (Net of provision)	**33,486.49**	31,066.92
(b) Investment purchased and sold during the year		
ABN Amro Bank	**479.32**	-
Corporation Bank	**246.22**	-
Federal Bank Ltd.	**147.34**	-
IDBI Bank	**728.61**	-
Punjab National Bank	**883.26**	-
State Bank of India	**480.03**	-
	2,964.78	-
6. Interest accrued on investments	**–**	0.04
7. Sundry debtors include debts due from subsidiary companies	**5,039.22**	4,826.34
8. Loans and advances include :		
Unsecured loans/advances to subsidiary companies	**1,858.20**	33.02
9. Long term loans due for repayment within one year (unsecured)	**14.83**	717.58

10. Foreign Currency Convertible Bonds ('FCCB')

The Company has outstanding zero coupon foreign currency convertible bonds (FCCB) aggregating to US $ 440 million. The Bond holders have the option to convert FCCB into common equity shares of the Company at a price of Rs. 716.32 per share (subject to adjustment, if any) with a fixed exchange rate of Rs. 44.15 per US $ 1, at any time on or after April 27, 2006 and but before March 09, 2011.

The FCCB may be redeemed, in whole, at the option of the Company at any time on or after March 18, 2009, but before February 06, 2011, subject to the satisfaction of certain conditions. The FCCBs are redeemable on March 18, 2011, at a premium of 26.765 percent of their principal amount unless previously converted, redeemed, purchased or cancelled.

Pursuant to the change of control of the Company and as required by the Offering Circular of the FCCB, the bondholders had the right for early redemption of these bonds, which was subject to the approval of Reserve Bank of India (RBI) for any early redemption prior to March 18, 2011. Accordingly, the Company made an application with the RBI for the early redemption, which has not been granted.

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008

SCHEDULE 26

NOTES TO THE FINANCIAL STATEMENTS (Contd.)

		Rs. Million	
		2008	2007
11.	**Sundry creditors include due to:**		
	a] Subsidiary companies / entities	**595.71**	381.38
12.	The Company has identified Micro, Small and Medium Enterprises on the basis of information made available by the respective suppliers or vendors of the Company. As of December 31, 2008 there are no dues to Micro, Small and Medium Enterprises that are reportable under the Micro, Small and Medium Enterprises Act, 2006.		
13.	**Interest income :**		
	Interest on		
	Current investments - other than trade	**0.12**	0.28
	Income-tax refunds	**2.36**	14.11
	Loans and deposits:		
	Short term deposits	**569.44**	59.32
	Long term deposits	**8.33**	10.50
	Subsidiary companies	**281.75**	4.32
	Employees loans	**4.03**	3.52
	Others	**0.73**	0.09
		866.76	92.14
14.	**Dividend from investments :**		
	Long term		
	Other than trade	**–**	0.01
	Subsidiary companies	**11.01**	9.88
		11.01	9.89
15.	**Tax deducted at source on :**		
	Interest received	**194.35**	15.99
	Dividend received	**0.43**	0.48
16.	**Interest paid on fixed period loans**	**1,378.92**	874.37
17.	**Donation to political parties:**		
	a] Shiromani Akali Dal	**–**	4.00
	b] Punjab Pradesh Congress Committee	**–**	4.00
18.	**Premium on outstanding forward exchange contracts to be recognised in the subsequent year**	**–**	86.27
19.	**Payment to auditors**		
	a] Statutory auditors		
	Audit fee		
	Statutory	**6.30**	6.00
	Tax	**2.75**	2.68
	Other matters		
	Taxation	**–**	0.09
	Certification	**3.61**	2.03
	Travel and out of pocket	**2.53**	1.57
	Service tax	**1.69**	1.48
		16.88	13.85

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008

SCHEDULE 26

NOTES TO THE FINANCIAL STATEMENTS (Contd.)

		Rs. Million	
		2008	2007
b]	Cost auditors		
	Audit fee	**0.76**	0.47
	Certification	**0.29**	0.48
	Travel and out of pocket	**0.11**	0.07
	Service tax	**0.13**	0.12
		1.29	1.14

20. Leases

Operating Lease

Rental expenses for operating leases for the year ended December 31, 2008 and December 31, 2007 was Rs. 458.73 million and Rs. 219.99 million respectively.

The Company has leased facilities under non-cancelable operating leases. The future lease payments in respect of these leases as at December 31, 2008 and 2007 are:

Minimum lease payments :		Rs. Million	
		2008	2007
a]	not later than one year	**49.60**	17.60
b]	later than one year but not later than five years	**229.31**	80.77
c]	later than five years	**169.33**	42.11
		448.24	140.48

21. Share-based compensation

In accordance with the guidance note - 18 "Employees share base payment" the following information relates to the stock options granted by the Company.

The Company's Employee Stock Option Schemes ("ESOSs") provide for the grant of stock options to eligible management employees and Directors of the Company and subsidiaries. The ESOSs are administered by the Compensation Committee of the Board of Directors of the Company ("Committee"). Options are granted on the basis of performance and the grade of the employee. Presently there are three ESOSs ("ESOS I", "ESOS II" and "ESOS 2005"). Options are granted at the discretion of the committee to select employees depending upon certain criterion.

The ESOSs limits the maximum grant of options to an employee at 25,000 for ESOS I and 40,000 each for ESOS II and ESOS 2005 in any given year. ESOS I and II provide that the grant price of options is to be determined at the average of the daily closing price of the Company's equity shares on the NSE during a period of 26 weeks preceding the date of the grant. ESOS 2005 provides that the grant price of options will be the latest available closing price on the stock exchange on which the shares of the Company are listed, prior to the date of the meeting of the Committee in which the options are granted. If the shares are listed on more than one stock exchange, then the stock exchange where there is highest trading volume on the said date shall be considered. The options vests evenly over a period of five years from the date of grant. Options lapse if they are not exercised prior to the expiry date, which is ten years from the date of the grant.

As the number of shares that an individual employee is entitled to receive and the price of the option is known on the grant date, the grants made pursuant to the ESOSs are considered fixed grants.

The shareholders Committee from time to time have approved for issuance of shares under the Employees Stock Options Scheme(s) as per details given below:

Date of approval	**No. of Shares**
June 29, 2002	2,50,000
June 25, 2003	4,00,000
June 30, 2005	4,00,000

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008

SCHEDULE 26

NOTES TO THE FINANCIAL STATEMENTS (Contd.)

Notes:

The stock options outstanding as on June 30, 2005 are to be proportionately adjusted in view of the sub-division of equity shares of the Company from the face value of Rs.10 each into 2 equity shares of Rs. 5 each.

Options granted upto October 3, 2002 are entitled for additional shares keeping in view of bonus shares in the ratio of 3:5 on October 11, 2002.

2008

	Stock options (numbers)	Range of exercise prices (Rs.)	Weighted-average exercise price (Rs.)	Weighted-average remaining contractual life (years)
Outstanding, beginning of the year	**7,168,956**	**283.50-538.50**	**446.52**	**6.87**
Granted during the period	**1,774,825**	**219.00-561.00**	**373.05**	**9.15**
Forfeited during the period	**(456,910)**	**283.50-538.50**	**436.56**	**–**
Exercised during the period	**(880,605)**	**283.50-538.50**	**350.65**	**–**
Lapsed during the period	**(333,417)**	**283.50-538.50**	**473.41**	**–**
Outstanding, end of the period	**7,272,849**	**219.00-561.00**	**439.59**	**6.73**
Exercisable at the end of the period	**3,450,209**	**283.50-538.50**	**457.31**	**5.50**

2007

	Stock options (numbers)	Range of exercise prices (Rs.)	Weighted-average exercise price (Rs.)	Weighted-average remaining contractual life (years)
Outstanding, beginning of the year	6,850,980	283.50-538.50	446.35	7.35
Granted during the year	1,331,575	430.00	430.00	9.05
Forfeited during the year	(437,184)	283.50-538.50	472.46	–
Exercised during the year	(281,954)	283.50-538.50	317.05	–
Lapsed during the year	(294,461)	283.50-538.50	459.64	–
Outstanding, end of the year	7,168,956	283.50-538.50	446.52	6.87
Exercisable at the end of the year	3,238,112	283.50-538.50	435.42	6.00

The following table summarises information about stock options outstanding as at December 31, 2008.

	Options outstanding			**Options exercisable**	
Range of exercise prices	**Stock options (numbers)**	**Weighted average remaining contractual life (Years)**	**Weighted average exercise price (Rs.)**	**Stock options (numbers)**	**Weighted average exercise price (Rs.)**
Upto Rs 283.50	656,732	5.88	263.86	456,732	283.50
Rs 284.00 - Rs 392.00	2,433,824	7.79	387.01	563,304	372.89
Rs 393.00 - Rs 561.00	4,182,293	6.24	497.78	2,430,173	509.54
	7,272,849	**6.73**	**439.59**	**3,450,209**	**457.31**

During the year ended December 31,2008, there were 880,605 options exercised with a total intrinsic value of Rs. 308.79 million. During 2007, there were 281,954 options exercised with a total intrinsic value of Rs. 89.39 million.

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008

SCHEDULE 26

NOTES TO THE FINANCIAL STATEMENTS (Contd.)

If the Company used fair value method to account for the employee share based payment, the loss for the year would have increased by Rs. 336.74 million (previous year Rs. 218.73 million) and basic and diluted earning per share would have reduced to Rs. (27.77) (previous year Rs 15.98, Rs.10.76).

22. **Employee benefits**

The Company is providing the following benefits to their employees :

a) Pension
b) Contribution to Gratuity Fund Trust
c) Provident Fund
d) Leave Encashment

Actuarial valuation of pension, leave encashment and gratuity have been done with the following assumptions.

Particulars	**Pension** (Unfunded)	**Leave Encashment** (Unfunded)	**Gratuity** (Funded)
Discount rate	8.25%	8.25%	8.25%
	8 %	*8 %*	*8 %*
Rate of increase in compensation levels	5.5%	5.5%	5.5%
	5.5%	*5.5%*	*5.5%*
Rate of return of plan assets	Nil	N.A.	8 %
	Nil	*N.A.*	*8 %*
Expected average remaining working lives of employees (years)	21.20	21.14-24.50	21.20-24.50
	21.43	*21.38-24.35*	*21.43-24.34*

Rs. Million

Change in the present value of obligation :	**Pension** (Unfunded)	**Leave Encashment** (Unfunded)	**Gratuity** (Funded)
Present value of obligation as at January 1, 2008	1,205.49	186.78	378.88
	957.65	*153.70*	*314.57*
Interest cost	99.45	15.09	30.74
	76.61	*12.30*	*24.42*
Current service cost	106.92	58.74	39.09
	158.86	*31.61*	*29.90*
Benefits paid	(32.59)	(55.18)	(48.79)
	(25.70)	*(48.38)*	*(27.46)*
Actuarial (gain)/loss on obligations	191.92	57.79	82.25
	38.07	*37.55*	*37.45*
Present value of obligation as at December 31, 2008	**1,571.19**	**263.22**	**482.17**
	1,205.49	*186.78*	*378.88*

Figures in italics are for 2007

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008

SCHEDULE 26

NOTES TO THE FINANCIAL STATEMENTS (Contd.)

Rs. Million

Change in the Fair value of Plan Assets :	**Gratuity** (Funded)
Fair value of plan assets as of January 1, 2008	354.52 *314.57*
Actual return on plan assets	29.62 *24.35*
Contributions	103.85 *43.06*
Benefits paid	(48.80) *(27.46)*
Fair value of plan assets as of December 31, 2008	**439.19** *354.52*

Reconciliation of present value of defined benefit obligation and the fair value of assets	**Gratuity** (Funded)
Present value of funded obligation as of December 31, 2008	482.17 *378.88*
Fair value of plan assets as at the end of the period funded status	439.19 *354.52*
Present value of unfunded obligation as of December 31, 2008	42.98 *24.36*
Unfunded net liability recognised in balance sheet	42.98 *24.36*

Expenses recognised in the Profit and Loss Account	**Pension** (Unfunded)	**Leave Encashment** (Unfunded)	**Gratuity** (Funded)
Current service cost	106.92 *158.86*	60.22 *39.80*	39.09 *29.90*
Interest cost	99.45 *76.61*	15.09 *12.30*	30.74 *24.42*
Expected return on plan assets	- -	- -	(30.31) *(25.50)*
Settlement cost/ credit	(15.34) *(9.57)*	(8.31) *(3.96)*	(2.79) *(1.75)*
Net actuarial (gain)/loss recognised in the period	191.92 *38.07*	57.79 *37.55*	82.94 *38.61*
Total expenses recognised in the profit & loss account	**382.95** *263.97*	**124.79** *85.69*	**119.67** *65.68*

During the year the Company has recognised an expense of Rs.134.28 million (previous year Rs.137.99 million) towards contribution to Provident Fund schemes.

Figures in italics are for 2007

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

SCHEDULE 26

NOTES TO THE FINANCIAL STATEMENTS (Contd.)

The major categories of plan assets as a percentage of total plan assets are as under:

Particulars	Gratuity
Central Government securities	15% *15%*
State Government securities	12% *10%*
Bonds and securities of public sector / Financial Institutions	62% *56%*
Deposit with Reserve Bank of India	11% *19%*

Figures in italics are for 2007

23. Hedging and Derivatives

Pursuant to ICAI Announcement "Accounting for Derivatives" on the early adoption of Accounting Standard 30 - "Financial Instruments: "Recognition and Measurement" ("AS 30"), the Company has early adopted AS 30 with effect from October 1, 2008, to the extent that the adoption does not conflict existing mandatory accounting standards and other authoritative pronouncements, company law and other regulatory requirements. Pursuant to the adoption:-

a) Transitional loss representing the loss on fair valuation of foreign currency options, determined to be ineffective cash flow hedges on the date of adoption, amounting to Rs.11,780.96 million (net of tax) has been adjusted against the opening balance of General Reserve Account in the Balance Sheet.

b) Loss on the fair valuation of forward covers, which qualify as effective cash flow hedge amounting to Rs. 722.56 million (net of tax), on the date of adoption, has been recognised in the hedging reserve account.

Following are the outstanding forward exchange contracts and currency options entered into by the Company

						2008
Category		**Currency**	**Cross Currency**	**Amount**	**Buy/ Sell**	**Purpose**
Forward contracts	USD Million	USD	INR	218.40	Sell	Hedging
Forward contracts	USD Million	EUR	USD	35.30	Sell	Hedging
Forward contracts	USD Million	GBP	USD	0.17	Sell	Hedging
Currency options	USD Million	USD	INR	1403.00	Sell	Hedging
Inter rate swap (JPY LIBOR)	JPY Billion	JPY	INR	7.35	Sell	Hedging

Rs. Million

	2008	2007
24. a] Directors' remuneration*		
Salaries and allowances	**229.08**	149.50
Contribution to provident and other funds	**44.40**	8.92
Directors' fee	**2.46**	2.42
Commission	–	144.00
Perquisites	**1.34**	7.51
	277.28	312.35

* Exclusive of provision for future liabilities in respect of Gratuity, leave encashment (which are based on actuarial valuation done on overall Company basis) and amortisation of deferred employees compensation on grant of stock options under "Employees Stock Option Scheme" of the Company.

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008

SCHEDULE 26

NOTES TO THE FINANCIAL STATEMENTS (Contd.)

Exclusive of pension paid/ payable to a non-executive director for the services rendered in earlier years as a whole time director/ employee Rs. 2.29 million (Previous year Rs. 2.29 million).

The remuneration to the Directors is approved by the shareholders of the Company, however, owing to losses during the year, not determinable on the date of such approval, the remuneration so approved and paid is in excess of the requirements of the Companies Act, 1956. The Company has made an application to the Central Government for waiver of the excess remuneration.

b] Determination of net profits in accordance with the provisions of section 349 of the Companies Act, 1956 has not been given since no commission is payable to directors.

25. During the year the Company was sanctioned a grant of Rs.15 million for research and development from Department of Bio-technology. Out of the sectioned amount, the Company has received Rs. 5 million which is recognised in financials as liability since the research activity for which the grant was received has not started till December 31, 2008.

	Rs. Million	
	2008	2007
26. Contingent liabilities		
Claims not acknowledged as debts *	**1,681.30**	1,460.46
Indirect taxes*	**249.93**	234.22
Guarantees to banks on account of:		
Others	**10.94**	-
* Includes Rs. 352.81 million (Previous year Rs.348.57 million) deposited under protest.		
Interest on certain claims may be payable as and when the outcome of the related claim is determined and has not been included above.		
27. Estimated amount of contracts remaining to be executed on capital account and investments not provided for, net of advances.	**597.28**	662.08

28. Related party disclosures

a] Relationship :

i) Subsidiary companies

Domestic

Ranbaxy Drugs and Chemicals Company (A public company with unlimited liability)
Solus Pharmaceuticals Limited
Ranbaxy SEZ Limited #
Rexcel Pharmaceuticals Limited
Gufic Pharma Limited
Ranbaxy Life Sciences Research Limited
Ranbaxy Drugs Limited
Vidyut Investments Limited
Solrex Pharmaceuticals Company (A Partnership firm)

Overseas

Ranbaxy (Netherlands) BV, The Netherlands
Ranbaxy (Hong Kong) Limited, Hong Kong
Ranbaxy Inc., USA
Ranbaxy Egypt (L.L.C.), Egypt
Ranbaxy (Guangzhou China) Limited, China
Ranbaxy Farmaceutica Ltda, Brazil
Ranbaxy Signature, LLC. USA
Ranbaxy PRP(Peru) SAC
Ranbaxy Australia Pty Ltd., Australia
Lapharma GmbH, Germany
Ranbaxy Unichem Company Ltd., Thailand
Ranbaxy USA, Inc.
Ranbaxy Italia S.p.A
Ranbaxy (Malaysia) Sdn. Bhd.
Be-Tabs Investments (Proprietary) Ltd.
Ranbaxy NANV, The Netherlands
Ranbaxy (Poland) S. P. Zoo, Poland
Ranbaxy Nigeria Limited, Nigeria
Rexel Egypt (L.L.C.), Egypt
Ranbaxy Europe Limited, U.K.
Ranbaxy (UK) Limited, U.K
Basics GmbH , Germany.
ZAO Ranbaxy, Russia
Office Pharmaceutique Industriel et Hospitalier SARL
Ranbaxy Pharmaceuticals, Inc. USA
Ranbaxy Laboratories Inc., USA
Ohm Laboratories, Inc, USA
Ranbaxy Hungary Kft, Hungry
Terapia Distributie S.R.L., Romania
Ranbaxy Pharma AB, Sweden
Ranbaxy Ireland Limited, Ireland
Ranbaxy (S.A.) Proprietary Limited, South Africa
Ranbaxy Holdings (UK) Ltd., U.K
Ranbaxy Do Brazil Ltda, Brazil
Laboratorios Ranbaxy, S.L., Spain
Ranbaxy Vietnam Company Ltd., Vietnam
Ranbaxy Pharmacie Generiques SAS, France
Ranbaxy Pharmaceuticals Canada Inc., Canada
Sonke Pharmaceuticals (Pty) Ltd., South Africa
Ranbaxy Mexico S.A.de C.V.
Ranbaxy Portugal - Com E Desenvolv De Prod Farmaceuticos Unipessoal Lda, Portugal
Ranbaxy Beligium N.V., Belgium
Be-Tabs Pharmaceuticals (Proprietary) Ltd.
Terapia S.A., Romania

New entity in 2008

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

SCHEDULE 26

NOTES TO THE FINANCIAL STATEMENTS (Contd.)

ii) Joint venture - Overseas
Nihon Pharmaceuticals Industry Co. Ltd.,Japan (Investment made by Ranbaxy (Netherlands) BV, The Netherlands)

iii) Associate
Zenotech Laboratories Limited
Shimal Research Laboratories Limited

iv) Key management personnel	Relatives*	Entities over which significant influence is exercised
Mr. Malvinder Mohan Singh	Mrs. Nimmi Singh, mother	Fortis Healthcare Ltd. (Including its subsidiaries)
		Super Religare Laboratoreis Limited (formerly SRL Ranbaxy Limited)
		International Hospitals Limited
		Religare Securities Limited
		Ran Air Services Limited
		Religare Travels (India) Limited
		Escorts Heart Institute and Research Center Ltd.
		Fortis Clinical Research Limited
		Religare Technova IT Services Limited (formerly Fortis Financial Servcies Limited)
		Religare Capital Markets Limited
		Religare Enterprises Limited
		Oscar Investments Limited
Mr. Atul Sobti		–
Mr. Ramesh L Adige **		–

* Relatives of key management personnel with whom the Company had transactions during the year
** For part of the year

b] The following transactions were carried out with related parties in the ordinary course of business.

i) Subsidiary companies, joint ventures and associates.

	Rs. Million	
	2008	2007
Purchase of materials/finished goods		
Solrex Pharmaceuticals Company	**1,172.77**	27.17
Ranbaxy Ireland Limited	–	7.41
Ohm Laboratories Inc.	–	7.99
Other	**86.77**	9.84
Sale of finished goods		
Ranbaxy Pharmaceuticals Inc.	**4,176.98**	5,905.73
Ohm Laboratories Inc	**2,497.60**	2,357.79
Zao Ranbaxy, Russia	**1,875.18**	–
Other	**6,789.49**	7,625.91
Services rendered/other receipts		
Solrex Pharmaceuticals Company	–	0.18
Market authorisation fee received		
Ranbaxy Nigeria Limited	–	32.63
Zao Ranbaxy, Russia	–	37.37
Sale of raw and packaging materials and stores & spares		
Solrex Pharmaceuticals Company	**79.66**	9.26

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

SCHEDULE 26

NOTES TO THE FINANCIAL STATEMENTS (Contd.)

Rs. Million

	2008	2007
Services availed and sharing of expenses		
Rexcel Pharmaceuticals Limited	–	0.12
Market research expenses		
Ranbaxy Europe Limited	**582.61**	418.22
Ranbaxy Inc.	**315.79**	326.45
Business support expenses		
Ranbaxy Inc.	**2.51**	–
Sale of assets		
Solrex Pharmaceuticals Company	–	2.56
Analytical testing charges		
Solrex Pharmaceuticals Company	**48.64**	8.49
Ranbaxy Ireland Limited	**107.98**	32.88
Others	**7.48**	1.00
Clinical Trails		
Terapia SA, Romania	**55.39**	–
Procurement cost of exhibit batches		
Ohm Laboratories Inc.	**102.28**	108.16
Zenotech Laboratories Limited	–	17.65
Terapia SA, Romania	**24.82**	–
Others	–	4.12
Product quality claim		
Ranbaxy Pharmaceuticals Inc.	**1,270.98**	147.39
Ohm Laboratories Inc.	**266.84**	74.36
Others	**130.63**	58.14
Clearing and forwarding charges		
Ranbaxy Ireland Limited	**0.56**	0.62
Loans/advances given		
Rexcel Pharmaceuticals Limited	**4,992.50**	38.60
Solrex Pharmaceuticals Company	**4,992.50**	15.50
Others	**503.50**	0.50
Interest received		
Rexcel Pharmaceuticals Limited	**140.52**	–
Vidyut Investments Limited	–	4.32
Solus Pharmaceuticals Limited	**140.35**	–
Others	**0.88**	–
Fee received for designing of packages		
Ranbaxy Unichem Company Limited	**9.26**	6.33
Rent received		
Solrex Pharmaceuticals Company	–	0.17
Investments made during the year		
Rexcel Pharmaceuticals Limited	**525.00**	–
Solus Pharmaceuticals Limited	**553.00**	–
Ranbaxy (Netherlands) BV	**1,248.74**	3,375.36
Zenotech Laboratories Limited	**1,385.21**	–
Others	**224.50**	400.50
Royalty paid		
Gufic Pharma Limited	**0.24**	0.24
Terapia SA, Romania	**1.42**	–
Commission paid		
Ranbaxy Drugs and Chemicals Company	**0.23**	–

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008

SCHEDULE 26

NOTES TO THE FINANCIAL STATEMENTS (Contd.)

	Rs. Million	
	2008	2007
Royalty and technical know-how fee received		
Ranbaxy Nigeria Limited	**23.45**	16.49
Ranbaxy Unichem Company Limited	**10.19**	9.44
Ranbaxy Pharmaceuticals Inc.	**19.99**	–
Ranbaxy (Malaysia) Sdn. Bhd.	**19.13**	15.17
Others	**5.46**	10.55
Dividend received		
Ranbaxy Nigeria Limited	**2.37**	2.11
Ranbaxy Unichem Company Limited	**1.96**	1.81
Ranbaxy (Malaysia) Sdn. Bhd.	**6.68**	5.96
Provision written back [net of provision for diminution in value of investments]		
Vidyut Investments Limited	–	91.00
Amounts written off		
Ranbaxy Nigeria Limited	**112.05**	–
Balance at the end of the year :		
Sundry Debtors		
Ranbaxy Farmaceutica Ltda., Brazil	**898.63**	–
Ranbaxy Ireland Limited	–	621.04
Ranbaxy Pharmaceuticals Inc.	–	1,418.36
Zao Ranbaxy Russia	**1,672.54**	666.57
Others	**2,468.05**	2,140.40
Payables		
Ranbaxy Pharmaceuticals Inc.	**1,525.01**	–
Ohm Laboratories Inc.	–	118.68
Ranbaxy Europe Limited	–	78.24
Ranbaxy USA Inc.	–	153.75
Others	**599.01**	38.01
Loans/advances given		
Rexcel Pharmaceuticals Limited	**918.20**	7.99
Solus Pharmaceuticals Limited	**936.90**	9.89
Ranbaxy (Netherlands) BV, The Netherland	–	12.04
Ranbaxy Drugs Limited	**3.10**	3.10
ii) Key management personnel and their relatives		
Remuneration to key management personnel	**274.82**	309.93
House rent allowance	**2.40**	2.40
Pension	**2.03**	2.03
Medical reimbursement	**0.05**	0.03
iii) Entities over which significant influence is exercised		
Sale of finished goods		
Fortis Healthcare Limited	**18.03**	13.38
Service availed and other similar payments		
Fortis Clinical Research Limited	**233.50**	168.36
Religare Travels (India) Limited	**55.00**	54.12
Religare Technova IT Services Limited (formerly Religare Securities Ltd.)	**65.13**	–
Others	**49.73**	38.60
Services rendered/Other receipts		
Fortis Clinical Research Limited	**16.63**	9.46

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

SCHEDULE 26

NOTES TO THE FINANCIAL STATEMENTS (Contd.)

Rs. Million

	2008	2007
Management services rendered		
Oscar Investments Limited	**15.70**	–
Advisory Servcies		
Religare Capital Markets Limited	**201.40**	–
Purchase of assets including software licences		
Super Religare Laboratories Limited (formerly SRL Ranbaxy Limited)	–	2.95
Religare Technova IT Services Limited (formerly Religare Securities Ltd.)	**145.84**	–
Fortis Clinical Research Limited	**288.50**	–
Sale of investment		
Religare Enterprises Limited	**44.00**	–
Balance at the end of the year :		
Receivables		
Fortis Healthcare Limited	**7.68**	3.96
Oscar Investments Limited	**5.16**	–
Payables		
Fortis Clinical Research Limited	**16.87**	8.10
Religare Technova IT Services Limited (formerly Religare Securities Ltd.)	**17.69**	–
Religare Travels (India) Limited	–	2.99
Others	**3.79**	1.05

29. Impairment loss

The Company during the year provided for impairment loss of Rs. 331.32 million (previous year Rs. 30.42 million) on certain product development rights. The impairment loss has been determined owing to the prevailing market conditions of the underlying molecules for which the product development rights were acquired.

30. Additional information pursuant to paragraphs 3 & 4 of part II of schedule VI to the Companies Act,1956

(As certified by the management and accepted by the auditors)

a] Particulars of installed capacities and actual production

		2008		2007	
	Unit of measure	**Installed capacity**	**Actual production**	Installed capacity	Actual production
Dosage forms					
Tablets	Nos./Million	**9,424.00**	**5,665.98**	9,424.00	6,413.29
Capsules	Nos./Million	**2,992.00**	**1,632.25**	2,992.00	2,025.27
Dry syrups/Powders	Bottles /Million	**43.80**	**32.85**	43.80	42.32
Ampoules	Nos./Million	**48.00**	**108.11**	48.00	99.47
Vials	Nos./Million	**39.00**	**45.75**	39.00	35.55
Liquids	Kilolitres	–	**742.47**	–	1,372.73
Drops	Kilolitres	–	**32.88**	–	46.56
Active pharmaceuticals ingredients and drugs intermediates	Tonnes	**2,001.57**	**1,322.57**	2,001.25	1,547.02
Ointments	Tonnes	*	**497.59**	*	317.80

** In different denominations than actual production*

Notes :

1. Installed capacity being effective operational capacity has been calculated on a double shift basis for dosage forms facilities and on a three shift basis for active pharmaceuticals ingredients and drug intermediates.
2. Actual production includes production at loan licencee locations.

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008
SCHEDULE 26
NOTES TO THE FINANCIAL STATEMENTS (Contd.)

b] Stocks and sales of finished goods

	Unit of measure	Sales		Opening stock		Closing stock	
		Quantity@	Rs. Million	Quantity	Rs. Million	Quantity	Rs. Million
Dosage forms							
Tablets	Nos./Million	**7,310.66**	**20,622.81**	**669.87**	**820.53**	**836.33**	**1,057.82**
		7,901.19	*20,154.39*	*741.94*	*1,030.98*	*669.87*	*820.53*
Capsules	Nos./Million	**2,022.68**	**6,062.95**	**212.06**	**293.77**	**205.72**	**336.17**
		2,291.48	*6,130.58*	*188.72*	*254.83*	*212.06*	*293.77*
Dry syrups/Powders	Bottles/Million	**50.87**	**2,661.50**	**5.42**	**77.14**	**8.27**	**101.93**
		50.05	*2,801.23*	*4.15*	*80.81*	*5.42*	*77.14*
Ampoules	Nos./Million	**104.59**	**788.40**	**16.24**	**74.80**	**21.83**	**67.31**
		104.37	*794.69*	*17.76*	*47.78*	*16.24*	*74.80*
Vials	Nos./Million	**103.30**	**2,810.46**	**12.30**	**197.11**	**8.63**	**250.27**
		103.09	*2,536.60*	*12.70*	*209.63*	*12.30*	*197.11*
Liquids	Kilolitres	**3621.52**	**970.45**	**587.53**	**92.71**	**594.06**	**110.28**
		3,259.35	*851.53*	*495.16*	*77.41*	*587.53*	*92.71*
Drops	Kilolitres	**39.13**	**76.95**	**5.82**	**5.46**	**8.94**	**7.46**
		46.86	*69.99*	*6.12*	*4.93*	*5.82*	*5.46*
Active pharmaceuticals ingredients and drugs intermediates	Tonnes	**1,531.40**	**12,059.02**	**130.00**	**1,778.30**	**127.32**	**1,866.17**
		1,819.07	*9,694.69*	*126.57*	*1,664.18*	*130.00*	*1,778.30*
Ointments	Tonnes	**1,357.50**	**1,504.88**	**128.10**	**74.31**	**219.14**	**119.22**
		983.84	*1,331.50*	*139.27*	*67.24*	*128.10*	*74.31*
Others (Chemicals etc.)			**650.77**		**11.59**		**59.67**
			866.83		*20.68*		*11.59*
Inter unit transfers			**(5,124.57)**				
			(4,966.06)				
TOTAL			**43,083.62**		**3,425.72**		**3,976.30**
			40,265.97		*3,458.47*		*3,425.72*

@ Inclusive of physician samples.
Figures in italics are for 2007.
Note : Sales are exclusive of excise duty and trade discount.

	Unit of measure	2008		2007	
		Quantity	Rs. Million	Quantity	Rs. Million
c] Purchases of finished goods for resale					
Tablets	Nos./Million	**1,811.14**	**1,068.07**	1,415.83	832.77
Capsules	Nos./Million	**384.08**	**533.21**	289.55	300.81
Dry Syrups/Powders	Bottles/Million	**20.85**	**347.15**	9.00	65.67
Ampoules	Nos./Million	**2.07**	**12.18**	3.38	24.29
Vials	Nos./Million	**53.88**	**482.87**	67.14	501.89
Liquids	Kilolitres	**2,885.58**	**349.17**	1,978.99	201.01
Drops	Kilolitres	**9.38**	**15.17**	-	-
Bulk drugs / chemicals	Tonnes	**206.15**	**814.17**	275.48	804.07
Ointments	Tonnes	**950.95**	**297.27**	654.87	285.63
Others			**292.38**		70.17
TOTAL			**4,211.64**		3,086.31
d] Consumption of raw materials @					
Erythromycin 'A'95	Metric tonnes	**299.60**	**687.05**	220.97	522.42
Compactin	Metric tonnes	**9.99**	**58.00**	20.12	284.03
6APA	Metric tonnes	**269.94**	**503.09**	316.45	536.89
3 - CI - 7 - ACCA	Metric tonnes	**85.36**	**1,317.23**	84.99	972.68
D-Alpha Phenyl Glycine and its Salts	Metric tonnes	**143.22**	**107.48**	190.04	106.98
Others			**11,892.36**		11,945.68
TOTAL			**14,565.21**		14,368.68

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

SCHEDULE 26

NOTES TO THE FINANCIAL STATEMENTS (Contd.)

e] Consumption of raw materials, components and spares @

		2008		2007	
		Raw materials	**Components, Spares & Packaging materials ***	Raw materials	Components, Spares & Packaging materials
Indigenous	Rs. Million	**7,054.60**	**2,403.07**	6,949.10	2,308.58
	As % of total	**48.43%**	**82.31%**	48.36%	84.10%
Imported	Rs. Million	**7,510.61**	**516.57**	7,419.58	436.46
	As % of total	**51.57%**	**17.69%**	51.64%	15.90%

** Inclusive of components and spares used for maintenance of plant and machinery*
@ Inclusive of raw materials consumed for research and development

	Rs. Million	
	2008	2007
f] Imports on C. I. F. basis:		
Raw materials	**6,148.99**	4,949.49
Components and spares	**70.11**	57.65
Capital goods	**503.90**	400.85
g] Expenditure in foreign currencies		
Interest	**499.88**	547.36
Royalty paid	**2.34**	2.03
Legal and professional charges	**1,370.20**	1,352.20
Others	**5,807.87**	3,878.15
h] Dividend paid to non-resident shareholders (in foreign currency)		
Interim		
Number of shareholders	–	28
Number of shares held	–	47,206
Dividend remitted (Rs. Million)	–	0.12
Year to which it relates	–	2007
2nd Interim		
Number of shareholders	–	28
Number of shares held	–	47,206
Dividend remitted (Rs. Million)	–	0.28
Year to which it relates	–	2006
Final		
Number of shareholders	**27**	–
Number of shares held	**45,902**	–
Dividend remitted (Rs. Million)	**0.28**	–
Year to which it relates	**2007**	–
i] Earnings in foreign exchange		
F.O.B. value of exports (excluding Nepal)	**26,817.32**	25,172.80
Royalty/Technical consultancy fees	**182.25**	129.01
Dividend	**11.00**	9.89
Others (freight, insurance etc.)	**1,527.26**	1,296.94

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008

SCHEDULE 26

NOTES TO THE FINANCIAL STATEMENTS (Contd.)

31. Information pursuant to clause 32 of the listing agreements with stock exchanges

	Rs. Million		Maximum balance Rs. Million	
	2008	2007	**2008**	2007
Loans and advances in the nature of loans to :				
Wholly-owned subsidiary companies with no specified payment schedule				
Vidyut Investments Limited	**-**	-	**-**	350.08
Ranbaxy Drugs Limited *	**3.10**	3.10	**3.10**	3.60
Rexel Pharmaceuticals Limited *	**918.20**	8.00	**2,948.47**	38.60
Solus Pharmaceuticals Limited *	**936.90**	9.89	**2,369.89**	15.50
Ranbaxy Netherlands B.V.*, The Netherland	**-**	12.04	**12.44**	41.51

* Interest free.

32. FOOD AND DRUG ADMINISTRATION ("FDA") INVESTIGATION

a) On February 25, 2009 the Company received a letter from the US FDA indicating that the Agency had invoked its Application Integrity Policy ("AIP") against the Paonta Sahib facility (the "facility").

The management of the Company believes that there was no falsification of data generated at the facility and also believes that there is no indicatoin of a pattern and practice of submitting untrue statements of material fact and other improper conduct. Accordingly, the Company based on opinion from its legal council believe that it is more likely that no incremental present obligation exists at the balance sheet date.

b) On September 16, 2008, the Company received 2 warning letters and an Import Alert from the US FDA, covering 30 generic drugs being manufactured at its Paonta Sahib and Dewas plants. The alert excludes one product namely, Gancyclovir capsules, which will continue to be sold in the United States market. The issue raised in the warning letters relate to "Current Good Manufacturing Practice" being followed at the said plants and does not in any way raises questions on product's quality, safety or effectiveness. Consequent to Import Alert the Company is not able to sell the products covered under Import Alert and accordingly, it has recorded a provision of Rs. 2,631.11million towards inventory and sales return. The Company has filed responses to both warning letters and expects that matter will be resolved favorably in the near future.

c) The United States Department of Justice (DOJ) filed a motion on July 3, 2008, seeking certain documents. On the submission of these documents, the DOJ withdrew the motion on October 7, 2008.

d) The company continues to fully cooperate with the concerned authorities for their final clearance, pending which there would be delays for new product approvals and sales of existing products to United States of America.

33. Previous year figures

Previous year figures have been regrouped/recasted wherever considered necessary to make them comparable with those of the current year.

Signatories to schedules 1 to 26

On behalf of the Board of Directors

MALVINDER MOHAN SINGH
Chairman, CEO & Managing Director

ATUL SOBTI
Chief Operating Officer & Whole-time Director

OMESH SETHI
Chief Financial Officer

SUSHIL K. PATAWARI
Company Secretary

Place : Gurgaon
Dated : March 27, 2009

RANBAXY LABORATORIES LIMITED

BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE

I. REGISTRATION DETAILS :

Registration No.	003747	State Code :	16
Balance Sheet Date :	31 (Date) 12 (Month) 2008 (Year)		

II. CAPITAL RAISED DURING THE YEAR (AMOUNT IN RS. THOUSANDS)

Public Issue :	NIL	Rights Issue :	NIL
Employees Stock Options :	5204	Preferential Allotment :	231291
Bonus Issue :	NIL	Private Placement :	NIL

III. POSITION OF MOBILISATION AND DEPLOYMENT OF FUNDS (AMOUNT IN RS. THOUSANDS)

Total Liabilities :	117147338	Total Assets :	117147338
Source of Funds			
Paid-up-Capital :	2101849	Reserves & Surplus :	33309223
	1756590	*	
Secured Loans :	1620719	Unsecured Loans :	35632992
Deferred tax liability :	NIL		
Application of Funds			
Net Fixed Assets :	18854446	Investments :	36180283
Net Current Assets :	8759266	Deferred Tax Asset :	10627378
Accumulated Losses :	NIL	Misc. Expenditure :	NIL

* Equity share warrant money

IV. PERFORMANCE OF COMPANY (AMOUNT IN RS. THOUSANDS)

Turnover :	43393630	Total Expenditure :	63008516
Profit / Loss before Tax :	+ [ ] - [✓] 16190814	Profit / Loss after tax :	+ [ ] - [✓] 10448017
Earning Per Share in Rs.	(27)	Dividend Rate (%) :	NIL

V. GENERIC NAMES OF THREE PRINCIPAL PRODUCTS OF THE COMPANY

Item Code No.	294190
Product Description	CEFACLOR
Item Code No.	294200
Product Description	CEPHALEXIN
Item Code No.	294110
Product Description	AMOXYCILLIN

On behalf of the Board of Directors

MALVINDER MOHAN SINGH
Chairman, CEO & Managing Director

ATUL SOBTI
Chief Operating Officer & Whole-time Director

OMESH SETHI
Chief Financial Officer

SUSHIL K. PATAWARI
Company Secretary

Place : Gurgaon
Dated : March 27, 2009

Statement Regarding Subsidiary Companies Pursuant to Section 212(3) and 212(5) of the Companies Act, 1956

Name of Subsidiary Company	Financial year to which accounts relates	Holding Company's interest as at close of financial year of subsidiary company	Net aggregate amount of subsidiary company's profits after deducting its losses or vice-versa, so far as it concerns members of Holding Company which are not dealt within the Company's account		Net aggregate amount of Subsidiary Company's profit after deducting its losses or vice-versa, dealt within the Company's account		Holding Company's interest as at Dec. 31, 2008 incorporating changes since close of financial year of Subsidiary Company
		Shareholding %age	**For the current financial year {Profit / (Loss)} Rs. Million**	For the previous financial years {Profit / (Loss)} Rs. Million	**For the current financial year Rs. Million**	For the previous financial years Rs. Million	
Domestic :							
Solus Pharmaceuticals Ltd.	2008	100.00	(0.65)	(5.97)	Nil	Nil	No change
Vidyut Investments Ltd.	2008	100.00	3.82	(237.64)	Nil	78.45	No change
Ranbaxy Drugs and Chemicals Company (A public company with unlimited liability)	2008	100.00	0.29	5.94	Nil	Nil	No change
Ranbaxy Drugs Ltd.	2008	100.00	(0.01)	(0.40)	Nil	Nil	No change
Ranbaxy SEZ Ltd.	2008	100.00	(0.03)	N.A.	N.A.	N.A.	N.A.
Rexcel Pharmaceuticals Ltd.	2008	100.00	(0.29)	30.35	Nil	Nil	No change
Gufic Pharma Limited	2008	98.00	0.18	1.84	Nil	Nil	No change
Ranbaxy Life Sciences Research Ltd.	2008	80.07	7.92	(0.02)	Nil	Nil	No change
Overseas :							
Ranbaxy (Guangzhou China) Ltd. Republic of China	2008	83.00	30.93	(280.42)	Nil	Nil	No change
Ranbaxy Malaysia Sdn. Bhd. Malaysia	2008	68.09	53.31	331.90	6.67	26.1	No change
Ranbaxy (Hong Kong) Ltd. Hong Kong	2008	100.00	7.80	(18.13)	Nil	Nil	No change
Ranbaxy N.A.N.V. Antilles The Netherlands	2008	100.00	(0.11)	(12.93)	Nil	Nil	No change
Basics GmbH Germany	2008	100.00	68.84	175.34	Nil	Nil	No change
Ranbaxy (S.A.) (Proprietary) Ltd. South Africa	2008	100.00	(2.61)	170.18	Nil	Nil	No change
Sonke Pharmaceuticals (Pty.) Ltd. South Africa	2008	68.40	(20.37)	(10.34)	Nil	Nil	No change
Ranbaxy Egypt (L.L.C.) Egypt	2008	100.00	(29.08)	4.86	Nil	Nil	No change
Rexcel Egypt (L.L.C.) Egypt	2008	100.00	(17.65)	2.07	Nil	Nil	No change
Ranbaxy (U.K.) Ltd. United Kingdom	2008	100.00	(192.99)	(960.84)	Nil	Nil	No change
Ranbaxy Poland S.P. Z.o.o. Poland	2008	100.00	32.06	(3.40)	Nil	Nil	No change
Ranbaxy Do Brazil Ltda Brazil	2008	100.00	(0.95)	(8.76)	Nil	Nil	No change
Ranbaxy Nigeria Ltd. Nigeria	2008	85.31	132.84	181.11	2.37	16.02	No change
Ranbaxy Unichem Company Ltd. Thailand	2008	88.56	51.20	109.41	1.96	4.53	No change

Name of Subsidiary Company	Financial year to which accounts relates	Holding Company's interest as at close of financial year of subsidiary company	Net aggregate amount of subsidiary company's profits after deducting its losses or vice-versa, so far as it concerns members of Holding Company which are not dealt within the Company's account		Net aggregate amount of Subsidiary Company's profit after deducting its losses or vice-versa, dealt within the Company's account		Holding Company's interest as at Dec. 31, 2008 incorporating changes since close of financial year of Subsidiary Company
		Shareholding %age	**For the current financial year {Profit / (Loss)} Rs. Million**	For the previous financial years {Profit / (Loss)} Rs. Million	**For the current financial year Rs. Million**	For the previous financial years Rs. Million	
Ranbaxy Farmaceutica Ltda. Brazil	2008	100.00	12.32	(317.08)	Nil	Nil	No change
Ranbaxy-PRP (Peru) S.A.C. Peru	2008	100.00	1.29	(10.66)	Nil	Nil	No change
Ranbaxy Vietnam Company Ltd. Vietnam	2008	100.00	(16.65)	(41.91)	Nil	Nil	No change
Ranbaxy Europe Ltd. United Kingdom	2008	100.00	12.73	12.68	Nil	Nil	No change
Ranbaxy Pharmaceuticals, Inc. USA	2008	100.00	(292.88)	2,377.84	Nil	Nil	No change
Ranbaxy Inc. USA	2008	100.00	31.50	1,215.11	Nil	Nil	No change
Ranbaxy USA, Inc. USA	2008	100.00	40.09	141.14	Nil	Nil	No change
Ohm Laboratories, Inc. USA	2008	100.00	32.13	1,833.32	Nil	Nil	No change
Ranbaxy Laboratories, Inc. USA	2008	100.00	198.71	(520.03)	Nil	Nil	No change
Ranbaxy Signature LLC USA	2008	67.50	9.03	(616.88)	Nil	Nil	No change
Ranbaxy (Netherlands) B.V. ("RNBV") The Netherlands	2008	100.00	(523.23)	11.45	Nil	Nil	No change
Ranbaxy Holdings (U.K.) Ltd. United Kingdom	2008	100.00	(0.48)	12.46	Nil	Nil	No change
Ranbaxy Ireland Ltd. Ireland	2008	100.00	149.88	1,032.88	Nil	Nil	No change
ZAO Ranbaxy Russia	2008	100.00	(187.17)	152.39	Nil	Nil	No change
Ranbaxy Pharmacie Generiques SAS France	2008	100.00	75.72	(266.80)	Nil	Nil	No change
Ranbaxy Portugal - Com E Desenvolv De Prod Farmaceuticos Unipessoal Lda Portugal	2008	100.00	(19.19)	(107.25)	Nil	Nil	No change
Laboratorios Ranbaxy, S.L. Spain	2008	100.00	(259.55)	(557.90)	Nil	Nil	No change
Office Pharmaceutique Industriel Et Hospitalier SARL ("OPIH SARL") France	2008	100.00	(6.02)	(38.26)	Nil	Nil	No change
Ranbaxy Australia Pty. Ltd. Australia	2008	100.00	(144.31)	(162.01)	Nil	Nil	No change
Ranbaxy Pharmaceuticals Canada Inc. Canada	2008	100.00	166.73	113.36	Nil	Nil	No change

Name of Subsidiary Company	Financial year to which accounts relates	Holding Company's interest as at close of financial year of subsidiary company	Net aggregate amount of subsidiary company's profits after deducting its losses or vice-versa, so far as it concerns members of Holding Company which are not dealt within the Company's account		Net aggregate amount of Subsidiary Company's profit after deducting its losses or vice-versa, dealt within the Company's account		Holding Company's interest as at Dec. 31, 2008 incorporating changes since close of financial year of Subsidiary Company
		Shareholding %age	**For the current financial year {Profit / (Loss)} Rs. Million**	For the previous financial years {Profit / (Loss)} Rs. Million	**For the current financial year Rs. Million**	For the previous financial years Rs. Million	
Ranbaxy Italia S.p.A Italy	2008	100.00	(173.01)	(225.22)	Nil	Nil	No change
Ranbaxy Hungary Gyogyszereszeti Kft Hungary	2008	100.00	(0.03)	(0.26)	Nil	Nil	No change
Ranbaxy Mexico S.A. de C.V. Mexico	2008	100.00	(113.18)	(86.40)	Nil	Nil	No change
Terapia S.A. Romania	2008	96.70	417.47	2,799.66	Nil	Nil	No change
Terapia Distributie S.R.L. Romania	2008	100.00	21.12	32.45	Nil	Nil	No change
Lapharma GmbH Germany	2008	100.00	(0.09)	(0.06)	Nil	Nil	No change
Ranbaxy Belgium N.V. Belgium	2008	100.00	107.68	(153.67)	Nil	Nil	No change
Ranbaxy Pharma AB Sweden	2008	100.00	(20.08)	(64.49)	Nil	Nil	No change
Be-Tabs Pharmaceuticals (Proprietary) Ltd. South Africa	2008	75.00	20.30	471.28	Nil	Nil	No change
Be-Tabs Investments (Proprietary) Ltd. South Africa	2008	75.00	3.05	32.90	Nil	Nil	No change

Exchange rate conversion at year end

Note:

(i) In terms of approval granted by the Central Government under Section 212(8) of the Companies Act, 1956, the annual accounts of the subsidiary companies and the related detailed information will be made available upon request by the investors of the Company and of its subsidiary companies. These documents will also be available for inspection by any investor at the Head Office of the Company at 12th Floor, Devika Tower, 6, Nehru Place, New Delhi - 110019, and that of the subsidiary companies concerned.

(ii) The Board of Directors at its meeting held on March 27, 2009, approved for seeking exemption from the Government under Section 212(8) of the Companies Act, 1956, in respect of all the subsidiaries of the Company.

On behalf of the Board of Directors

MALVINDER MOHAN SINGH
Chairman, CEO & Managing Director

ATUL SOBTI
Chief Operating Officer & Whole-time Director

OMESH SETHI
Chief Financial Officer

SUSHIL K. PATAWARI
Company Secretary

Place : Gurgaon
Dated : March 27, 2009

Auditor's report to the Board of Directors of Ranbaxy Laboratories Limited

1) We have audited the attached consolidated balance sheet of Ranbaxy Laboratories Limited (the 'Company'), its subsidiaries, joint venture and associates (as per list appearing in Note 22 of Schedule 26), (hereinafter collectively referred to as the 'Group'), as at December 31, 2008 and also the consolidated profit and loss account and the consolidated cash flow statement for the year ended on that date annexed thereto (hereinafter collectively referred to as the 'consolidated financial statements'). These consolidated financial statements are the responsibility of the Group's management and have been prepared by the management on the basis of separate financial statements of the entities of the Group. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

2) We conducted our audit in accordance with the auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3) We did not audit the financial statements of some consolidated entities, whose financial statements reflect total assets of Rs. 13,487.47 million as at December 31, 2008, total revenue of Rs. 28,692.28 million and cash flows amounting to Rs. 1,799.30 million for the year then ended and associates whose financial statements reflect the Group's share of net losses of Rs. 78.21 million for the year then ended as considered in the consolidated financial statements. These financial statements and other financial information have been audited by other auditors whose reports have been furnished to us and our opinion in respect thereof is based solely on the report of such other auditors.

4) We report that the consolidated financial statements have been prepared by Group's management in accordance with the requirements of Accounting Standard 21, Consolidated Financial Statements, Accounting Standard 23, Accounting for Investments in Associates in Consolidated Financial Statements and Accounting Standard 27, Financial Reporting of Interests in Joint Venture, issued by the Institute of Chartered Accountants of India.

5) Without qualifying our opinion, we report the following:

   i) We draw attention to Note 22 of schedule 26 to the consolidated financial statements. The Group has recorded provision of Rs. 2,631.11 million consequent to the Food and Drug Administration, USA (FDA) import alerts and the FDA letter dated February 25, 2009 imposing the Application Integrity Policy. The basis and assumptions used by the management in calculating these provisions includes significant judgment and estimates, which due to the inherent uncertainty of the related situation may significantly differ from the actual amounts.

   ii) We draw attention to the Note 14 of schedule 26 to the consolidated financial statements. The Group has early adopted Accounting Standard 30 - Financial Instruments: Recognition and Measurement, with effect from October 01, 2008. Pursuant to the early adoption, the Group has recorded the fair value loss on derivatives as of September 30, 2008, aggregating to Rs. 11,780.96 million (net of taxes), through the opening balance of General Reserve in the Balance Sheet.

6) *As stated in Note 11 of schedule 26 to the consolidated financial statements. The Company has paid Rs. 277.28 million as managerial remuneration to its directors, which is in excess of the limits under the Companies Act, 1956. Had the Company accounted for the remuneration in accordance with the Act, the Loss after tax for the year would have been lower by Rs. 183.03 million and the Loans and Advances would have been higher by Rs. 277.28 million.*

7) Based on our audit and consideration of reports of other auditors on separate financial statements of the Group entities and to the best of our information and according to the explanations given to us, in our opinion, subject to our comment in para (6) above, the consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India, in the case of:

   (a) the consolidated balance sheet, of the state of affairs of the Group as at December 31, 2008;

   (b) the consolidated profit and loss account, of the loss for the year ended on that date, and

   (c) the consolidated cash flow statement, of the cash flows for the year ended on that date.

For Walker, Chandiok & Co
Chartered Accountants

Per **B . P. Singh**
Partner
Membership No. 070116

Place : Gurgaon
Dated : March 27, 2009

CONSOLIDATED BALANCE SHEET
AS AT DECEMBER 31, 2008

	Schedule	2008	2007
		Rs. Million	
SOURCES OF FUNDS			
SHAREHOLDERS' FUNDS			
Share Capital	1	**2,101.85**	1,865.35
Reserves and surplus	2	**39,104.03**	26,156.77
		41,205.88	28,022.12
Equity share warrants		**1,756.59**	-
SHARE APPLICATION MONEY PENDING ALLOTMENT		–	11.76
MINORITY INTERESTS		**674.61**	570.54
LOAN FUNDS			
Secured loans	3	**2,109.35**	4,102.55
Unsecured loans	4	**41,005.04**	37,313.17
		43,114.39	41,415.72
DEFERRED TAX LIABILITY	5	**246.63**	2,728.07
		86,998.10	72,748.21
APPLICATION OF FUNDS			
FIXED ASSETS	6		
Gross block		**61,941.64**	55,690.25
Less : Depreciation		**17,041.97**	13,645.14
Net block		**44,899.67**	42,045.11
Capital works-in-progress		**4,707.37**	3,573.89
INVESTMENTS	7	**5,431.50**	2,403.17
DEFERRED TAX ASSET	5	**12,476.01**	1,293.58
CURRENT ASSETS, LOANS AND ADVANCES			
Inventories	8	**19,643.14**	16,408.60
Sundry debtors	9	**13,310.08**	14,930.60
Cash and bank balances	10	**23,956.38**	4,378.93
Other current assets	11	**2,282.97**	1,615.83
Loans and advances	12	**7,729.39**	7,425.81
		66,921.96	44,759.77
Less:			
CURRENT LIABILITIES AND PROVISIONS			
Current liabilities	13	**39,718.58**	13,624.23
Provisions	14	**7,719.83**	7,703.08
		47,438.41	21,327.31
NET CURRENT ASSETS		**19,483.55**	23,432.46
		86,998.10	72,748.21
SIGNIFICANT ACCOUNTING POLICIES	25		
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	26		

The schedules referred to above form an integral part of the consolidated financial statements.

This is the consolidated balance sheet referred to in our report of even date.

On behalf of the Board of Directors

For WALKER, CHANDIOK & CO
Chartered Accountants

Per B. P. SINGH
Partner
Membership No. 070116

MALVINDER MOHAN SINGH
Chairman, CEO & Managing Director

OMESH SETHI
Chief Financial Officer

ATUL SOBTI
Chief Operating Officer & Whole-time Director

SUSHIL K. PATAWARI
Company Secretary

Place : Gurgaon
Dated : March 27, 2009

CONSOLIDATED PROFIT AND LOSS ACCOUNT

FOR THE YEAR ENDED DECEMBER 31, 2008

Rs. Million

	Schedule		2008		2007
INCOME					
Operating income	15	74,753.31		68,256.67	
Less : excise duty		539.76	74,213.55	446.90	67,809.77
Other income	16		2,706.21		1,362.28
			76,919.76		69,172.05
EXPENDITURE					
Materials	17		30,334.79		27,216.78
Manufacturing	18		3,694.95		3,133.19
Personnel	19		9,669.54		8,918.39
Foreign exchange loss / (gain)			3,361.89		(2,012.69)
Fair valuation loss on derivatives			7,702.14		–
Selling, general and administration	20		20,468.81		17,126.87
Research and development	21		4,313.90		4,280.12
			79,546.02		58,662.66
(LOSS)/ PROFIT BEFORE INTEREST, DEPRECIATION, AMORTISATION AND IMPAIRMENT			(2,626.26)		10,509.39
Finance cost					
Interest			2,055.01		1,411.88
Exchange loss / (gain) (Net) on loans			7,494.35		(3,071.25)
Depreciation, amortisation and impairment	22		2,824.69		2,183.41
(LOSS)/ PROFIT BEFORE TAX			(15,000.31)		9,985.35
Income tax expense / (benefit)	23		(5,649.57)		2,118.86
Tax - earlier years			1.27		1.01
(LOSS)/ PROFIT AFTER TAX			(9,349.47)		7,867.50
Add: Share in profit or (loss) of associates (Net)			(78.21)		2.10
Less : Minority interests			84.37		123.74
(LOSS)/ PROFIT AFTER TAX AND MINORITY INTERESTS			(9,512.05)		7,745.86
Balance as per last balance sheet			5,482.63		2,464.96
Transfer from :					
Foreign projects reserve			19.50		24.87
BALANCE AVAILABLE FOR APPROPRIATION			(4,009.92)		10,235.69
APPROPRIATIONS					
Dividend					
Interim			–		932.13
Final (proposed)			–		2,239.42
Tax on dividend			–		539.02
Transfer to :					
General reserve			–		800.00
Surplus/ (Deficit) carried forward			(4,009.92)		5,725.12
			(4,009.92)		10,235.69
(LOSS)/ EARNINGS PER SHARE (RS.)	24				
Basic			(24.85)		20.77
Diluted			(24.85)		15.22
SIGNIFICANT ACCOUNTING POLICIES	25				
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	26				

The schedules referred to above form an integral part of the consolidated financial statements.
This is the consolidated profit and loss account referred to in our report of even date

On behalf of the Board of Directors

For WALKER, CHANDIOK & CO *Chartered Accountants*	MALVINDER MOHAN SINGH *Chairman, CEO & Managing Director*	ATUL SOBTI *Chief Operating Officer & Whole-time Director*
Per B. P. SINGH *Partner* Membership No. 070116	OMESH SETHI *Chief Financial Officer*	SUSHIL K. PATAWARI *Company Secretary*

Place : Gurgaon
Dated : March 27, 2009

CONSOLIDATED CASH FLOW STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2008

Rs. Million

	2008	2007
A. CASH FLOW FROM OPERATING ACTIVITIES		
Net profit/ (loss) before taxes, minority interests and share of profits in associates	**(15,000.31)**	9,985.35
Adjustments for :		
Depreciation, amortisation & impairment	**2,824.69**	2,183.41
Assets written off	**(11.83)**	301.74
Deferred employees compensation	**3.75**	15.71
Unrealised exchange (gain)/ loss (net)	**5,705.11**	(2,465.70)
Fair valuation loss on derivatives	**7,702.14**	–
Dividend income	**(29.38)**	(1.02)
Provision in the value of long term investment	**433.72**	–
Profit on disposal of investments	**(42.83)**	–
Unclaimed balances and excess provisions	**177.38**	229.08
Profit on sale of assets (net)	**(933.20)**	(575.94)
Investment written off	**93.42**	–
Interest expense	**2,055.01**	1,411.88
Interest income	**(1,053.26)**	(218.72)
Amounts written off	**460.46**	143.18
Provision/ (reversal) for doubtful debts and advances	**(186.85)**	62.06
	17,198.33	1,085.68
Operating profit before working capital changes	**2,198.02**	11,071.03
Adjustments for :		
Inventories	**(3,234.54)**	(293.08)
Sundry debtors / receivables	**1,810.32**	258.44
Loans and advances	**938.35**	(867.54)
Trade/other payables	**(1,285.25)**	1,144.86
Other current assets	**(615.72)**	330.16
	(2,386.84)	572.84
Cash (used in)/ generated from operating activity	**(188.82)**	11,643.87
Direct taxes paid (net of refunds)	**(1,359.94)**	(1,411.43)
Net cash (used in)/ generated from operating activity	**(1,548.76)**	10,232.44
B. CASH FLOW FROM INVESTING ACTIVITIES		
Purchase of fixed assets / capital works-in-progress	**(5,748.80)**	(5,227.26)
Sale of assets	**1,410.98**	865.85
Purchase of investments	**(5,212.01)**	(226.87)
Sale proceeds of investments	**3,055.72**	–
Investment in associates	**(1,391.53)**	(1,812.33)
Investment in subsidiary company	**(21.32)**	(2,232.30)
Short term deposit / secured loans	**(3.74)**	11.71
Interest received	**913.51**	211.91
Dividend received	**29.38**	1.02
Net cash used in investing activities	**(6,967.81)**	(8,408.27)
C. CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from issue of share capital (including premium)	**34,389.19**	92.34
Proceeds from equity share warrant	**1,756.59**	–
Minority interest	**112.64**	236.11
Proceeds from bank and other borrowings (net)	**(4,496.92)**	4,333.39
Issue expenses of share capital and warrants	**(201.40)**	–
Interest paid	**(2,055.01)**	(1,411.88)
Dividend paid	**(2,239.42)**	(3,169.35)
Tax on dividend	**(380.59)**	(472.20)
Net cash (used in)/ from financing activities	**26,885.08**	(391.59)
INCREASE IN CASH AND CASH EQUIVALENTS	**18,368.51**	1,432.58
Cash and cash equivalents at the beginning	**4,295.80**	2,863.22
Cash and cash equivalents at the end	**22,664.31**	4,295.80
Notes :		
Cash and cash equivalents include :		
Cash and cheques in hand and remittances in transit	**388.60**	403.06
With banks in :		
Current accounts [Net of dividend accounts Rs. 76.57 Mn (Previous year Rs. 82.42 Mn)]	**2,609.94**	1,822.06
Deposit accounts [Net of pledged Rs.1,215.50 Mn (Previous year Rs 0.71 Mn)]	**19,665.77**	2,070.68
	22,664.31	4,295.80
Cash and cash equivalents at the end of the year	**22,664.31**	4,295.80
Add: Restricted cash		
Unclaimed dividend	**76.57**	82.42
Fixed deposit pledged [Refer note 8 on schedule 26]	**1,215.50**	0.71
Cash and bank balances at the end of the year	**23,956.38**	4,378.93

This is the consolidated cash flow statement referred to in our report of even date.

On behalf of the Board of Directors

For WALKER, CHANDIOK & CO
Chartered Accountants

Per B.P. SINGH
Partner
Membership No. 070116

Place : Gurgaon
Dated : March 27, 2009

MALVINDER MOHAN SINGH
Chairman, CEO & Managing Director

OMESH SETHI
Chief Financial Officer

ATUL SOBTI
Chief Operating Officer & Whole time Director

SUSHIL K. PATAWARI
Company Secretary

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008

Rs. Million

SCHEDULE 1			2008		2007
CAPITAL					
Authorised					
598,000,000 (Previous year 598,000,000) Equity shares of Rs. 5 each			**2,990.00**		2,990.00
100,000 (Previous year 100,000)			**10.00**		10.00
Cumulative preference shares of Rs 100 each					
			3,000.00		3,000.00
Issued, subscribed and paid up					
420,369,753 (Previous year 373,070,829)			**2,101.85**		1,865.35
Equity shares of Rs. 5 each fully paid [Refer note 1 on schedule 26]					
			2,101.85		1,865.35
SCHEDULE - 2					
RESERVES AND SURPLUS					
Capital reserve			**71.77**		70.90
Amalgamation reserve			**43.75**		43.75
Revaluation reserve					
As per last balance sheet			**187.31**		189.51
Less: Utilised during the year			**(2.20)**		(2.20)
			185.11		187.31
Securities premium account					
As per last balance sheet			**5,010.51**		5,599.60
Add : Received during the year*			**34,195.92**		101.80
			39,206.43		5,701.40
Less : Utilised for preferential allotment issue expenses			**201.40**		–
Less : Premium payable on redemption of FCCB (Net of taxes)			**1,142.85**		690.89
			37,862.18		5,010.51
Foreign projects reserve					
As per last balance sheet			**37.85**		62.72
Less: Transfer to profit and loss account			**19.50**		24.87
			18.35		37.85
Employee stock options outstanding					
Employees stock options outstanding			**68.05**		104.94
Less: Deferred employee compensation			**0.38**		9.57
			67.67		95.37
Hedging reserve [including transitional provison Rs. 722.56 million (Refer note 14 on schedule 26)]			**(792.58)**		–
General reserve					
As per last balance sheet			**16,151.24**		15,351.24
Less: Transitional loss recognised pursuant to early adoption of Accounting Standard - 30 "Financial Instruments Recognition and Measurement" [Refer note no 14) of schedule 26]			**11,780.96**		–
			4,370.28		15,351.24
Add : Transfer from profit and loss account			**–**		800.00
			4,370.28		16,151.24
Surplus/ (Deficit) carried forward from profit and loss account	**(4,009.92)**			5,725.12	
Goodwill written off on merger of subsidiary	**–**		**(4,009.92)**	(242.49)	5,482.63
Foreign currency translation reserve			**1,287.42**		(922.79)
			39,104.03		26,156.77

*Includes Rs. 31.45 million (previous year Rs 14.35 million) transferred from Employees Stock Options Outstanding

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008

	Rs. Million 2008	2007
SCHEDULE - 3		
SECURED LOANS		
Loan from banks [Refer note 2 on schedule 26]	**1,672.47**	3,650.68
Deferred payment credit	**436.88**	451.87
	2,109.35	4,102.55
SCHEDULE - 4		
UNSECURED LOANS		
Short term loans		
Banks	**9,475.51**	10,762.56
	9,475.51	10,762.56
Long term loans		
Zero coupon Foreign Currency Convertible Bonds (FCCB) [Refer note no 4 of schedule 26]	**21,379.60**	17,344.80
Banks	**9,987.63**	9,076.91
Others	**162.30**	118.80
Deferred sales tax credit	**–**	10.10
	31,529.53	26,550.61
	41,005.04	37,313.17
SCHEDULE 5		
DEFERRED TAX LIABILITY / ASSET		
Deferred tax liability arising on account of:		
Depreciation	**3,094.85**	3,011.37
FCCB loan revaluation	**–**	500.51
Tax credit received	**165.94**	165.94
	3,260.79	3,677.82
Deferred tax asset arising on account of:		
Provision for doubtful debts and advances	**245.67**	228.66
Employee benefits	**152.51**	121.80
Tax losses carried forward	**3,656.57**	860.07
FCCB loan revaluation	**413.77**	–
FCCB redemption premium charged to share premium account	**1,227.17**	638.69
Fair value loss on derivatives	**9,092.35**	–
Others	**702.13**	394.11
	15,490.17	2,243.33
Net liability	**(12,229.38)**	1,434.49
Aggregated of net deferred tax liabilities jurisdictions	**246.63**	2,728.07
Aggregated of net deferred tax assets jurisdictions	**12,476.01**	1,293.58
	(12,229.38)	1,434.49

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008

SCHEDULE 6

FIXED ASSETS **Rs. Million**

	Gross block					Accumulated Depreciation/ Amortization & Impairment	Net block*	
Description	2007	Additions	Deletions	Translation	2008	2008	2008	2007
Intangibles								
Goodwill	19,816.00	1,483.68	–	219.23	**21,518.91**	**613.54**	**20,905.37**	19,298.42
Patent, trade marks, designs and licences	4,186.58	263.39	81.19	653.10	**5,021.88**	**2,735.86**	**2,286.02**	2,178.31
Software	723.03	102.38	0.34	7.71	**832.78**	**497.72**	**335.06**	326.03
Product development	333.02	28.73	–	–	**361.75**	**361.75**	**–**	302.59
Non compete	211.00	–	–	–	**211.00**	**200.70**	**10.30**	30.63
Tangibles								
Land	1,050.92	102.84	15.52	43.22	**1,181.46**	**–**	**1,181.46**	1,050.92
Buildings	5,779.03	781.24	182.49	542.08	**6,919.86**	**1,076.48**	**5,843.38**	4,892.33
Plant and machinery	20,581.07	1,475.91	246.84	736.17	**22,546.31**	**10,126.23**	**12,420.08**	12,085.77
Furniture and fixtures	1,636.90	258.05	86.96	69.36	**1,877.35**	**777.61**	**1,099.74**	998.02
Vehicles	764.17	130.46	60.09	20.55	**855.09**	**400.62**	**454.47**	466.09
Assets taken on lease								
Building	600.37	0.11	120.15	125.23	**605.56**	**246.47**	**359.09**	410.60
Plant and machinery	–	1.27	–	(0.06)	**1.21**	**0.08**	**1.13**	–
Vehicles	8.17	–	–	0.31	**8.48**	**4.91**	**3.57**	5.40
Total	55,690.26	4,628.06	793.58	2,416.90	**61,941.64**	**17,041.97**	**44,899.67**	42,045.11
Previous year	51,173.88	7,164.88	1,595.16	(1,053.35)	**55,690.25**	**13,645.14**	**42,045.11**	

* The above includes the following assets held for disposal, which are being carried at the lower of their book value and net realisable value :

- Land Rs. 202.99 million (Previous year Rs 193.72 million), Building nil (Previous year Rs. 24.24 million), Furniture and fixture Nil (Previous year Rs. 8.12 million), Plant and machinery Nil (Previous year Rs. 27.11 million) and Vehicles Nil (Previous year Rs. 0.41 million)

Schedule 7

INVESTMENTS **Rs. Million**

	Nature of investment	Face value	Numbers 2008	Numbers 2007	2008	2007
CURRENT						
Trust securities						
Other than trade - unquoted						
41,089 US64 Bonds of Rs. 100 each (6.75% Tax Free)					–	4.11
					–	4.11
LONG TERM						
Investments in shares/warrants of companies (fully paid)						
Trade :						
Quoted						
Krebs Biochemicals & Industries Ltd.	Equity shares	Rs. 10	**1,050,000**	1,050,000	**89.25**	89.25
Sawai Pharmaceutical Co.,Ltd. #	Equity shares		**1,500**	1,500	**2.76**	1.87
Unquoted						
Nimbua Greenfield (Punjab) Ltd.	Equity shares	Rs. 10	**250,000**	250,000	**2.50**	2.50
Jupiter Bioscience Ltd.	Equity Warrants	Rs. 10	**–**	3,177,500	**–**	93.42
Shivalik Solid Waste Management Ltd.	Equity shares	Rs. 10	**20,000**	20,000	**0.20**	0.20
Biotech Consortium India Ltd.	Equity shares	Rs. 10	**50,000**	50,000	**0.50**	0.50
Tomita Pharmaceutical Co., Ltd. #	Equity shares		**2,500**	2,500	**1.89**	1.28
Sidmak Laboratories (India) Ltd.	Equity shares	Rs. 10	**167,330**	167,330	**10.54**	10.54
					107.64	199.56
Associates						
Quoted						
Zenotech Laboratories Ltd.	Equity shares	Rs. 10	**16,127,293**	7,489,536	**2,361.82** *	1,077.62 *
					2,361.82	1,077.62
Other than trade :						
Quoted						
The Great Eastern Shipping Company Ltd.	Equity shares	Rs. 10	**500**	500	**0.03**	0.03
Fortis Healthcare Ltd.	Equity shares	Rs. 10	**14,097,660**	14,097,660	**140.98**	140.98
Orchid Chemicals & Pharmaceuticals Ltd.	Equity shares	Rs. 10	**9,669,977**	–	**1,854.75**	–
Autobacs Seven Co., Ltd. #	Equity shares		**871**	871	**0.84**	0.57
Unquoted						
Associates						
Shimal Research Laboratories Ltd.	Equity shares	Rs. 10	**9,340,000**	9,340,000	**965.94** **	936.81 **
Others						
Religare Insurance Holding Company Ltd.	Equity shares	Rs. 10	–	4,400,000	**–**	44.00
Kapasa B.V.					**485.90**	–
					3,448.44	1,122.39
					5,917.90	2,403.68
Less: Provision for diminution in value of long term investments					**486.40**	0.51
					5,431.50	2,403.17

\# Held by Nihon Pharmaceuticals Industry Co. Ltd., Japan

** Include goodwill Rs. 681.67 Million

* Include goodwill Rs. 1,900.18 Million

During the year the Company purchased bank certificate of deposits worth Rs. 2,964.78 million (Previous year Rs. Nil) and sold at Rs. 3,007.61 million (Previous year Rs. Nil)

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008

	Rs. Million 2008	2007
SCHEDULE 8		
INVENTORIES		
Stores and spares	**181.49**	181.44
Raw materials	**6,689.18**	5,328.82
Packaging materials	**795.20**	667.11
Finished goods	**8,788.35**	7,485.66
Work-in-process	**3,188.92**	2,745.57
	19,643.14	16,408.60
SCHEDULE 9		
SUNDRY DEBTORS		
(Considered good except where provided for)		
Secured	**1,237.49**	210.19
Unsecured		
Good	**12,072.59**	14,720.41
Doubtful	**565.52**	444.08
	13,875.60	15,374.68
Less : Doubtful and provided for	**565.52**	444.08
	13,310.08	14,930.60
SCHEDULE 10		
CASH AND BANK BALANCES		
Cash and cheques in hand	**15.39**	118.64
Remittances in transit	**373.21**	284.42
Balances with banks:		
Current accounts	**2,609.94**	1,822.06
Deposit accounts [Refer note 8 on schedule 26]	**20,881.27**	2,071.39
Unclaimed dividend account	**76.57**	82.42
	23,956.38	4,378.93
SCHEDULE 11		
OTHER CURRENT ASSETS		
(Unsecured, considered good except where provided for)		
Export incentives accrued	**654.69**	660.85
Exchange gain accrued on forward contracts	**510.77**	277.85
Insurance claims	**8.63**	23.73
Interest accrued	**154.08**	14.33
Others		
Good	**954.80**	639.07
Doubtful	**24.17**	20.21
	2,307.14	1,636.04
Less : Doubtful and provided for	**24.17**	20.21
	2,282.97	1,615.83

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008

	Rs. Million	
	2008	2007
SCHEDULE 12		
LOANS AND ADVANCES		
(Considered good except where provided for)		
Secured	**49.37**	45.63
Unsecured		
Advances recoverable in cash or in kind or for value to be received		
Good	**1,917.69**	1,438.92
Doubtful	**85.19**	397.44
Balance with central excise and customs	**1,873.14**	1,702.36
Advance for purchase of shares of an associate	–	1,274.82
MAT credit receivable	**1,219.00**	1,179.00
Prepaid Income-tax	**2,670.19**	1,785.08
	7,814.58	7,823.25
Less : Doubtful and provided for	**85.19**	397.44
	7,729.39	7,425.81
SCHEDULE 13		
CURRENT LIABILITIES		
Acceptances	**120.73**	59.07
Sundry creditors	**8,182.66**	8,556.36
Fair valuation loss on derivatives	**26,760.86**	–
Other liabilities	**4,577.76**	4,926.38
Unclaimed dividend *	**76.57**	82.42
	39,718.58	13,624.23

* Not due for deposit to Investor Education & Protection Fund

SCHEDULE 14		
PROVISIONS		
Employee benefits	**2,022.33**	1,541.48
Income-tax	**2,087.12**	1,662.54
Premium payable on redemption of FCCB	**3,610.38**	1,879.05
Final dividend (proposed)	–	2,239.42
Tax on dividend	–	380.59
	7,719.83	7,703.08
SCHEDULE 15		
OPERATING INCOME		
Sales		
Sales	**72,953.83**	66,926.74
	72,953.83	66,926.74
Others		
Export incentives	**870.77**	688.10
Royalty and technical know-how	**237.17**	148.00
Sundries	**691.54**	493.83
	1,799.48	1,329.93
	74,753.31	68,256.67

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008

	Rs. Million 2008	2007
SCHEDULE 16		
OTHER INCOME		
Interest	**1,053.26**	218.72
Dividend	**29.38**	1.02
Profit on sale of assets	**966.27**	683.78
Profit on sale of investments	**42.83**	-
Unclaimed balances and excess provisions	**177.38**	229.08
Miscellaneous	**437.09**	229.68
	2,706.21	1,362.28
SCHEDULE 17		
MATERIALS CONSUMED		
Raw materials consumed	**18,328.78**	16,339.32
Packaging materials consumed	**3,236.92**	2,891.05
Finished goods purchased	**10,515.13**	8,092.46
Increase in work-in-process and finished goods		
Opening stock		
Work-in-process	**2,745.57**	2,209.27
Finished goods	**7,485.66**	7,915.91
	10,231.23	10,125.18
Less :		
Closing stock		
Work-in-process	**3,188.92**	2,745.57
Finished goods	**8,788.35**	7,485.66
	11,977.27	10,231.23
(Increase) / Decrease	**(1,746.04)**	(106.05)
Materials consumed	**30,334.79**	27,216.78
SCHEDULE 18		
MANUFACTURING		
Power and fuel	**1,204.28**	973.67
Excise duty	**18.69**	66.77
Stores and spares consumed	**747.92**	601.61
Analytical charges	**87.60**	86.35
Processing charges	**1,412.23**	1,169.26
Repairs and maintenance		
Factory buildings	**52.45**	36.14
Plant and machinery	**171.78**	199.39
	3,694.95	3,133.19
SCHEDULE 19		
PERSONNEL		
Salaries, wages and bonus	**8,217.34**	7,675.77
Contribution to provident and other funds	**974.12**	733.66
Workmen and staff welfare	**474.33**	493.25
Amortisation of deferred employees compensation	**3.75**	15.71
	9,669.54	8,918.39

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008

	Rs. Million	
	2008	2007
SCHEDULE 20		
SELLING, GENERAL AND ADMINISTRATION		
Rentals	**599.17**	501.24
Rates and taxes	**326.84**	340.06
Regulatory filing fee	**699.10**	537.90
Printing and stationery	**126.47**	124.09
Insurance	**397.38**	442.13
Communication	**350.92**	309.00
Legal and professional charges	**2,448.16**	1,874.55
Travel and conveyance	**1,254.65**	1,129.70
Royalty paid	**1,157.84**	220.08
Discounts	**376.01**	217.54
Freight, clearing and forwarding	**2,520.54**	2,185.42
Advertising and sales promotion	**4,008.98**	3,956.46
Market research expenses	**903.71**	757.46
Repairs and maintenance	**484.12**	389.48
Running and maintenance of vehicles	**368.30**	261.36
Recruitment and training	**190.18**	188.56
Conferences and meetings	**203.81**	168.70
Commission	**1,499.04**	1,222.45
Amounts written off [Net of reversal of provison for doubtful debts and advances Rs. 186.85 million (previous year Rs. Nil)]	**273.61**	205.24
Investments written off	**93.42**	–
Assets written off	**(11.83)**	301.74
Provision for dimunution in the value of long-term investment	**433.72**	–
Loss on sale of assets	**25.88**	103.62
Others	**1,738.79**	1,690.09
	20,468.81	17,126.87
SCHEDULE 21		
RESEARCH AND DEVELOPMENT		
Salaries, wages and bonus	**1,272.37**	1,187.51
Contribution to provident and other funds	**89.41**	77.32
Workmen and staff welfare	**57.85**	53.41
Materials and consumables	**1,217.59**	1,614.36
Power and fuel	**247.56**	181.06
Clinical trials & Bio-equivalence studies	**527.08**	375.22
Rentals	**200.22**	63.03
Repair and maintenance	**138.92**	112.23
Recruitment and training	**10.66**	14.48
Printing and stationery	**26.95**	22.08
Insurance	**31.52**	27.50
Communication	**49.78**	34.90
Analytical and processing charges	**80.83**	124.80
Legal and professional charges	**47.11**	53.11
Travel and conveyance	**107.24**	90.06
Others	**208.81**	249.05
	4,313.90	4,280.12

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008

	Rs. Million	
SCHEDULE 22	**2008**	2007
DEPRECIATION, AMORTISATION AND IMPAIRMENT		
Depreciation		
Building	**181.32**	161.43
Plant and machinery	**1,354.19**	1,252.54
Furniture and fixtures	**144.35**	124.72
Vehicles	**123.43**	118.15
Assets taken on lease		
Building	**56.08**	61.61
Vehicles	**2.15**	5.32
	1,861.52	1,723.77
Transfer from revaluation reserves	**(2.20)**	(2.20)
	1,859.32	1,721.57
Amortisation		
Patent, trade marks, designs and licences	**572.46**	411.09
Non compete	**20.33**	20.33
	592.79	431.42
Impairment		
Product development	**331.33**	30.42
Goodwill	**41.25**	–
	372.58	30.42
	2,824.69	2,183.41

SCHEDULE 23		
INCOME TAX EXPENSE / (BENEFIT)		
Current income-tax	**745.13**	1,728.09
Mat credit entitlement	**(40.02)**	(797.50)
Deferred tax	**(6,510.25)**	1,063.36
Fringe benefit tax	**155.57**	124.91
	(5,649.57)	2,118.86

SCHEDULE 24		
EARNINGS PER SHARE		
Net profit attributable to equity shareholders		
(Loss)/ profit after tax and minority interests	**(9,512.05)**	7,745.86
Exchange gain on Foreign Currency Convertible Bonds (Net of taxes)	**–**	(1,647.03)
	(9,512.05)	6,098.83
No. of weighted average equity shares		
Basic	**382,846,324**	372,906,747
Effect of dilutive equity shares on account of		
– Stock options outstanding	**–**	682,473
– Foreign Currency Convertible Bonds	**–**	27,119,165
Diluted	**382,846,324**	400,708,385
Nominal value of equity share (Rs.)	**5.00**	5.00
(LOSS) / EARNINGS PER SHARE (RS.)		
Basic	**(24.85)**	20.77
Diluted *	**(24.85)**	15.22
* Following are the potential equity shares considered to be anti dilutive in nature for the year ended December 31, 2008, hence these have not been adjusted to arrive at the dilutive earnings per share.		
- Employees stock options outstanding	**300,486**	-
- Foreign Currency Convertible Bonds	**27,119,165**	-
- Equity share warrants	**23,834,333**	-

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008

SCHEDULE 25

SIGNIFICANT ACCOUNTING POLICIES

1. Nature of operations

Ranbaxy Laboratories Limited ("Parent Company" or "the Company"), a public limited company, together with its subsidiaries joint venture and associates (hereinafter collectively referred to as the "Group") operates as an integrated international pharmaceutical organisation with businesses encompassing the entire value chain in the marketing, production and distribution of dosage forms and active pharmaceutical ingredients. The Group is also engaged in the business of consumer healthcare products.

The Group presently has manufacturing facilities in eleven countries, namely India, the United States of America, Brazil, China, Ireland, Japan, Malaysia, Nigeria, Romania, South Africa and Vietnam. The Group's major markets include the United States of America, India, Europe, Russia/CIS, and South Africa. The United States of America is the largest market and major products are Simvastatin, CoAmoxyclav, Amoxycillin, Ciprofloxacin, Isotretinon, and Cephalexin. The research and development activities of the Group are principally carried out at its facilities in Gurgaon, near New Delhi, India.

The Parent Company's shares are listed for trading on the National Stock Exchange and the Bombay Stock Exchange in India and its Global Depository Receipts (covering equity shares of the Parent Company) are listed on the Luxembourg Stock Exchange and Foreign Currency Convertible Bonds (FCCB) are listed on the Singapore Stock Exchange.

2. Basis of presentation

The financial statements have been prepared to comply with the Accounting Standards referred to in the Companies (Accounting Standards) Rules 2006 issued by the Central Government in exercise of the power conferred under sub-section (I) (a) of section 642 and the relevant provisions of the Companies Act, 1956 (the 'Act'). The financial statements have been prepared under the historical cost convention on accrual basis. The accounting policies have been consistently applied by the Group unless otherwise stated.

3. Use of estimates

In preparing Group's financial statements in conformity with accounting principles generally accepted in India, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Any revision to accounting estimates is recognised in the period in which the same is determined.

4. Principles of consolidation

The consolidated financial statements include the financial statements of the Parent Company, its subsidiaries, joint ventures and share of profits or losses in associates.

The consolidated financial statements have been combined on a line-by-line basis by adding the book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances/transactions and unrealized profits in full. The amounts shown in respect of reserves comprise the amount of the relevant reserves as per the balance sheet of the Parent Company and its share in the post-acquisition increase/ decrease in the reserves of the consolidated entities.

Proportionate share of interest in joint ventures has been accounted for by the proportionate consolidation method in accordance with Accounting Standard - 27 - "Financial Reporting of Interests in Joint Ventures".

An investment in an associate has been accounted for by the equity method of consolidation from the date on which it falls within the definition of associate in accordance with Accounting Standard - 23 - "Accounting for Investments in Associates in Consolidated Financial Statements".

The excess/deficit of cost to the Parent Company of its investment over its portion of net worth in the consolidated entities at the respective dates on which the investment in such entities was made is recognised in the financial

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008

SCHEDULE 25

SIGNIFICANT ACCOUNTING POLICIES (Contd.)

statements as goodwill/capital reserve. The Parent Company's portion of net worth in such entities is determined on the basis of book values of assets and liabilities as per the financial statements of the entities as on the date of investment and if not available, the financial statements for the immediately preceding period adjusted for the effects of significant changes.

Entities acquired during the year have been consolidated from the respective dates of their acquisition.

The consolidated financial statements are presented, to the extent possible, in the same format as that adopted by the Parent Company for its separate financial statements.

5. Intangibles

Patents, Trademarks, Designs and Licences

Cost relating to patents, trademarks, designs and licences, which are acquired, are capitalised and amortised on a straight -line basis over the estimated useful life which is generally upto a period of 10 years except in cases where based on available evidence the economic benefit is reasonably expected to accrue beyond 10 years.

Computer software

Software which is not an integral part of the related hardware, is classified as an intangible asset and is being amortised over a period of 6 years, being the estimated useful life.

Non-compete

Non-compete compensation is capitalised and amortised on a straight line basis over the term of the non - compete agreement.

Goodwill

Goodwill reflects the excess of cost of acquisition over the book value of net assets acquired on the date of the acquisition. Goodwill is tested for impairment on an annual basis.

Product Development

Cost incurred for acquiring rights for products under development are recognised as intangible assets and amortised on a straight-line basis over a period of five years from the date of regulatory approval. Subsequent expenditures on development of such products are also added to the cost of intangibles.

6. Fixed assets

Fixed assets are stated at cost less accumulated depreciation and impairment losses. Cost comprises the purchase price and any attributable cost of bringing the asset to their working condition for their intended use.

Borrowing costs directly attributable to the acquisition or construction of fixed assets which necessarily take a substantial period of time to get ready for their intended use are capitalised.

7. Depreciation

Depreciation on fixed assets is provided on straight line method over useful life estimated by the management or on the basis of depreciation rates prescribed under respective local laws.

8. Investments

Investments that are readily realisable and intended to be held for not more than a year are classified as current investments. All other investments are classified as long-term investments.

Current investments are carried at lower of cost and fair value determined on an individual investment basis. Long-term investments are carried at cost, however, provision for diminution in value is made to record other than temporary diminution in the value of such investments.

Profit/ loss on sale of investments is computed with reference to their average cost.

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008

SCHEDULE 25

SIGNIFICANT ACCOUNTING POLICIES (Contd.)

9. Inventories

Inventories are valued as follows:

Raw materials, stores and spares and packaging materials

Lower of cost and net realisable value. However, materials and other items held for use in the production of finished goods are not written down below cost if the products in which they will be used are expected to be sold at or above cost. Cost is determined on a weighted average basis.

Finished goods

Lower of cost and net realisable value. Cost includes direct materials and labour and a proportion of manufacturing overheads based on normal operating capacity. Cost of finished goods includes excise duty and other taxes, wherever applicable.

Work-in-process

At cost upto estimated stage of completion. Cost includes direct materials and labour and a proportion of manufacturing overheads based on normal operating capacity.

Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and estimated costs necessary to make the sale.

Where duty paid/ indigenous materials are consumed, in manufacture of products exported prior to duty-free import of materials under the Advance License Scheme, the estimated excess cost of such materials over that of duty free materials is carried forward and charged to profit and loss account on consumption of such duty-free materials.

10. Expenditure on regulatory approvals

Expenditure incurred for obtaining regulatory approvals and registration of products developed in-house is charged to profit and loss account.

11. Employees stock option plan

The accounting value of stock options representing the excess of the market price on the date of grant over the exercise price of the shares granted under "Employees Stock Option Scheme" of the Company, is amortised as "Deferred employees compensation" on straight-line basis over the vesting period in accordance with the SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 and Guidance Note 18 "Employee Share Based Payments" issued by Institute of Chartered Accountant of India ("ICAI").

12. Revenue recognition

Revenue is recognised to the extent that it can be reliably measured and is probable that the economic benefits will flow to the Group.

Sale of Goods

Revenue from sale of goods is recognised when the significant risks and rewards of ownership of the goods are transferred to the customer and is stated net of trade discounts, excise duty, sales returns and other levies.

Royalties, Technical Know-how and Licensing income

Revenue is recognised on accrual basis in accordance with the terms of the relevant agreement.

Interest

Revenue is recognised on a time proportion basis taking into account the amount outstanding and the applicable rate of interest.

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008

SCHEDULE 25

SIGNIFICANT ACCOUNTING POLICIES (Contd.)

Dividends

Revenue is recognised when the right to receive is established.

Chargebacks

In the United States of America, large customers are the major wholesalers who resell products to third party customers like managed care organisations, drug store chains and pharmacies. A significant part of the gross revenues from such wholesalers are subject to various forms of rebates and allowances (referred to as "Chargebacks"), which are recorded as reductions from the gross revenues. The computation of the estimate for expected chargebacks is complex and involves significant judgment based on historical experience and estimated wholesaler inventory levels, as well as expected sell-through levels by the wholesalers to indirect customers. The primary factors considered in developing and evaluating provision for chargbacks include the average historical chargeback credits and an estimate of the inventory held by such wholesalers, based on internal analysis of wholesaler's historical purchases and contract sales.

13. Export benefits/incentive

Export entitlements under the Duty Entitlement Pass Book ("DEPB") Scheme and Focused Marketing Scheme are recognised in the profit and loss account when the right to receive credit as per the terms of the scheme is established.

Obligations/entitlements on account of the Advance License Scheme for import of raw materials are accounted for on purchase of raw materials/export sales.

14. Research and development

Revenue expenditure incurred on research and development is charged to profit and loss account in the year it is incurred.

Capital expenditure is included in the respective heads under fixed assets and depreciation/amortisation thereon is charged to depreciation the profit and loss account.

15. Foreign exchange transactions

Indian Rupee is the reporting currency for the Group. However, the local currencies of non-integral overseas subsidiaries and joint venture are different from the reporting currency of the Group. The translation of local currencies into Indian Rupee is performed for assets and liabilities (excluding share capital, opening reserves and surplus), using the exchange rate as at the balance sheet date, and for revenues, costs and expenses using average exchange rate during the reporting period. Share capital, opening reserves and surplus are carried at historical cost. Resultant currency translation exchange gain/loss is carried as foreign currency translation reserve under reserves and surplus. Investments in foreign entities are recorded at the exchange rate prevailing on the date of making the investment.

Income and expenditure items of integral foreign operations are translated at the monthly average exchange rate of their respective foreign currencies. Monetary items at the balance sheet date are translated using the rates prevailing on the balance sheet date. Non- monetary assets are recorded at the rates prevailing on the date of the transaction.

Transactions in foreign currencies are recorded by the reporting entities in their local currency at the rates prevailing on the date of the transaction. Monetary items denominated in foreign currency are restated at the rates prevailing on the balance sheet date.

Exchange differences arising on the settlement of monetary items or on reporting company's monetary items at rates different from those at which they were initially recorded during the year, or reported in the previous financial statements, are recognised as income or expense in the year in which they arise.

The exchange differences arising on the forward contracts to hedge the foreign currency risk of an underlying

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008

SCHEDULE 25

SIGNIFICANT ACCOUNTING POLICIES (Contd.)

asset or liability existing on the date of the contract are recognised in the profit and loss account of the period in which the exchange rates change, based on the difference between i) foreign currency amount of the forward contract translated at the exchange rates at the reporting date, or the settlement date where the transaction is settled during the reporting period, and ii) the same foreign currency amount translated at the later of the date of the inception of the contract and the last reporting date, as the case may be. The premium or discount on all such contracts arising at the inception of each contract is amortised as expense or income over the life of the contract.

Any profit or loss arising on cancellation or renewal of forward foreign exchange contracts is recognised as income or expense for the year.

16. Derivative instruments and hedge accounting

The Company uses foreign exchange forwards contracts and options to hedge its exposure to movements in foreign exchange rates. These foreign exchange forward contracts and options are not used for trading or speculation purposes.

The accounting policies for forward contracts and options are based on whether they meet the criteria for designation as effective cash flow hedges. To designate a forward contract or option as an effective cash flow hedge, the Company objectively evaluates with appropriate supporting documentation at the inception of the each contract whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. Effective hedge is measured by comparing the cumulative change in the fair value of the hedge contract with a cumulative change in the fair value of the hedged item.

For forward contracts or options that are designated as effective cash flow hedges, the gain or loss from the effective portion of the hedge is recorded and reported directly in the Reserve and Surplus (under the head "Hedging Reserve") and are reclassified into the profit and loss account upon the occurrence of the hedged transactions. The gain/loss on options designated as effective cash flow hedges are included along with the underlying hedged forecasted transactions.

The Company recognises gains or losses from changes in fair values of forward contracts and options that are not designated as effective cash flow hedges for accounting purposes in the profit and loss account in the period the fair value changes occur.

17. Employee benefits

Liabilities in respect of defined benefit plans other than provident fund schemes are determined based on actuarial valuation made by an independent actuary primarily using projected unit credit method as at the balance sheet date. The actuarial gains or losses are recognised immediately in the profit and loss account. In respect of provident fund schemes, administered by the trusts, liability is recognised for shortfall in the plan assets vis-à-vis the fund obligation, if any.

Contribution towards the defined contribution plans are recognised in the profit and loss account on accrual basis.

18. Earnings per share

Basic earnings per share is calculated by dividing the net profit or loss for the period attributable to equity shareholders by the weighted average number of equity shares outstanding during the period. The weighted average numbers of equity shares outstanding during the period are adjusted for events of bonus issue and share split.

For the purpose of calculating diluted earnings per share, the net profit or loss for the period attributable to equity shareholders and the weighted average number of shares outstanding during the period are adjusted for the effects of all dilutive potential equity shares.

19. Taxes on income

Provision for tax for the year comprises estimated current income-tax determined to be payable in respect of taxable income and deferred tax being the tax effect of temporary timing differences representing the difference

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008

SCHEDULE 25

SIGNIFICANT ACCOUNTING POLICIES (Contd.)

between taxable and accounting income that originate in one period and are capable of reversal in one or more subsequent periods and is calculated in accordance with the relevant domestic tax laws. Deferred tax is measured based on the tax rates and the tax laws enacted or substantively enacted as at the balance sheet date. Deferred tax assets are recognised only to the extent that there is reasonable certainty that sufficient future taxable income will be available against which such deferred tax assets can be realised. In respect of carry forward losses and unabsorbed depreciation, deferred tax assets are recognised only to the extent there is virtual certainty that sufficient future taxable income will be available against which such deferred tax assets can be realised.

Provision for Fringe Benefit Tax for the year has been determined in accordance with the provisions of section 115 WC of the Income Tax Act, 1961.

Minimum alternative tax ("MAT") payable under the provisions of the Income Tax Act, 1961 is recognised as an asset in the year in which credit becomes eligible and is set off in the year in which the Company becomes liable to pay income taxes at the enacted tax rates.

20. Contingent liabilities and provisions

The Company makes a provision when there is a present obligation as a result of a past event where the outflow of economic resources is probable and a reliable estimate of the amount of the obligation can be made.

A disclosure is made for a contingent liability when there is a:

- possible obligation, the existence of which will be confirmed by the occurrence/non-occurrence of one or more uncertain events, not fully with in the control of the Company;
- present obligation, where it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation;
- present obligation, where a reliable estimate cannot be made.

21. Impairment of assets

The Company assesses at each balance sheet date whether there is any indication that an asset may be impaired. If any such indication exists, the Company estimates the recoverable amount of the asset. If such recoverable amount of the asset or the recoverable amount of the cash generating unit to which the asset belongs is less than its carrying amount, the carrying amount is reduced to its recoverable amount. The reduction is treated as an impairment loss and is recognised in the profit and loss account. If at the balance sheet date there is an indication that if a previously assessed impairment loss no longer exists, the recoverable amount is reassessed and the asset is reflected at the recoverable amount subject to a maximum of depreciated historical cost.

22. Government Grants

Government grants related to revenue are recognised on systematic basis in the profit and loss account over the periods necessary to match them with the related costs which they are intended to compensate.

23. Lease accounting

i) Assets acquired on lease where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Such assets are capitalised at the inception of the lease at the lower of fair value or the present value of minimum lease payments and a liability is created for an equivalent amount. Each lease rental paid is allocated between the liability and the interest cost, so as to obtain a constant periodic rate of interest on the outstanding liability for each period. The resultant interest cost is charged to profit and loss account on accrual basis.

ii) Operating lease payments are recognised as an expense on a straight-line basis over the term of the lease.

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008

SCHEDULE 26

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. **Share capital**

a] Share capital includes:

[i] 293,698,988 (Previous year 293,698,988) Equity shares of Rs. 5 each allotted as fully paid bonus shares by capitalisation out of securities premium and reserves.

[ii] 6,562,308 (Previous year 6,562,308) Equity shares of Rs. 5 each allotted as fully paid up pursuant to contract without payment being received in cash.

[iii] On October 28, 2008 Daiichi Sankyo Company, Limited, Japan (Daiichi Sankyo) acquired majority stake in the Company. The Company issued equity shares to Daiichi Sankyo:

1. 46,258,063 (Previous year Nil) Equity shares of Rs. 5 each allotted as fully paid up on a preferential basis to Daiichi Sankyo.
2. 23,834,333 warrants issued to Daiichi Sankyo on October 20, 2008. Each warrant will convert into one equity share of Rs. 5 each at a premium of Rs. 732 per share at any time between six months to eighteen months from the date of allotment of warrants (Rs. 73.70 per warrant being 10% of the exercise price received).
3. As of December 31, 2008 Daiichi Sankyo holds 63.92% of the total outstanding equity share capital of the Company. Pursuant to the change in the ownership of the Company, the Board of Directors of the Company was re-constituted on December 19, 2008.

b] Outstanding stock options for equity shares of the Parent Company under the "Employees Stock Option Scheme":

Date of grant	**Exercise price Rs.**		**2008 Numbers**		2007 Numbers	
January 12, 2001*	336.50	(210.31)	**31,326**	**(50,122)**	72,887	(116,619)
December 3, 2001*	297.50	(185.94)	**64,966**	**(103,946)**	161,551	(258,482)
April 1, 2002*	372.50	(232.81)	**147,224**	**(235,558)**	291,027	(465,643)
February 7, 2003	283.50	-	**456,732**	-	833,919	-
January 22, 2004	496.00	-	**1,328,047**	-	1,547,602	-
January 17, 2005	538.50	-	**1,786,790**	-	2,034,100	-
January 17, 2006	392.00	-	**783,808**	-	982,120	-
January 17, 2007	430.00	-	**1,052,456**	-	1,245,750	-
January 16, 2008	391.00	-	**1,406,500**	-	-	-
June 11, 2008	561.00	-	**15,000**	-	-	-
December 19, 2008	219.00	-	**200,000**	-	-	-
			7,272,849	**(389,626)**	7,168,956	(840,744)

*The figures in parenthesis represents adjusted exercise price in accordance with the Employees Stock Option Scheme of the Parent Company on account of issue of bonus shares in the ratio of 3:5 on October 11, 2002.

2. **Secured loans:**

Loans under different categories are secured against certain assets, property, equipment and other immovable property, inventories and receivable of the parent company or concerned subsidiary.

	Rs. Million	
	2008	2007
3. **Long-term loans repayable within one year (unsecured)**	**1,753.80**	3,849.60

4. **Foreign Currency Convertible Bonds ('FCCB')**

The Group has outstanding zero coupon Foreign Currency Convertible Bonds (FCCB) aggregating to US $ 440 million. The Bond holders have the option to convert FCCB into common equity shares of the Company at a price of Rs. 716.32 per share (subject to adjustment, if any) with a fixed exchange rate of Rs. 44.15 per US $ 1, at any time on or after April 27, 2006 and but before March 09, 2011.

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008

SCHEDULE 26

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

The FCCB may be redeemed, in whole, at the option of the Group at any time on or after March 18, 2009, but before February 06, 2011, subject to the satisfaction of certain conditions. The FCCBs are redeemable on March 18, 2011, at a premium of 26.765 percent of their principal amount unless previously converted, redeemed, purchased or cancelled.

Pursuant to the change of control of the Group and as required by the Offering Circular of the FCCB, the bondholders had the right for early redemption of these bonds, which was subject to the approval of Reserve Bank of India (RBI) for any early redemption prior to March 18, 2011. Accordingly, the Company made an application with the RBI for the early redemption, which has not been granted.

5. **Fixed assets**

Land includes:

a] cost of leasehold land Rs. 268.48 million (Previous year Rs. 231.56 million).

b] cost of freehold land Rs. 26.56 million (Previous year Rs. 52.36 million) pending registration in the name of the Parent Company and the concerned subsidiaries.

	Rs. Million	
	2008	2007
6. Investments - Net of provision		
Quoted		
Associates:		
Aggregate book value	**2,361.82**	1,077.62
Market value	**1,728.85**	1,177.73
Others:		
Aggregate book value	**2,088.62**	232.69
Market value	**1,841.28**	1,629.30
Unquoted		
Associates:		
Aggregate book value	**965.94**	936.81
Others:		
Aggregate book value	**15.13**	156.05
7. Premium on outstanding forward exchange contracts to be recognised in the subsequent year	**-**	86.27
8. Cash and bank balances:		
Deposit receipts pledged with the Government Authorities	**0.75**	0.71
Deposit receipts pledged with Banks	**1,214.75**	-

9. **Share-based compensation**

In accordance with the guidance note - 18 "Employee Share Base Payments" the following information relates to the stock options granted by the Company.

The Group's Employee Stock Option Schemes ("ESOSs") provide for the grant of stock options to eligible management employees and Directors of the Company and subsidiaries. The ESOSs are administered by the Compensation Committee of the Board of Directors of the Company ("Committee"). Options are granted on the basis of performance and the grade of the employee. Presently there are three ESOSs ("ESOS I", "ESOS II" and "ESOS 2005"). Options are granted at the discretion of the committee to select employees depending upon certain criterion.

The ESOSs limits the maximum grant of options to an employee at 25,000 for ESOS I and 40,000 each for ESOS II and ESOS 2005 in any given year. ESOS I and II provide that the grant price of options is to be determined at the average of the daily closing price of the Group's equity shares on the NSE during a period of 26 weeks preceding the date of the grant. ESOS 2005 provides that the grant price of options will be the latest

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008

SCHEDULE 26

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

available closing price on the stock exchange on which the shares of the Group are listed, prior to the date of the meeting of the Committee in which the options are granted. If the shares are listed on more than one stock exchange, then the stock exchange where there is highest trading volume on the said date shall be considered. The options vests evenly over a period of five years from the date of grant. Options lapse if they are not exercised prior to the expiry date, which is ten years from the date of the grant.

As the number of shares that an individual employee is entitled to receive and the price of the option is known on the grant date, the grants made pursuant to the ESOSs are considered fixed grants.

The Shareholders Committee from time to time have approved for issuance of shares under the Employees Stock Options Scheme(s) as per details given below:

Date of approval	No. of Shares
June 29, 2002	2,50,000
June 25, 2003	4,00,000
June 30, 2005	4,00,000

Notes:

The stock options outstanding as on June 30, 2005 are to be proportionately adjusted in view of the sub-division of equity shares of the Company from the face value of Rs. 10 each into 2 equity shares of Rs. 5 each.

Options granted upto October 3, 2002 are entitled for additional shares keeping in view of bonus shares in the ratio of 3:5 on October 11, 2002.

2008

	Stock options (numbers)	Range of exercise prices (Rs.)	Weighted-average exercise price (Rs.)	Weighted-average remaining contractual life (years)
Outstanding beginning of the period	**7,168,956**	**283.50-538.50**	**446.52**	**6.87**
Granted during the period	**1,774,825**	**219.00-561.00**	**373.05**	**9.15**
Forfeited during the period	**(456,910)**	**283.50-538.50**	**436.56**	**–**
Exercised during the period	**(880,605)**	**283.50-538.50**	**350.65**	**–**
Lapsed during the period	**(333,417)**	**283.50-538.50**	**473.41**	**–**
Outstanding end of the period	**7,272,849**	**219.00-561.00**	**439.59**	**6.73**
Exercisable at the end of the period	**3,450,209**	**283.50-538.50**	**457.31**	**5.50**

2007

	Stock options (numbers)	Range of exercise prices (Rs.)	Weighted-average exercise price (Rs.)	Weighted-average remaining contractual life (years)
Outstanding beginning of the year	6,850,980	283.50 - 538.50	446.35	7.35
Granted during the year	1,331,575	430.00	430.00	9.05
Forfeited during the year	(437,184)	283.50 - 538.50	472.46	–
Exercised during the year	(281,954)	283.50 - 538.50	317.05	–
Lapsed during the year	(294,461)	283.50 - 538.50	459.64	–
Outstanding end of the year	7,168,956	283.50 - 538.50	446.52	6.87
Exercisable at the end of the year	3,238,112	283.50 - 538.50	435.42	6.00

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008

SCHEDULE 26

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

The following table summarises information about stock options outstanding as at December 31, 2008:

	Options outstanding			Options exercisable	
Range of exercise prices	**Stock options (numbers)**	**Weighted-average remaining contractual life (Year)**	**Weighted-average exercise price (Rs.)**	**Stock options (numbers)**	**Weighted-average exercise price (Rs.)**
Upto Rs 283.50	656,732	5.88	263.86	456,732	283.50
Rs 284.00 - Rs 392.00	2,433,824	7.79	387.01	563,304	372.89
Rs 393.00 - Rs 561.00	4,182,293	6.24	497.78	2,430,173	509.54
	7,272,849	**6.73**	**439.59**	**3,450,209**	**457.31**

During the year ended December 31, 2008, there were 880,605 options exercised with a total intrinsic value of Rs. 308.79 million. During 2007, there were 281,954 options exercised with a total intrinsic value of Rs. 89.39 million.

If the Company used fair value method to account for the employee share based payments, the loss for the year would have increased by Rs. 336.74 million (previous year Rs. 218.73 million) and basic and diluted (loss)/ earning per share would have reduced to Rs. (25.73) (previous year Rs. 20.19, Rs.14.67)

10. Employee benefits

The Group is primarily using the Projected Unit Credit method and other assumptions as per the market. The Group is providing following benefit to their employees.

For the below mentioned defined benefit schemes:

a) Pension
b) Gratuity
c) Leave encashment

Actuarial valuation was done with the following assumptions.

Particulars	**Pension** (Unfunded)	**Leave Encashment** (Unfunded)	**Gratuity** (Funded)	**Gratuity** (Unfunded)
Discount rate	8.25% *8 %*	8%-8.25% *8 %*	8.25% *8 %*	8 % *8 %*
Rate of increase in compensation levels	5.5% *5.5%*	5.5% *5.5%*	5.5% *5.5%*	5.5% *5.5%*
Rate of return of plan assets	N.A *NA*	N.A. *NA*	8 % *8 %*	N.A *NA*
Expected average remaining working lives of employees (years)	21.20 *21.43*	21.14-27.09 *21.38-24.35*	21.20-24.50 *21.43-24.34*	27.09 *21.92-28.96*

Figures in italics are for 2007

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008

SCHEDULE 26

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

Rs. Million

Change in the present value of obligation	**Pension** (Unfunded)	**Leave Encashment** (Unfunded)	**Gratuity** (Funded)	**Gratuity** (Unfunded)
Present value of obligation as of January 1, 2008	1,205.49	186.78	378.88	4.12
	957.65	*153.70*	*314.57*	–
Interest cost	99.45	15.21	30.74	0.33
	76.61	*12.30*	*24.42*	–
Current service cost	106.92	60.65	39.09	0.48
	158.86	*31.61*	*29.90*	*4.12*
Benefit paid	(32.59)	(55.21)	(48.79)	(0.01)
	(25.70)	*(48.38)*	*(27.46)*	–
Actuarial (gain)/loss on obligations	191.92	58.01	82.25	(0.35)
	38.07	*37.55*	*37.45*	–
Present value of obligation as of December 31, 2008	**1,571.19**	**265.44**	**482.17**	**4.57**
	1,205.49	*186.78*	*378.88*	*4.12*

Change in the Fair value of Plan Assets	**Gratuity** (Funded)
Fair value of plan assets as of January 1, 2008	354.52
	314.57
Actual return on plan assets	29.62
	24.35
Contributions	103.85
	43.06
Benefit paid	(48.80)
	(27.46)
Fair value of plan assets as of December 31, 2008	439.19
	354.52

Reconciliation of present value of defined benefit obligation and the fair value of assets	**Gratuity** (Funded)
Present value of funded obligation as of December 31, 2008	482.17
	378.88
Fair value of plan assets as at the end of the period funded status	439.19
	354.52
Present value of unfunded obligation as of December 31, 2008	42.98
	24.36
Unfunded net liability recognised in balance sheet	42.98
	24.36

Figures in italics are for 2007

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008

SCHEDULE 26

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

Rs. Million

Expenses recognised in the Profit and Loss Account	**Pension** (Unfunded)	**Leave Encashment** (Unfunded)	**Gratuity** (Funded)	**Gratuity** (Unfunded)
Current service cost	106.92 *158.86*	60.52 *39.80*	39.09 *29.90*	0.47 *4.12*
Interest cost	99.45 *76.61*	15.22 *12.30*	30.74 *24.42*	0.33 *-*
Expected return on plan assets	N.A *NA*	N.A *NA*	(30.31) *(25.50)*	- *-*
Settlement cost/credit	(15.34) *(9.57)*	(8.31) *(3.96)*	(2.79) *(1.75)*	- *-*
Net actuarial (gain)/loss recognised in the period	191.92 *38.07*	58.01 *37.55*	82.94 *38.61*	(0.35) *-*
Total expenses recognised in the profit & loss account	**382.95** *263.97*	**125.44** *85.69*	**119.67** *65.68*	**0.45** *4.12*

The major categories of plan assets as a percentage of total plan assets are as under:

Particulars	**Gratuity**
Central Government securities	15% *15%*
State Government securities	12% *10%*
Bonds and securities of public sector / Financial Institutions	62% *56%*
Deposits with Reserve Bank of India	11% *19%*

Figures in italics are for 2007

Retirement pension payments

The Ranbaxy Pharmacie Generiques SAS and one of its Subsidiary Company also has a retirement pension payments plan as per collective agreement. The payment is made at the time of retirement.

The following table sets out the status of the pension plan and the amounts recognised in the Group's consolidated financial statements:

Rs. Million

Change in the benefit obligations	**2008**	2007
Projected Benefit Obligations ("PBO") at the beginning of the year	**49.51**	43.25
Service cost	**4.33**	3.96
Interest cost	**2.49**	2.16
Actuarial loss	**0.32**	0.42
Benefits paid	**-**	0.30
Translation adjustments	**9.40**	(0.58)
PBO at the end of the year	**66.05**	49.51
Net pension cost for the years ended December 31, 2008 and 2007 included the following components:		
Service cost	**4.33**	3.96
Interest cost	**2.49**	2.16
Actuarial loss	**0.32**	0.42
Benefits paid	**-**	0.30
Net pension cost	**7.14**	6.84
The actuarial assumptions used in accounting for the Pension Plan were as follows:		
Present value	**4.25%**	4.70%
Rate of increase in compensation levels		
Management cadre	**3%**	3%
Non-management cadre	**2%**	2%

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008

SCHEDULE 26

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

Deferred compensation plan

Ranbaxy Pharmaceuticals, Inc. maintains a non qualified, deferred compensation plan for certain executive employees. Each participating employee may elect to defer up to 100 percent of their compensation. The employees' contributions to the Plan are invested in certain funds based on each employee's investment election and the fair market value of those funds are recorded as a long-term asset with a corresponding liability representing future benefits payable to the employees.

Vacation pay plan

The Parent Company and certain subsidiaries in India, permit encashment of leave accumulated by their employees on retirement, separation and during the course of service. The liability for encashment of such leave is determined and provided on the basis of actuarial valuation performed by an independent actuary at the balance sheet date.

The following table sets out the status of the Vacation Pay Plan of the Parent Company and the corresponding amounts recognised in the Group's consolidated financial statements:

	Rs. Million	
Change in the benefit obligations	**2008**	2007
Projected Benefit Obligations ("PBO") at the beginning of the year	**182.38**	159.82
Service cost	**31.77**	27.20
Interest cost	**15.08**	12.30
Actuarial loss	**57.80**	37.55
Benefits paid	**(55.18)**	(54.49)
PBO at the end of the year	**231.85**	182.38
Net vacation pay cost for the years ended December 31, 2008 and 2007 included the following components:		
Service cost	**31.77**	27.20
Interest cost	**15.08**	12.30
Actuarial loss	**57.80**	37.55
Net vacation pay cost	**104.65**	77.05
The actuarial assumptions used in accounting for the Vacation pay plan were as follows:		
Discount rate	**8.25%**	8.0%
Rate of increase in compensation levels	**5.5%**	5.5%

Other benefit plans

1. The Parent Company and certain Group companies also have defined contribution plans, which are largely governed by local statutory laws of the respective countries and cover the eligible employees of the specific entity. These plans are funded both by the members and by monthly company contributions, primarily based on a specified percentage of the employees' salary. The total contribution to these schemes during the years ended December 31, 2008 and 2007 are Rs.505.23 million and Rs. 300.26 million, respectively.
2. Further Ranbaxy Inc., one of the overseas subsidiaries, participates in a savings plan under Section 401(k) of the Internal Revenue Code ("Code") covering substantially all eligible employees. The plan allows for employees to defer up to 15% of their annual earnings (within limitations, as adjusted by Section 415(b)(1)(A) of the Code) on a pre-tax basis through voluntary contributions to the plan.

   The plan provides that Ranbaxy Inc., can make optional contributions in an amount up to the maximum allowable by Section 404 of the Code. Employees achieve a 25 percent vested status after one year of

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008

SCHEDULE 26

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

service and fully vested status after three years of service. During the years ended December 31, 2008 and December 31, 2007, the contributions to the plan are Rs 39.90 million and Rs 33.72 million, respectively.

3. During the year Ranbaxy Pharmaceuticals, Canada Inc. [RPCI] participated in a saving plan registered with CRA - Canadian Revenue Agency covering all employees. The plan allows for employees to deposit up to 15% of their annual earnings (within limitations, as adjusted by maximum amounts as determined by CRA) on a pre-tax basis through voluntary contributions to the plan.

   The plan provides that RPCI can make optional contributions in an amount up to the 4.5% of the total salary of the employee. Employees are fully vested with regard to the employer's contribution following two years of service. For the year ended December 31, 2008 the contributions to the plan were Rs 2.69 million.

4. Terapia, S.A. (Terapia) provides Post Retirement benefit plan, under which employees receive a bonus equal to two gross average salary (up to the year 2007 one gross average salary), on retirement, in compliance with the provisions of the collective labour agreement.

	Rs. Million	
	2008	2007
11. Remuneration to Directors of the Parent Company*		
Salaries and allowances	**229.08**	149.50
Contribution to provident and other funds	**44.40**	8.92
Directors' fee	**2.46**	2.42
Commission	–	144.00
Perquisites	**1.34**	7.51
	277.28	312.35

* Exclusive of provision for future liabilities in respect of retirement and leave encashment benefits (which are based on actuarial valuation done on overall Company basis) and amortisation of deferred employees compensation on grant of stock options under "Employees Stock Option Scheme" of the Parent Company.

Exclusive of pension paid/payable to a non-executive director for the services rendered in earlier years as a whole time director/employee Rs. 2.29 million (Previous year Rs. 2.29 million).

The remuneration to the Directors is approved by the shareholders of the Company, however, owing to losses during the year, not determinable on the date of such approval, the remuneration so approved and paid is in excess of the requirements of the Companies Act, 1956. The Company has made an application to the Central Government for waiver of the excess remuneration.

	Rs. Million	
	2008	2007
12. Contingent liabilities and provisions		
Claims not acknowledged as debts*	**2,085.68**	1,463.46
Indirect taxes*	**249.93**	234.22
Guarantees to banks on behalf of others	**1,236.61**	–

*Rs. 352.81 million (Previous year 348.57 million) deposited under protest.
Interest on certain claims may be payable as and when the outcome of the related claim is determined and has not been included above.

13. Estimated amount of contracts remaining to be executed on capital account and investments, net of advance	**1,311.71**	761.75

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008

SCHEDULE 26

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

14. Hedging and Derivatives

Pursuant to ICAI Announcement "Accounting for Derivatives" on the early adoption of Accounting Standard 30 - Financial Instruments: "Recognition and Measurement" ("AS 30"), the Company has early adopted AS 30 with effect from October 01, 2008, to the extent that the adoption does not conflict existing mandatory accounting standards and other authoritative pronouncements, company law and other regulatory requirements. Pursuant to the adoption:-

a) Transitional loss representing the loss on fair valuation of foreign currency options, determined to be ineffective cash flow hedges on the date of adoption, amounting to Rs.11,780.96 million (net of tax) has been adjusted against the opening balance of the General Reserve in the Balance Sheet.

b) Loss on the fair valuation of forward covers, which qualify as effective cash flow hedge amounting to Rs. 722.56 million (net of tax), on the date of adoption, has been recognised in the hedging reserve account.

Following are the outstanding forward exchange contracts and currency options entered into by the company.

						2008
Category		**Currency**	**Cross Currency**	**Amount**	**Buy/ Sell**	**Purpose**
Forward Contract	USD Million	USD	INR	218.40	Sell	Hedging
Forward Contract	USD Million	EUR	USD	35.30	Sell	Hedging
Forward Contract	USD Million	GBP	USD	0.17	Sell	Hedging
Forward Contract	USD Million	USD	Brazilian Realz	5.25	Buy	Hedging
Currency options	USD Million	USD	INR	1403.00	Sell	Hedging
Inter rate swap (JPY LIBOR)	JPY Billion	JPY	INR	7.35	Sell	Hedging

15. Leases

a) Finance lease :

The Group has acquired assets under finance lease comprising mainly of land, buildings and vehicles. The minimum lease rentals and the present value of minimum lease payments as at December 31, 2008 and 2007 are as under:

		Rs. Million	
		2008	2007
a)	Minimum lease payments outstanding	**564.53**	525.34
b)	Present value of minimum lease payments	**436.88**	451.87
c)	Amounts due		

		Minimum lease payments Rs. Million		Present value of minimum lease payments Rs. Million	
		2008	2007	**2008**	2007
i)	not later than one year	**84.49**	67.08	**50.74**	48.23
ii)	later than one year but not later than five years	**348.44**	278.17	**262.31**	231.31
iii)	later than five years	**131.61**	180.09	**123.83**	172.33

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008

SCHEDULE 26

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

b) Operating lease :

The Group has leased various commercial premises and other facilities under non-cancellable operating lease. The future lease payments in respect of these are as follows:

Minimum lease payments:	**Rs. Million**
a. not later than one year	155.72
b. later than one year but not later than five years	464.00
c. later than five years	169.33
Total	789.05

c) The Lease expense recognised during the year amounted to Rs. 799.39 million (Previous year Rs. 564.27 million)

16. Joint Venture

The Company has 50:50 joint venture with Nihon Pharmaceuticals Industry Co. Ltd. Japan. The following are the Company's share of assets, liabilities, income and results of the joint venture, which are included in the Balance Sheet and Profit & Loss account respectively.

	Rs. Million	
Particulars	**2008**	2007
Balance Sheet		
Reserve and surplus	**518.88**	293.06
Loan fund	**148.12**	115.90
Fixed assets (net)	**280.40**	117.59
Investments	**5.50**	3.72
Current assets (net)	**393.33**	300.65
Deferred tax asset (net)	**30.66**	15.33
Profit and Loss		
Income	**684.74**	476.94
Expenses	**577.65**	393.98
Interest	**0.41**	0.48
Depreciation	**16.55**	10.37
Provision for tax	**31.62**	31.61
Profit after tax	**58.51**	40.50

17. Impairment loss

The Company during the year provided for impairment loss of Rs. 331.32 million on certain product development rights. The impairment loss has been determined owing to the prevailing market conditions of the underlying molecules for which the product development rights were acquired.

18. Related party disclosures

a] Holding Company:

Daiichi Sankyo Company, Limited

b] Joint Venture:

Nihon Pharmaceuticals Industry Co. Ltd. Japan

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008

SCHEDULE 26

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

c] **Relationship:**

Key management personnel	Relatives*	Entities over which significant influence is exercised
Mr. Malvinder Mohan Singh	Mrs. Nimmi Singh, mother	Fortis Healthcare Ltd. (Including its subsidiaries) Super Religare Laboratories Limited [formerly SRL Ranbaxy Limited] International Hospitals Limited Religare Securities Limited Ran Air Services Limited Religare Travels (India) Limited Escorts Heart Institute and Research Center Limited Fortis Clinical Research Limited Religare Technova IT Services Limited [formerly Fortis Financial Servcies Limited] Religare Capital Markets Limited Religare Enterprises Limited Oscar Investments Limited
Mr. Atul Sobti		
Mr. Ramesh L Adige**		

* Relatives of key management personnel and entities with whom the Group had transactions during the year
** For part of the year

d] **Associates:**

Zenotech Laboratories Limited, India
Shimal Research Laboratories Limited, India

The following transactions were carried out with related parties in the ordinary course of business.

Rs. Million

	2008	2007
(i) Joint Venture:		
Nihon Pharmaceuticals Industry Co. Ltd. Japan		
Sale of finished goods	**215.54**	107.56
Product quality claims	**–**	3.32
Balance at the end of the year :		
Receivables	**–**	20.02
Payables	**2.84**	–
(ii) Relationship:		
a) Key management personnel and their relatives		
Remuneration to key management personnel	**274.82**	309.93
House rent allowance	**2.40**	2.40
Pension	**2.03**	2.03
Medical reimbursement	**0.05**	0.03
b) Entities over which significant influence is exercised		
Sale of finished goods		
Fortis Health Care Limited	**18.03**	13.38
Services rendered and other receipts		
Fortis Clinical Research Limited	**16.63**	9.46
Management services received		
Oscar Investments Limited	**15.70**	–

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008

SCHEDULE 26

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

	Rs. Million	
	2008	2007
Services availed and other similar payments		
Fortis Clinical Research Limited	**233.50**	168.36
Religare Travels (India) Limited	**55.00**	54.12
Religare Technova IT Services Limited	**65.13**	–
Others	**49.73**	38.60
Advisory services availed		
Religare Capital Markets Limited	**235.11**	–
Purchase of assets/software licences		
Super Religare Laboratories Limited	**–**	2.95
Religare Technova IT Services Limited	**145.84**	–
Fortis Clinical Research Limited	**288.50**	–
Sale of investments		
Religare Enterprises Limited	**44.00**	–
Balance at the end of the year		
Receivables		
Fortis Health Care Limited	**7.68**	3.96
Oscar Investments Limited	**5.16**	–
Payables		
Fortis Clinical Research Limited	**16.87**	8.10
Religare Technova IT Services Limited	**17.69**	–
Religare Travel (India) limited	**–**	2.99
Others	**3.79**	1.05
(iii) Associates		
Zenotech Laboratories Limited		
Project cost of exhibit batches	**–**	17.65
Purchase of materials/ finished goods	**48.35**	–
Investments made	**1,385.21**	–
Balances at the end of the year:		
Payables	**0.45**	7.30

19. Segment Information

Business Segments

For management purposes, the Group reviews the performance on the basis of business units identified as Pharmaceuticals and Other businesses, which are reportable segments.

Pharmaceuticals segment comprise of manufacture and trading of Formulations, Active Pharmaceuticals Ingredients (API) and Intermediate, Generics, Drug discovery and Consumer Health Care products.

Other businesses comprise of rendering of financial services.

Geographic Segments

The Group's business is organised into four key geographic segments. Revenues are attributable to individual geographic segments based upon the location of the customers.

Other Information

All segment revenues, expenses, assets and liabilities are directly attributable to the segments and disclosed accordingly.

Segment revenues, expenses and results include transfers between business segments. Inter-segment transfers are accounted for at selling price to the transferring segment. Such transfers are eliminated on consolidation.

The accounting policies consistently used in the preparation of the financial statements are also applied to revenues and expenditure of individual segments.

Segment information disclosures as required under accounting standard on "Segment Reporting" issued by The Institute of Chartered Accountants of India.

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008

SCHEDULE 26

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

a] **Primary segment information**

Rs. Million

	Pharmaceuticals		Others		Segment Total		Elimination		Total	
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
REVENUE										
External revenue	**74,213.55**	67,809.77	**–**	–	**74,213.55**	67,809.77	**–**	–	**74,213.55**	67,809.77
Inter segment revenue	**–**	–	**–**	–	**–**	–	**–**	–	**–**	–
Total revenue	**74,213.55**	67,809.77	**–**	–	**74,213.55**	67,809.77	**–**	–	**74,213.55**	67,809.77
RESULTS										
Total segment results	**(8,160.98)**	7,297.22	**3.82**	(333.50)	**(8,157.16)**	6,963.70	**–**	–	**(8,157.16)**	6,963.70
Interest expense									**(2,055.01)**	(1,411.88)
Interest income									**1,053.26**	218.72
Unallocated corporate income (net of expense)									**(5,841.40)**	4,214.81
Income taxes									**5,650.83**	(2,117.85)
Profit/ (loss) after tax									**(9,349.48)**	7,867.50
OTHER INFORMATION										
Segment assets	**92,896.16**	84,435.43	**19.48**	15.65	**92,915.64**	84,451.08	**–**	–	**92,915.64**	84,451.08
Unallocated assets									**41,520.87**	9,624.44
Total assets									**134,436.51**	94,075.52
Segment liabilities	**41,737.71**	15,162.51	**3.20**	3.21	**41,740.91**	15,165.72	**–**	–	**41,740.91**	15,165.72
Unallocated liabilities									**49,733.13**	50,875.91
Total liabilities									**91,474.04**	66,041.63
Capital Expenditure	**5,761.54**	7,157.79	**–**	–	**5,761.54**	7,157.79	**–**	–	**5,761.54**	7,157.79
Depreciation, amortisation, & Impairment	**2,824.68**	2,183.40	**0.01**	0.01	**2,824.69**	2,183.41	**–**	–	**2,824.69**	2,183.41
Non cash expenses other than Depreciation, amortisation and impairment	**792.55**	152.06	**(3.62)**	354.92	**788.93**	506.98	**–**	–	**788.93**	506.98

b] **Secondary segment information - Geographical**

Rs. Million

	India		Europe		North America		Asia Pacific		Others	
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Segment revenue	**15,901.59**	16,658.86	**18,196.67**	16,865.84	**19,749.15**	17,507.99	**5,714.68**	4,764.19	**14,651.46**	12,012.89
Segment assets	**70,034.66**	37,047.08	**41,452.74**	36,568.71	**13,003.00**	12,410.89	**2,970.37**	2,457.82	**6,975.74**	5,591.02
Capital expenditure	**4,274.68**	2,617.31	**469.81**	875.89	**282.63**	1,419.42	**201.06**	122.03	**533.36**	2,123.14

20. Acquisition of additional stake in Zenotech Laboratories Limited

During 2008, the Group acquired additional stake of 25.15 percent in Zenotech Laboratories Limited ("Zenotech") by purchase of shares from Promoters of Zenotech and through open offer made under Securities and Exchange Board of India.(Substantial Acquisition of Shares and Takeovers) Regulations, 1997 for Rs. 1,385.20 million, resulting in a total holding of 46.99 percent. The Group recognised goodwill of Rs. 1,084.07 million as excess of the purchase price paid.

21. Acquisition of Vectra Pharmaceuticals Private Limited

In January 2008, the Group acquired pharmaceutical business undertaking of Vectra Pharmaceutical Private Limited, in India, through its Indian subsidiary partnership firm, Solrex Pharmaceuticals Company, for a total cash consideration of Rs 1,550.00 million.

22. Food and drug administration ("FDA") investigations

a) On February 25, 2009 the Group received a letter from the US FDA indicating that the Agency had invoked its Application Integrity Policy ("AIP") against the Paonta Sahib facility (the "facility").

The management of the Group believes that there was no falsification of data generated at the facility and also believes that there is no indication of a pattern and practice of submitting untrue statements of material fact and other improper conduct. Accordingly, the Company based on opinion from its legal council believe that it is more likely that no incremental present obligation exists at the balance sheet date.

b) On September 16, 2008, the Group received 2 warning letters and an Import Alert from the US FDA, covering 30 generic drugs being manufactured at its Paonta Sahib and Dewas plants. The alert excludes

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008

SCHEDULE 26

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

one product namely, Gancyclovir capsules, which will continue to be sold in the United States market. The issue raised in the warning letters relate to "Current Good Manufacturing Practice" being followed at the said plants and does not in any way raises questions on product's quality, safety or effectiveness. Consequent to Import Alert the Group is not able to sell the products covered under Import Alert and accordingly, it has recorded a provision of Rs. 2,631.11 million towards inventory and sales return. The Group has filed responses to both warning letters and expects that matter will resolved favorably in the near future.

c) The United States Department of Justice (DOJ) filed a motion on July 3, 2008, seeking certain documents. On the submission of these documents, the DOJ withdrew the motion on October 7, 2008.

d) The Group continues to fully cooperate with the concerned authorities for their final clearance, pending which there would be delays for new product approvals and sales of existing products to United States of America.

23. Serious Fraud Office case (SFO)

In April, 2006, SFO, UK instituted criminal proceeding against several defendants including Ranbaxy (UK) Limited ("RUKL") for conspiracy to defraud the Secretary of State for Health and others by fixing and maintaining price etc. of medicinal products during April 1, 1998 to September 30, 2000.

On February 02, 2009, the court discharged the defendants and now Ranbaxy is evaluating recovery of the legal fees.

24. Scottish & Northern Ireland proceedings - civil claims

In 2005, the Scottish and Northern Irish Health Authorities ("the Authorities") initiated proceedings by filing civil claims against a number of pharmaceutical companies, including RUKL on the alleged grounds relating to anti-competitive conduct. RUKL filed defence to both the proceedings in 2006.

RUKL has settled the cases with the Authorities for approximately Rs. 113.99 million and there is no continuing involvement of the Group.

25. Consolidated financial statements comprise the financial statements of the Parent Company and its subsidiaries, joint ventures and associate listed below:

Subsidiary	Country of incorporation	Effective group shareholding (%)
Ranbaxy Drugs and Chemicals Company	India	100.00%
Ranbaxy Drugs Limited	India	100.00%
Rexcel Pharmaceuticals Limited	India	100.00%
Solus Pharmaceuticals Limited	India	100.00%
Solrex Pharmaceuticals Company	India	100.00%
Vidyut Investments Limited	India	100.00%
Ranbaxy SEZ Limited	India	100.00%
Ranbaxy N.A.N.V.	Antilles, Netherlands	100.00%
Ranbaxy Australia Pty. Ltd.	Australia	100.00%
Ranbaxy Belgium N.V.	Belgium	100.00%
Ranbaxy Farmaceutica Ltda.	Brazil	100.00%
Ranbaxy Do Brazil Ltda	Brazil	100.00%
Ranbaxy Pharmaceuticals, Canada Inc.	Canada	100.00%
Ranbaxy Egypt (L.L.C.)	Egypt	100.00%
Rexcel Egypt (L.L.C.)	Egypt	100.00%
Ranbaxy Pharmacie Generiques SAS	France	100.00%
Office Pharmaceutique Industriel Et Hospitalier SARL ("OPIH SARL")	France	100.00%
Basics GmbH	Germany	100.00%
Lapharma GmbH	Germany	100.00%
Ranbaxy (Hong Kong) Limited	Hong Kong	100.00%
Ranbaxy Hungary Gyogyszereszeti Kft	Hungary	100.00%
Ranbaxy Ireland Ltd.	Ireland	100.00%
Ranbaxy Italia S.p.A	Italy	100.00%

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008

SCHEDULE 26

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

Subsidiary	Country of incorporation	Effective group shareholding (%)
Ranbaxy Mexico S.A. de C.V.	Mexico	100.00%
Ranbaxy-PRP (Peru) S.A.C.	Peru	100.00%
Ranbaxy Poland S.P. Z.o.o.	Poland	100.00%
Ranbaxy Portugal - Com E Desenvolv De Prod Farmaceuticos Unipessoal Lda	Portugal	100.00%
ZAO Ranbaxy	Russia	100.00%
Ranbaxy (S.A.) (Proprietary) Ltd.	South Africa	100.00%
Laboratorios Ranbaxy, S.L.	Spain	100.00%
Ranbaxy Pharma AB	Sweden	100.00%
Ranbaxy (Netherlands) B.V. ("RNBV")	The Netherlands	100.00%
Ranbaxy (U.K.) Ltd.	United Kingdom	100.00%
Ranbaxy Holdings (U.K.) Ltd.	United Kingdom	100.00%
Ranbaxy Europe Ltd.	United Kingdom	100.00%
Ranbaxy Inc.	United States of America	100.00%
Ranbaxy Pharmaceuticals, Inc.	United States of America	100.00%
Ranbaxy USA, Inc.	United States of America	100.00%
Ohm Laboratories, Inc.	United States of America	100.00%
Ranbaxy Laboratories, Inc.	United States of America	100.00%
Ranbaxy Vietnam Company Ltd.	Vietnam	100.00%
Gufic Pharma Limited	India	98.00%
Terapia S.A.	Romania	96.70%
Terapia Distributie S.R.L.	Romania	96.70%
Ranbaxy Unichem Company Ltd.	Thailand	88.56%
Ranbaxy Nigeria Ltd.	Nigeria	85.31%
Ranbaxy (Guangzhou China) Limited	Republic of China	83.00%
Ranbaxy Life Sciences Research Ltd.	India	80.07%
Be-Tabs Pharmaceuticals (Proprietary) Ltd.	South Africa	75.00%
Be-Tabs Investments (Proprietary) Ltd.	South Africa	75.00%
Sonke Pharmaceuticals (Proprietory) Ltd.	South Africa	68.40%
Ranbaxy Malaysia Sdn. Bhd.	Malaysia	68.09%
Ranbaxy Signature L.L.C	United States of America	67.50%
Joint Venture		
Nihon Pharmaceutical Industry Co., Ltd.	Japan	50.00%
Associates		
Zenotech Laboratories Limited	India	46.99%
Shimal Research Laboratories Limited	India	24.91%

26. Previous year figures

Previous year figures have been regrouped / re-casted wherever considered necessary to make these comparable with those of the current year.

On behalf of the Board of Directors

MALVINDER MOHAN SINGH
Chairman, CEO & Managing Director

ATUL SOBTI
Chief Operating Officer & Whole-time Director

OMESH SETHI
Chief Financial Officer

SUSHIL K. PATAWARI
Company Secretary

Place : Gurgaon
Dated : March 27, 2009

FINANCIAL DETAILS OF THE
SUBSIDIARY COMPANIES

FOR THE YEAR ENDED DECEMBER 31, 2008

Name of the Subsidiary	Closing exchange rate against Indian Rupee as on December 31, 2008	Capital	Reserves	Total assets	Total liabilities	Investments (except in case of investment in subsidiaries)*	Turnover	Profit before tax	Provision for tax	Profit after tax	Proposed dividend
		Rs. in Million									
Domestic:											
Solus Pharmaceuticals Limited	**1.0000**	149.01	627.38	1,740.42	964.03	1,707.05	–	0.07	0.72	(0.65)	–
Vidyut Investments Limited	**1.0000**	250.08	(233.82)	19.48	3.22	–	–	3.82	–	3.82	–
Ranbaxy Drugs and Chemicals Company (A public company with unlimited liability)	**1.0000**	62.00	6.23	70.22	1.99	34.30	0.23	0.37	0.08	0.29	–
Ranbaxy Drugs Limited	**1.0000**	31.00	(0.42)	33.70	3.12	–	–	(0.01)	–	(0.01)	–
Ranbaxy SEZ Limited	**1.0000**	0.50	(0.03)	0.47	–	–	–	(0.03)	–	(0.03)	–
Rexcel Pharmaceuticals Limited	**1.0000**	125.00	640.05	1,744.14	979.09	1,707.05	–	(0.69)	(0.40)	(0.29)	–
Gufic Pharma Limited	**1.0000**	0.50	2.06	2.75	0.19	–	0.24	0.20	0.02	0.18	–
Ranbaxy Life Sciences Research Limited	**1.0000**	50.60	189.86	246.45	5.99	–	–	15.87	5.98	9.89	–
Overseas :											
Ranbaxy (Guangzhou, China) Limited Republic of China	**7.1225**	464.74	(311.56)	372.18	219.00	–	796.42	37.27	–	37.27	–
Ranbaxy Malaysia Sdn. Bhd. Malaysia	**14.0647**	112.52	551.95	1,074.07	409.60	–	966.80	88.23	10.65	77.58	–
Ranbaxy (Hong Kong) Limited Hong Kong	**6.2696**	15.05	(10.33)	122.22	117.50	–	345.77	7.80	–	7.80	–
Ranbaxy N.A.N.V. Antilles, Netherlands	**48.5900**	1.46	(13.04)	0.32	11.90	–	–	(0.11)	–	(0.11)	–
Basics GmbH Germany	**68.0272**	331.63	414.25	1,002.02	256.14	–	1,743.42	106.29	35.67	70.62	–
Ranbaxy (S.A.) (Proprietary) Ltd. South Africa	**5.1308**	1.86	245.30	597.78	350.62	–	1,213.22	(4.01)	(1.40)	(2.61)	–
Sonke Pharmaceuticals (Pty.) Ltd. South Africa	**5.1308**	$	(34.62)	313.44	348.06	–	129.45	(41.08)	(11.30)	(29.78)	–
Ranbaxy Egypt (L.L.C.) Egypt	**8.8417**	42.89	(23.13)	82.14	62.38	–	199.05	5.57	34.65	(29.08)	–
Rexcel Egypt (L.L.C.) Egypt	**8.8417**	2.12	(13.45)	41.25	52.58	–	39.27	0.49	18.14	(17.65)	–
Ranbaxy (U.K.) Ltd. United Kingdom	**70.9220**	1,542.55	(1,153.82)	1,111.08	722.35	–	1,407.04	(192.99)	–	(192.99)	–
Ranbaxy Poland S.P. Z.o.o. Poland	**16.2075**	69.55	28.67	118.39	20.17	–	388.29	40.71	8.65	32.06	–
Ranbaxy Do Brazil Ltda Brazil	**21.0084**	12.47	(9.71)	5.10	2.34	–	–	(1.43)	(0.49)	(0.94)	–

Financial Details of the Subsidiary Companies

Name of the Subsidiary	Closing exchange rate against Indian Rupee as on December 31, 2008	Rs. in Million Capital	Reserves	Total assets	Total liabilities	Investments (except in case of investment in subsidiaries)*	Turnover	Profit before tax	Provision for tax	Profit after tax	Proposed dividend
Ranbaxy Nigeria Ltd. Nigeria	**0.3471**	13.88	381.55	904.43	509.00	–	1,196.44	234.58	78.86	155.72	–
Ranbaxy Unichem Company Ltd. Thailand	**1.3939**	139.39	176.76	325.87	9.72	–	581.22	83.11	25.30	57.81	–
Ranbaxy Farmaceutica Ltda. Brazil	**21.0084**	364.85	(304.76)	1,389.49	1,329.40	–	1,333.31	(1.65)	(13.97)	12.32	–
Ranbaxy-PRP (Peru) S.A.C. Peru	**15.4560**	63.83	(9.37)	285.57	231.11	–	382.11	7.21	5.92	1.29	–
Ranbaxy Vietnam Company Ltd., Vietnam	**0.0028**	36.65	(58.56)	37.05	58.96	–	56.08	(16.65)	–	(16.65)	–
Ranbaxy Europe Ltd. United Kingdom	**70.9220**	0.71	25.41	267.39	241.27	–	711.08	7.84	(4.89)	12.73	–
Ranbaxy Pharmaceuticals, Inc., USA	**48.5900**	$	2,084.96	2,084.96	–	–	11,982.85	(424.87)	(131.98)	(292.89)	–
Ranbaxy Inc., USA	**48.5900**	631.67	1,811.42	3,802.40	1,359.31	–	–	64.34	32.84	31.50	–
Ranbaxy USA, Inc. USA	**48.5900**	$	181.23	682.29	501.06	–	–	34.94	(5.15)	40.09	–
Ohm Laboratories, Inc., USA	**48.5900**	11.59	2,753.37	2,838.95	73.99	–	9,858.85	172.26	86.10	86.16	–
Ranbaxy Laboratories, Inc., USA	**48.5900**	–	1,302.14	7,841.26	6,539.12	–	3,699.56	20.07	(64.21)	84.28	–
Ranbaxy Signature LLC USA	**48.5900**	–	(605.42)	4.89	610.31	–	76.56	9.01	(0.02)	9.03	–
Ranbaxy (Netherlands) B.V. ("RNBV") The Netherlands	**48.5900**	29,397.09	(73.28)	30,132.71	808.90	442.26	(26.22)	(509.00)	16.37	(525.37)	–
Ranbaxy Holdings (U.K.) Ltd. United Kingdom	**70.9220**	2,167.11	11.98	2,180.79	1.70	–	–	(0.48)	–	(0.48)	–
Ranbaxy Ireland Ltd. Ireland	**68.0272**	483.77	979.53	1,952.37	489.07	–	2,452.79	169.80	19.92	149.88	–
ZAO Ranbaxy Russia	**1.6534**	4.96	(33.54)	1,843.34	1,871.92	–	2,104.87	(207.26)	(20.10)	(187.16)	–
Ranbaxy Pharmacie Generiques SAS France	**68.0272**	506.69	208.57	2,010.59	1,295.33	–	2,927.87	117.99	42.26	75.73	–
Ranbaxy Portugal - Com E Desenvolv De Prod Farmaceuticos Unipessoal Lda Portugal	**68.0272**	143.20	(126.44)	113.09	96.33	–	164.09	(17.99)	1.21	(19.20)	–
Laboratorios Ranbaxy, S.L. Spain	**68.0272**	340.14	(817.46)	271.52	748.84	–	496.63	(259.55)	0.00	(259.55)	–
Office Pharmaceutique Industriel Et Hospitalier SARL ("OPIH SARL") France	**68.0272**	90.48	(55.53)	180.02	145.07	–	–	(8.83)	(2.81)	(6.02)	–

Name of the Subsidiary	Closing exchange rate against Indian Rupee as on December 31, 2008	Rs. in Million									
		Capital	Reserves	Total assets	Total liabilities	Investments (except in case of investment in subsidiaries)*	Turnover	Profit before tax	Provision for tax	Profit after tax	Proposed dividend
Ranbaxy Australia Pty. Ltd. Australia	**34.3643**	144.33	(306.32)	103.64	265.63	–	82.01	(144.31)	–	(144.31)	–
Ranbaxy Pharmaceuticals Canada Inc. Canada	**40.0000**	90.00	280.08	1,017.87	647.79	–	2,323.31	251.65	84.92	166.73	–
Ranbaxy Italia S.p.A Italy	**68.0272**	857.14	(398.23)	1,114.69	655.78	–	630.16	(226.35)	(53.34)	(173.01)	–
Ranbaxy Hungary Gyogyszereszeti Kft Hungary	**0.2579**	12.48	(0.29)	12.19	–	–	–	(0.03)	–	(0.03)	–
Ranbaxy Mexico S.A. de C.V. Mexico	**3.5511**	76.95	(199.58)	115.96	238.59	–	202.98	(117.77)	(4.59)	(113.18)	–
Terapia S.A. Romania	**16.8067**	420.53	6,228.60	8,857.67	2,208.54	–	5,023.72	649.30	124.92	524.38	–
Terapia Distributie S.R.L. Romania	**16.8067**	0.50	55.50	952.23	896.23	–	1,311.37	21.84	–	21.84	–
Lapharma GmbH Germany	**68.0272**	1.70	(0.15)	1.64	0.09	–	–	(0.07)	0.02	(0.09)	–
Ranbaxy Belgium N.V. Belgium	**68.0272**	38.22	12.03	212.66	162.41	–	421.76	83.65	(24.04)	107.69	–
Ranbaxy Pharma AB Sweden	**6.2189**	6.84	(84.56)	167.80	245.52	–	157.93	(50.25)	(30.18)	(20.07)	–
Be-Tabs Pharmaceuticals (Proprietary) Ltd. South Africa	**5.1308**	$	655.43	1,162.17	506.74	–	994.36	37.15	10.09	27.06	–
Be-Tabs Investments (Proprietary) Ltd. South Africa	**5.1308**	$	54.73	346.20	291.47	–	–	(1.01)	(5.07)	4.06	–

$ Rounded off to nil

***Detail of Investments**

Name of the subsidiary	**Particulars**	**Nature of investments**	**Face value**	**Numbers**	**Amount (Rs. Million)**
Solus Pharmaceuticals Ltd.	Solrex Pharmaceuticals Company (A partnership firm)	Capital Contribution			1,707.05
Rexcel Pharmaceuticals Ltd.	Solrex Pharmaceuticals Company (A partnership firm)	Capital Contribution			1,707.05
Ranbaxy Drugs and Chemicals Company (A public company with unlimited liability)	Sidmak Laboratories (India) Limited	Equity shares	Rs. 10	167,330	34.30
Ranbaxy (Netherlands) B.V., The Netherlands	Nihon Pharmaceuticals Industry Co. Ltd., Japan	Equity shares	Yen 500	160,000	442.26

Notes:

(i) In terms of approval granted by the Central Government under Section 212(8) of the Companies Act, 1956, the annual accounts of the subsidiary companies and the related detailed information will be made available upon request by the investors of the Company and of its subsidiary companies. These documents will also be available for inspection by any investor at the Head Office of the Company at 12th Floor, Devika Tower, 6, Nehru Place, New Delhi - 110019, and that of the subsidiary companies concerned.

(ii) The Board of Directors at its meeting held on March 27, 2009, approved for seeking exemption from the Government under Section 212(8) of the Companies Act, 1956, in respect of all the subsidiaries of the Company.

(iii) The Company has consolidated the financial statements of its subsidiaries as per Accounting Standard (AS) - 21 "Consolidated Financial Statements", issued by The Institute of Chartered Accountants of India.

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RANBAXY
LABORATORIES LIMITED

Plot No. 90, Sector 32, Gurgaon – 122 001, Haryana (India)
Tel.: +91-124-4135000. Fax : +91-124-4135001

www.ranbaxy.com